Filed pursuant to Rule 253(g)(2)

File No. 024-12756

BRIDGEWELL SECURED INCOME LP

2400 E. Colonial Dr., Ste 200

Orlando, FL 32803

Phone No.: (877) 700-4800

manager@bridgewellfunds.com

https://www.earn7now.com/

$75,000,000.00 Maximum Offering Amount

BridgeWell Secured Income LP, a Florida limited liability partnership (which we refer to as “we,” “us,” “our” or “Partnership”), is offering up to 75,000 units of partnership interest (the “Interests(s),” or “Securities”) in the Partnership at $1,000.00 per Interest, for a maximum of $75,000,000.00 (“Maximum Offering Amount”), if all offered Interests are sold (the “Offering”). There are no minimum offering amount and no provision to escrow or return investor funds if any minimum number of Interests is not sold. All funds raised by the Partnership from this Offering will be immediately available for the Partnership’s use. The minimum investment amount established for each investor is $10,000.00, which may be waived by the Partnership on a case-by-case basis for any reason or no reason at all.

Concurrently with this offering, the Partnership is offering Interests through an offering exempt from registration under Regulation D, Rule 506(c), and had 7,834.42 Interests issued and outstanding as of April 30, 2026.

The sale of Interests will commence once this offering circular, as amended, is qualified by the Securities and Exchange Commission (“SEC”). We will conduct separate closings within seven (7) days of receiving investor funds and completed subscription documents. This offering will terminate at the earlier to occur of: (i) all Interests offered hereby are sold, (ii) three years from the date this offering circular, as amended, is qualified with the SEC, or (iii) such earlier date as determined by the Partnership.

	Price to public(1)	Underwriting discount and commissions(2)	Proceeds to Issuer(3)

Per Interest	$1,000.00	$0.00	$105.05
Total Maximum(4)	$75,000,000.00	$0.00	$23,815,923.60

(1)	All amounts in this chart and circular are in U.S. dollars unless otherwise indicated. All investor funds will be held in a segregated Partnership account until the investor’s subscription is accepted by the Partnership, at which time such funds will become available for the Partnership’s use.

(2)	We have not engaged a broker dealer or selling agent and all proceeds from the Offering will be payable to the Partnership. See “Plan of Distribution” on page 35 for further details.

(3)	The Partnership will incur expenses relating to this Offering, including, but not limited to, legal, accounting, marketing, escrow, technology, and travel expenses, which expenses are not reflected in the above table. Such expenses may be advanced by Secured Income Manager LLC, a Florida limited liability company (“General Partner”), our General Partner, with or without reimbursement.

(4)	This Offering is being made on a best-efforts basis. There is no minimum offering amount and no provision to escrow or return investor funds if any minimum number of Interests are not sold. All investor funds will be immediately available for use upon acceptance.

Our Interests are not now listed on any national securities exchange, quotation system or the Nasdaq stock market and there is no market for our securities. There is no guarantee, and it is unlikely, that an active trading market will develop in our securities. Investors should be prepared to hold our Interests indefinitely.

This Offering is highly speculative, and these securities involve a high degree of risk and should be considered only by persons who can afford the loss of their entire investment. See “Risk Factors” on page 5 for a description of some of the risks that should be considered before investing in our Interests. These risks include, but are not limited to, the following:

Summary of Key Risk Factors

Risk Category	Risk Factor	Description
Investment Structure	Blind Pool Risk	Investors will not be able to review or approve specific investments before funds are deployed and must rely entirely on management’s judgment, making the investment more speculative.
Investment Structure	Limited Liquidity	Interests are not publicly traded and may be difficult or impossible to sell, and investors should be prepared to hold their investment for an extended period or lose some or all of their capital.
Portfolio Construction	Concentration Risk	Investments may be concentrated in certain regions, property types, or individual loans, increasing exposure to localized economic downturns or borrower defaults.
Portfolio Construction	Limited Diversification	Investing in fewer, larger loans may increase the impact of a single loan default on overall performance.
Loan Structure	Subordinated and Junior Loans	Some investments may be junior to other debt and may receive little or no recovery if a borrower defaults or a senior lender forecloses.
Loan Structure	Intercreditor Restrictions	Agreements with senior lenders may limit the Partnership’s ability to enforce remedies or protect its position following a default.
Valuation	“As-Completed” Valuation Risk	Loan values are sometimes based on expected future property values, which may not be realized, reducing recoveries in the event of default.
Loan Terms	Balloon Payment Risk	Certain loans require large payments at maturity that depend on refinancing or property sales, which may not occur.
Credit Exposure	Non-Recourse Loans	In many cases, recovery is limited to the property securing the loan, which may be worth less than the amount owed.
Development	Construction & Renovation Risk	Loans funding construction or renovation are riskier due to cost overruns, delays, contractor issues, and market changes.
Development	Project Non-Completion	If a project is not completed or becomes uneconomic, the value of the collateral may decline significantly.
Legal	Mechanics’ Lien Risk	Contractors or suppliers may assert liens that impair the Partnership’s security interest.

Enforcement	Foreclosure Delay & Expense	Foreclosure and bankruptcy proceedings may take years, involve significant costs, and reduce investor returns.
Enforcement	Bankruptcy Risk	Bankruptcy courts may reduce loan balances, change repayment terms, or limit enforcement rights.
Government Action	Tax Sale & Eminent Domain	Government actions, including tax sales or eminent domain proceedings, could reduce or eliminate recoveries.
REO Ownership	Real Estate Ownership Risk	If the Partnership takes ownership of property, it may incur operating losses, environmental liabilities, or legal claims.
Liquidity	Difficulty Selling Properties	Real estate assets may be difficult to sell or may sell for less than anticipated, particularly during market downturns.
Borrower Risk	Borrower Financial Deterioration	A borrower’s financial condition may worsen after loan origination, increasing the risk of default.
Borrower Risk	Permanent Financing Risk	Borrowers may be unable to obtain refinancing needed to repay loans at maturity.
Market Risk	Interest Rate Risk	Rising interest rates may increase borrower defaults and reduce property values.
Market Risk	Real Estate Market Volatility	Property values and rental income may decline due to economic conditions beyond management’s control.
Management	Reliance on Management	The success of the investment depends heavily on the General Partner and its affiliates, which have limited operating history.
Governance	Limited Investor Rights	Investors have limited voting rights and minimal ability to influence management decisions or strategy changes.
Operations	Multiple Offerings Risk	Conducting multiple offerings may increase compliance costs, litigation risk, and management distraction.
Financial Reporting	Reduced Reporting Obligations	As a Tier 2 Reg A issuer, reporting requirements are less frequent and detailed than those of fully public companies.
Leverage	Use of Borrowings	Borrowing against assets increases the risk of loss and may reduce cash available for distributions.
Liquidity	Cash Flow Constraints	Distributions depend on available cash flow and may be reduced or suspended.
Structure	No Guaranteed Distributions	There is no guarantee that investors will receive distributions or recover their invested capital.
Regulatory	Regulatory Compliance Risk	Failure to comply with complex lending and servicing regulations could result in fines, losses, or unenforceable loans.
Legal	Litigation Risk	The Partnership may face lawsuits that could result in significant legal costs or liabilities.
Investor Rights	Class Action Waiver	Investors agree to bring claims individually, which may limit recovery and increase legal costs.
Insurance	Uninsured Losses	Certain events may not be covered by insurance, resulting in losses to the Partnership.
Insurance	Insurance Lapse Risk	Properties securing loans may become uninsured following borrower default.
Environmental	Environmental Hazards	Properties may contain environmental issues or mold that result in cleanup costs or liability.

Tax	Taxable Income Without Cash	Investors may owe taxes on allocated income even if no distributions are received.
Tax	Limited Use of Losses	Tax losses may be limited under passive activity rules and may not offset other income.
Early Stage	Limited Operating History	The Partnership is newly formed and has limited operating and investment history.
Capital	Capital Raising Risk	Failure to raise sufficient capital could limit investment opportunities and operating scale.
Capital Use	Use of Proceeds Risk	Management has discretion over use of proceeds, which may not generate expected returns.

THE U.S. SECURITIES AND EXCHANGE COMMISSION DOES NOT PASS UPON THE MERITS OF OR GIVE ITS APPROVAL TO ANY SECURITIES OFFERED OR THE TERMS OF THE OFFERING, NOR DOES IT PASS UPON THE ACCURACY OR COMPLETENESS OF ANY OFFERING CIRCULAR OR OTHER SOLICITATION MATERIALS. THESE SECURITIES ARE OFFERED PURSUANT TO AN EXEMPTION FROM REGISTRATION WITH THE COMMISSION; HOWEVER, THE COMMISSION HAS NOT MADE AN INDEPENDENT DETERMINATION THAT THE SECURITIES OFFERED ARE EXEMPT FROM REGISTRATION.

This Offering is being made pursuant to Tier 2 of Regulation A following the Form 1-A offering circular disclosure format.

Summary of Information

This summary highlights some of the information in this circular. It is not complete and may not contain all of the information that you may want to consider. To understand this offering fully, you should carefully read the entire circular, including the section entitled “Risk Factors,” before making a decision to invest in our securities. Unless otherwise noted or unless the context otherwise requires, the terms “we,” “us,” “our,” and “Partnership” refer to BridgeWell Secured Income LP together with our wholly and majority owned subsidiaries.

The Partnership

BridgeWell Secured Income LP was organized as a limited liability partnership in Florida on June 23, 2025. The Partnership intends to acquire real estate secured loans (fixed and variable interest rate), primarily bridge loans and other loans secured by real estate (“Mortgage Loans”). The Partnership’s principal address is 2400 E. Colonial Dr., Ste 200, Orlando, FL 32803.

Business Overview

BridgeWell Secured Income, LP is an emerging growth company which was formed on June 23, 2025. We have been operating for approximately eight months as of the date of this offering circular. We intend on generating revenues primarily from interest received on mortgage notes acquired. However, under certain favourable market conditions, we may generate revenues from direct ownership of real estate which could generate revenues in two ways: cash flow from lease of the properties, or resale profits. We intend to acquire all the mortgage notes from BridgeWell Capital (“BW Capital”), which is an affiliate of our General Partner. However, we reserve the right to acquire mortgage notes from other companies. We may also purchase non-performing notes in certain favourable market environments which could generate revenues by facilitating performance on the notes or by foreclosing and then profiting from real estate owned as described above.

As of January 31, 2026, the Partnership had a loan portfolio balance of $5,462,974.09 spread across 23 total Mortgage Loans. All Mortgage Loans as of that date are performing and the Partnership has no real estate owned properties. The weighted average Mortgage Loan interest rate is 10.03%. Commercial loans comprise 59.1% and residential loans comprise 40.9% of the Partnership’s holdings. The Mortgage Loans are concentrated in the following states: MI 20%, FL 18%, NC 18%, GA 10%, TN 10%, MO 9%, SC 5%, Other 9% (states with less than 5% representation).

Management

The Partnership’s General Partner is Secured Income Manager LLC, a Florida limited liability company. Jennifer L. Jones is the manager of the General Partner. Our General Partner shall manage and administer partnership assets and perform all other duties prescribed for in our limited partnership agreement dated September 16, 2025 (the “Agreement”) and the Florida Revised Uniform Partnership Act. No other person shall have any right or authority to act for or bind the Partnership except as permitted in our Agreement or as required by law. Our General Partner shall have no personal liability for the obligations of the Partnership.

Capitalization

The Partnership is authorized to issue an unlimited number of Interests. As of April 30, 2026, the Partnership had 7,834.42 Interests issued and outstanding. Following the completion of this Offering, assuming all offered Interests are sold, and no other Interests of the Partnership are issued, the Partnership will have 80,646.20 Interests issued and outstanding. However, the Partnership is offering Interests through an offering exempt from registration under Regulation D, Rule 506(c) concurrently with this offering and so investors in this offering will be subject to dilution from Interests sold in the Regulation D offering. The Partnership has no SAFEs, warrants, or convertible notes outstanding.

Distributions

Cash Flow generated by the Partnership will be distributed to the partners of the Partnership (the “Partners”) as described below. All Partners other than the General Partner are referred to as “Limited Partners” herein. “Cash Flow” means the cash proceeds realized by the Partnership plus cash interest payments received with respect to such proceeds, decreased by the sum of: (i) the amount of such proceeds applied by the Partnership to pay debts and liabilities of the Partnership; and (ii) any reserve established by the General Partner for the reinvestment of capital contributions into additional Mortgage Loans or anticipated cash disbursements that will have to be made before additional cash receipts from third parties will provide the funds thereof.

The General Partner has the sole discretion to reinvest capital contributions into additional Mortgage Loans when principal on a Mortgage Loan is repaid to the Partnership.

Operating Cash Flow

Except as provided elsewhere in the Agreement, operating cash flow of the Partnership shall be distributed to the Partners monthly, so long as the General Partner determines it is available for distribution, in the following order of priority.

(a)	First, ratably to the Limited Partners the payment of any previously deferred and compounded Preferred Return (defined below) owed to any Partner pursuant to Section 7.03 of the Agreement as described below.

(b)	Second, ratably to the Limited Partners a non-cumulative, non-compounded preferred return of seven percent (7%) per annum calculated on their capital contributions (the “Preferred Return”).

(c)	Third, one hundred percent (100%) to the General Partner.

* For the avoidance of doubt, if investors do not receive payment of their full Preferred Return in a particular year, the unpaid portion will not carry forward to the next year.

Capital Transactions

Except as provided elsewhere in the Agreement, Cash Flow of the Partnership resulting from capital transactions shall be distributed to the Partners, so long as the General Partner determines it is available for distribution, in the following order of priority as well as Cash Flow from dissolution.

(a)	First, ratably to the Limited Partners the payment of any previously deferred and compounded Preferred Return owed to any Partner pursuant to Section 7.03 of the Agreement.

(b)	Second, ratably to the Limited Partners until they have received one hundred percent (100%) of any unreturned capital contributions.

(c)	Third, one hundred percent (100%) to the General Partner.

Deferment of Cash Flow.

Upon admission to the Partnership or any time thereafter, subject to the approval of the General Partner in its sole discretion, a Limited Partner may request in writing to the Partnership for the deferment of payment of its Preferred Return to which it is entitled pursuant to Section 7.01(b) of the Agreement. Any payment of the Preferred Return deferred shall compound monthly until paid. For the avoidance of doubt, if Limited Partners do not receive their entire Preferred Return for a particular year, only the amount received by non-deferred Limited Partners will compound for those Limited Partners who have elected deferment. A Limited Partner may rescind their election of deferment at any time by providing the General Partner five (5) days’ written notice. The Partnership, in the sole discretion of the General Partner, may terminate any election of deferral of the Preferred Return at any time by providing the Limited Partners five (5) days’ written notice of such termination. Deferral of any Preferred Return shall not result in the purchase or issuance of additional Interests to a Partner.

Going Concern

The consolidated financial statements have been prepared on a going concern basis, which contemplates the realization of assets and satisfaction of liabilities in the normal course of business. As of the date of these financial statements, the Partnership has not generated sufficient revenues to sustain operations and requires additional capital to fund its operating activities and meet its obligations as they become due. The Partnership’s ability to continue as a going concern is dependent upon its ability to raise additional funds and to achieve profitable operations.

Management intends to raise additional capital through a Regulation D offering, and this offering; however, there can be no assurance that such financing will be available on acceptable terms, if at all. The failure to obtain sufficient additional financing and/or to achieve profitable operations raises substantial doubt about the Partnership’s ability to continue as a going concern. The consolidated financial statements do not include any adjustments that might result from the outcome of these uncertainties.

Use of Proceeds

In general, the Partnership will use net proceeds from this Offering for Offering expenses, the purchase of Mortgage Loans, working capital, and legal and accounting costs. See “Use of Proceeds” on page 38 for more details.

The Offering

This offering circular relates to the sale of up to 75,000 Interests at a price of $1,000.00 per Interest, for gross proceeds of up to $75,000,000. The minimum investment amount established for each investor is $10,000.00, which may be waived by the Partnership on a case-by-case basis for any reason or no reason at all. There are no minimum offering amount and no provision to escrow or return investor funds if any minimum number of Interests is not sold. All funds raised by the Partnership from this Offering will be immediately available for the Partnership’s use.

In order to subscribe to purchase Interests, a prospective investor deliver a completed a subscription agreement to the Partnership by email or mail to the Partnership’s principal address at 2400 E. Colonial Dr., Suite 200, Orlando, FL 32803, and send payment by personal check, cashier’s check, or bank wire. Interests are being offered on a best-efforts basis through the management and authorized employees of the Partnership, for which no independent compensation will be paid. Investors must answer certain questions to determine compliance with the investment limitation set forth in Regulation A Rule 251(d)(2)(i) under the Securities Act of 1933 (the “Securities Act”), which states that in offerings such as this one, where the securities will not be listed on a registered national securities exchange upon qualification, the aggregate purchase price to be paid by an investor who is a natural person for the securities cannot exceed ten percent (10%) of the greater of the investor’s annual income or net worth, unless the purchaser is an accredited investor. In the case of an investor who is not a natural person, revenues or net assets for the investors’ most recently completed fiscal year are used instead.

This Offering will terminate at the earlier to occur of: (i) the date all Interests offered hereby are sold, (ii) three years from the date this offering circular, as amended, is qualified with the SEC, or (iii) such earlier date as determined by the Partnership.

Voting Rights

Interests represent units of partnership interest of the Partnership (“Partnership Interest”). Partnership Interest means in respect to any Partner, all such Partner’s right, title and interest in and to the net profits, net losses and cash flow of the Partnership or the capital thereof or any interest therein. The percentage interest (“Percentage Interest”) of each Partner is the percentage that results from multiplying one hundred (100) by the quotient of the number of Interests held by such Partner divided by the total number of Interests held by all the Partners of the Partnership. Limited Partners have no right to participate in the management of the Partnership and have limited voting rights. Limited Partners may vote on the removal of the General Partner, a vacancy of the General Partner, dissolution of the Partnership, a proposed change to the distribution structure for Limited Partners, and an amendment to the Partnership Agreement.

Transfer Restrictions

Our Partnership Agreement contains significant restrictions on transfer of Interests. Except as permitted in Section 10.06 of the Agreement, no Partner may transfer, sell, convey, assign, pledge, hypothecate or encumber in any manner his, her or its respective Partnership Interest without the prior written approval of the General Partner, which approval may be withheld in the General Partner’s sole and absolute discretion. Furthermore, transfers of our Interests may only be made pursuant to exemptions under the Securities Act and as permitted by applicable state securities laws.

The following transfers by the Partners shall not require the prior consent of the Limited Partners:

(a)	With the written consent of the General Partner, any Partner who is a person may transfer his or her Partnership Interest or any portion thereof to a trust established for the exclusive benefit of such Partner, his or her spouse and/or lineal descendants, provided such Partner acting alone may bind the trust;

(b)	Any Partner who is a person may transfer his or her Partnership Interest to his or her spouse and/or lineal descendants by will upon the death of such Partner;

(c)	Any Successor to a Limited Partner pursuant to Section 10.02(e); and

(d)	With the written consent of the General Partner, any Partner may transfer such Partner’s Partnership Interest to any other Partner.

(e)	Subject to transfer restrictions imposed on the Interests, transfers shall be permitted without a transfer fee for Partners holding Interests through a qualified plan (i.e. any pension, profit sharing or stock bonus plan that is qualified under Code Section 401(a)), tax exempt entities, including individual retirement accounts (i.e. IRA and Roth IRA).

There is no market for our Interests, and none is likely to develop in the future.

Withdrawal

No Limited Partner may withdraw within the first six (6) months of a Limited Partner’s admission to the Partnership. Thereafter, the Partnership will use its best efforts to fulfil requests for a return of capital and payment of any deferred Preferred Return pursuant to Section 7.03 of this Agreement subject to, among other things, the Partnership’s then available cash flow, financial condition, and approval by the General Partner. The maximum aggregate amount of capital that the Partnership will return to the Limited Partners each calendar quarter is limited to ten percent (10%) of the total outstanding capital of the Partnership as of December 31 of the prior year. Additionally, the General Partner has the discretion to limit aggregate withdrawals during any single calendar year to not more than 10% of the total outstanding capital of the Partnership as of December 31 of the prior year. Notwithstanding the foregoing, the General Partner may, in its sole discretion, waive such withdrawal requirements if a Limited Partner is experiencing undue hardship. Please review the section entitled “Securities Being Offered” on page 74 and the Partnership Agreement attached as Exhibit 2.2 for the full withdrawal provisions.

General Partner Election to Liquidate a Limited Partner

At any time for any reason, the General Partner may elect to liquidate a Limited Partner’s Partnership Interest. The General Partner shall provide notice of liquidation to the Limited Partner in writing. Upon 100% return of capital and payment of any deferred preferred returns to the Limited Partner, the Limited Partner shall no longer be a Limited Partner of the Partnership.

About this Offering Circular

We have prepared this offering circular to be filed with the SEC for our offering of securities. The offering statement includes exhibits that provide more detailed descriptions of the matters discussed in this offering circular.

You should rely only on the information contained in this offering circular and the exhibits to the offering statement. We have not authorized any person to provide you with any information different from that contained in this offering circular. The information contained in this offering circular is complete and accurate only as of the date of this offering circular, regardless of the time of delivery of this offering circular or sale of our Interests. This offering circular contains summaries of certain other documents, but reference is hereby made to the full text of the actual documents for complete information concerning the rights and obligations of the parties thereto. All documents relating to this offering and related documents and agreements, if readily available to us, will be made available to a prospective investor or its representatives upon request.

Industry and Market Data

The industry and market data used throughout this offering circular have been obtained from our own research, surveys or studies conducted by third parties and industry or general publications. Industry publications and surveys generally state that they have obtained information from sources believed to be reliable. We believe that each of these studies and publications is reliable. We have not engaged any person or entity to provide us with industry or market data.

Tax Considerations

No information contained herein, nor in any prior, contemporaneous or subsequent communication should be construed by a prospective investor as legal or tax advice. We are not providing any tax advice as to the acquisition, holding or disposition of the securities offered herein. In making an investment decision, investors are strongly encouraged to consult their own tax advisor to determine the U.S. Federal, state and any applicable foreign tax consequences relating to their investment in our securities. This written communication is not intended to be “written advice,” as defined in Circular 230 published by the U.S. Treasury Department.

Risk Factors

The Interests offered hereby are highly speculative in nature, involve a high degree of risk and should be purchased only by persons who can afford to lose their entire investment. There can be no assurance that our investment objectives will be achieved or that a secondary market will ever develop for the Interests. The risks described in this section should not be considered an exhaustive list of the risks that prospective investors should consider before investing in the Interests. Prospective investors should obtain their own legal and tax advice prior to making an investment in the Interests and should be aware that an investment in the Interests may be exposed to other risks of an exceptional nature from time to time. The following considerations are among those that should be carefully evaluated before making an investment in the Interests.

Risks Related to the Offering and our Securities

The purchase of Interests may not be a diversified investment.

The Partnership intends to primarily invest in Mortgage Loans and in real property. There is no requirement for the Partnership to diversify the Mortgage Loans or properties it acquires. Therefore, an investment in the Partnership may not be a diversified investment. The poor performance of the Mortgage Loans or the properties could adversely affect the return to investors.

There is no guarantee of a return on an investor’s investment.

The Partnership’s business objectives must be considered highly speculative. There is no assurance that an investor will realize a return on their investment or that they will not lose their entire investment. For this reason, each investor should read this offering circular and all exhibits carefully and should consult with their attorney and business advisor prior to making any investment decision.

The Offering price of the Interests may not accurately represent the current value of the Partnership or our assets at any particular time. Therefore, the purchase price you pay for the Interests may not be supported by the value of our assets at the time of your purchase.

Our General Partner has determined the Interests offered by the Partnership. The price of the Interests we are offering was arbitrarily determined based upon the illiquidity and volatility of our Interests, our current financial condition and the prospects for our future cash flows and earnings, and market and economic conditions at the time of the Offering. This is a fixed price Offering, which means that the Offering price for the Interests is fixed and will not vary based on the underlying value of our assets at any time. Our General Partner determined the Offering price in its sole discretion without the input of an investment bank or other third party. The fixed Offering price for the Interests has not been based on appraisals of any assets we own or may own, or of the Partnership as a whole, nor do we intend to obtain such appraisals. Therefore, the fixed offering price established for the Interests may not be supported by the current value of the Partnership or our assets at any particular time.

There is no current market for the Interests of the Partnership.

You should be prepared to hold this investment indefinitely. There is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. Investors should assume that they may not be able to liquidate their investment or be able to pledge their Interests as collateral.

There are restrictions on an investor’s ability to sell its Interests making it difficult to transfer, sell or otherwise dispose of the Interests.

Each state has its own securities laws, often called “blue sky” laws, which limit sales of securities to a state’s residents unless the securities are registered in that state or qualify for an exemption from registration. Before a security is sold in a state, there must be a registration in place to cover the transaction, or it must be exempt from registration. Our Interests will not be registered under the laws of any states. There may be significant state blue sky law restrictions on the ability of investors to sell, and on purchasers to buy, our Interests. Investors should consider the resale market for our Interests to be limited. Investors may be unable to resell their Interests, or they may be unable to resell them without the significant expense of state registration or qualification. In addition, there are significant transfer restrictions contained in our Partnership Agreement that prohibit transfers unless approved by our General Partner, in its sole discretion, and the transferee and transferor have met other conditions established by our Partnership Agreement.

There is no minimum offering amount.

Interests are being offered on a “best- efforts” basis. There is no minimum offering amount and all Offering proceeds will be immediately available for the Partnership’s use. Offering proceeds may be used to pay for Offering expenses such as legal expenses and marketing, and other expenses. If the Partnership is unable to raise sufficient funds to operate, its results of operations and investor returns could be materially negatively impacted, or investors could lose some or all of their investment.

The best-efforts structure of this offering may yield insufficient gross proceeds to fully execute our business plan.

Interests are being offered on a best-efforts basis. We are not required to sell any specific number or dollar amount of Interests but will use our best efforts to sell the Interests offered by us. As a “best efforts” Offering, there can be no assurance that the offering contemplated by this offering circular will result in any proceeds being made available to us.

We may not register or qualify our securities with any state agency pursuant to blue sky regulations.

The holders of our Interests and persons who desire to purchase them in the future should be aware that there may be significant state law restrictions upon the ability of investors to resell our Interests. We currently do not intend to and may not be able to qualify securities for resale in states which require Interests to be qualified before they can be resold by our members.

We may experience investment delays.

There may be a delay between the time an investor’s subscription is accepted by the Partnership and the time the proceeds of this Offering are deployed. During these periods, the Partnership may invest these proceeds in short-term certificates of deposit, money-market funds, or other liquid assets with FDIC-insured and/or NCUA-insured banking institutions, which will not yield a return as high as if deployed towards other assets such as the Mortgage Loans.

Interests are being offered under an Offering exemption, and if it were later determined that such an exemption was not available, purchasers would be entitled to rescind their purchase agreements.

Interests are being offered to prospective investors pursuant to Tier 2 of Regulation A under the Securities Act. Unless the sale of Interests qualifies for such exemption the investors might have the right to rescind their purchase of Interests. Since compliance with these exemptions is highly technical, it is possible that if an investor were to seek rescission, such investor would succeed. A similar situation prevails under state law in those states where Interests may be offered without registration. If a number of investors were to be successful in seeking rescission, the Partnership would face severe financial demands that could adversely affect the Partnership and, thus, the non-rescinding investors. Inasmuch as the basis for relying on exemptions is factual, depending on the Partnership’s conduct and the conduct of persons contacting prospective investors and making the Offering, the Partnership will not receive a legal opinion to the effect that this Offering is exempt from registration under any federal or state law. Instead, the Partnership will rely on the operative facts as documented as the Partnership’s basis for such exemptions.

Non-compliance with certain securities regulations may result in the liquidation and winding up of the Partnership.

We are not registered and will not be registered as an investment company under the Investment Company Act of 1940, as amended (“Investment Company Act”), and neither our General Partner nor its manager is or will be registered as an investment adviser under the Investment Advisers Act of 1940, as amended (“Investment Advisers Act”), and thus the Interests do not have the benefit of the protections of the Investment Company Act or the Investment Advisers Act. We and our General Partner have taken the position that the Investment Company Act or the Investment Advisers Act do not apply to our operations. This position, however, is based upon applicable law that is inherently subject to judgments and interpretation. If we were to be required to register under the Investment Company Act or our General Partner were to be required to register under the Investment Advisers Act, it could have a material and adverse impact on the results of operations and expenses of the Partnership and our General Partner may be forced to liquidate and wind up the Partnership or rescind the offering of Interests.

Maintenance of an Investment Company Act exemption imposes limits on the Partnership’s operations, and if the Partnership were to become subject to the Investment Company Act, it likely could not continue its business. The Partnership intends to conduct its operations so that it is not required to register as an investment company under the Investment Company Act.

The Partnership intends to make investments that satisfy requirements that will exempt it from registration under the Investment Company Act and intends to monitor its compliance with applicable exemptions under the Investment Company Act on an ongoing basis. However, if at any time we may be deemed an “investment company,” we intend to rely on the exception set forth in Section 3(c)(5)(C) of the Investment Company Act, which excludes from the definition of investment company “any person who is not engaged in the business of issuing redeemable securities, face-amount certificates of the installment type or periodic payment plan certificates, and who is primarily engaged in one or more of the following businesses… (C) purchasing or otherwise acquiring mortgages and other liens on and interests in real estate.” The SEC Staff generally requires that, for the exception provided by Section 3(c)(5)(C) to be available, at least fifty-five percent (55%) of an entity’s assets be comprised of mortgages and other liens on and interests in real estate, also known as “qualifying interests,” and at least another twenty-five percent (25%) of the entity’s assets must be comprised of additional qualifying interests or real estate-type interests (with no more than twenty percent (20%) of the entity’s assets comprised of miscellaneous assets). We intend to acquire assets with the proceeds of this Offering in satisfaction of such SEC requirements to fall within the exception provided by Section 3(c)(5)(C) and limit our non-real estate assets in accordance with the foregoing. Notwithstanding, the staff of the SEC could possibly disagree with any of our determinations. If the staff of the SEC were to disagree with our analysis under the Investment Company Act, we would need to adjust our investment strategy. Any such adjustment in our strategy could have a material adverse effect on us. If we are deemed to be an investment company, we may be required to register as an investment company if we are unable to dispose of the disqualifying assets, which could have a material adverse effect on us, which may result in the Partnership not having, and not being able to acquire, the funds to repay the Bonds being issued in this Offering.

Registration under the Investment Company Act would require us to comply with a variety of substantive requirements that impose, among other things:

●	limitations on capital structure;

●	restrictions on specified investments;

●	restrictions on leverage or senior securities;

●	restrictions on unsecured borrowings;

●	prohibitions on transactions with affiliates; and

●	compliance with reporting, record keeping, voting, proxy disclosure and other rules and regulations that would significantly increase our operating expenses.

If we were required to register as an investment company but failed to do so, we could be prohibited from engaging in our business, and criminal and civil actions could be brought against us. Registration with the SEC as an investment company would be costly, would subject us to a host of complex regulations and would divert attention from the conduct of our business, which could materially and adversely affect us. In addition, we would no longer be eligible to offer our securities under Regulation D of the Securities Act of 1933, as amended if we were required to register as an investment company.

If we are required to register any Interests under the Exchange Act of 1934, as amended (the “Exchange Act”), it would result in significant expense and reporting requirements that would place a burden on the Partnership.

Subject to certain exceptions, Section 12(g) of the Exchange Act requires an issuer with more than $10 million in total assets to register a class of its equity securities with the Commission under the Exchange Act if the securities of such class are held of record at the end of its fiscal year by more than 2,000 persons or 500 persons who are not “accredited investors.” To the extent the Section 12(g) assets and holders limits are exceeded, we intend to rely upon a conditional exemption from registration under Section 12(g) of the Exchange Act contained in Rule 12g5-1(a)(7) under the Exchange Act (the “Reg. A+ Exemption”), which exemption generally requires that the issuer (i) be current in its Form 1-K, 1-SA and 1-U filings as of its most recently completed fiscal year end; (ii) engage a transfer agent that is registered under Section 17A(c) of the Exchange Act to perform transfer agent functions; and (iii) have a public float of less than $75 million as of the last business day of its most recently completed semi-annual period or, in the event the result of such public float calculation is zero, have annual revenues of less than $50 million as of its most recently completed fiscal year. If the number of record holders of any Securities exceeds either of the limits set forth in Section 12(g) of the Exchange Act and we fail to qualify for the Reg. A+ Exemption, we would be required to register such Securities with the Commission under the Exchange Act. If we are required to register any Securities under the Exchange Act, it would result in significant expense and reporting requirements that would place a financial burden on the Partnership and a time burden on our management.

The Partnership will either rely on the exemption for insignificant participation by benefit plan investors or the real estate operating partnership exemption under ERISA.

The Plan Assets Regulation of the Employee Retirement Income Security Act of 1974 (“ERISA”) provides that the assets of an entity will not be deemed to be the assets of a benefits plan if equity participation in the entity by benefit plan investors, including benefit plans, is not significant. The Plan Assets Regulation provides that equity participation in the entity by benefit plan investors is “significant” if, at any time, twenty-five percent (25%) or more of the value of any class of equity interest is held by benefit plan investors. If we rely on this exemption, we will not accept investments from benefit plan investments of twenty-five percent (25%) or more of the value of any class of equity interest. If withdrawal or liquidation of Interests cause the Partnership to reach twenty-five percent (25%), we may liquidate Interests of benefit plan investors without their consent until we are under such twenty-five percent (25%) limit.

The subscription agreement has a dispute resolution provision that requires disputes to be resolved by binding arbitration pursuant to Florida law, regardless of convenience or cost to you, the investor.

As part of this investment, each Investor will be required to agree to the terms of the subscription agreement. In the agreement, investors agree to waive the right to trial by jury and agree to resolve disputes arising under the subscription agreement through binding arbitration. Waiving the right to a jury trial means agreeing to have your case decided by an arbitrator rather than a jury of peers. A jury trial allows ordinary citizens to assess evidence and witness testimony, which can sometimes bring empathy or a broader perspective. An arbitrator may be more neutral but also more focused on strict legal interpretations. In addition, arbitrators may have unconscious biases or be influenced by previous similar cases, and their decision-making is not as varied as a jury panel. Arbitrators often hear numerous cases, which can sometimes affect their perception of individual cases. Furthermore, in a jury trial, you may appeal based on claims like jury misconduct or flawed jury instructions.

With arbitration under the subscription agreement, if the amount in controversy exceeds $50,000.00, any party may appeal the arbitrator’s award to a three-arbitrator panel within thirty (30) days of the final award. This waiver may not apply to claims under the Securities Act or the Exchange Act. Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder. As a result, the dispute resolution provision may not apply to suits brought to enforce any duty or liability created by the Exchange Act or any other claim for which the federal courts have exclusive jurisdiction. You will not be deemed to have waived the Partnership’s compliance with the federal securities laws and the rules and regulations thereunder. Although we believe the provision benefits the Partnership by providing increased consistency in the application of Florida law in the types of lawsuits to which it applies and in limiting our litigation costs, if a court were to find the provision inapplicable to, or unenforceable in an action, the Partnership may incur additional costs associated with resolving such matters in other jurisdictions, which could adversely affect its business, financial condition or results of operations. Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. The Partnership believes that the dispute resolution provision applies to claims arising under the Securities Act, but there is uncertainty as to whether a court would enforce such a provision in this context.

The arbitration provision in the subscription agreement requires you to waive the right to resolve any dispute through a class action.

By agreeing to waive the right to file or participate in a class action lawsuit or to pursue arbitration on a class, collective, or representative basis, an investor accepts the risk that they may be required to bring any claims individually, at their own expense, and without the ability to pool resources with other investors who may have similar claims. This waiver could limit your ability to recover damages or obtain relief that might otherwise be available through a collective action, and it may result in inconsistent outcomes compared to other investors.

The Partnership intends to make multiple securities offerings which increases its risk of litigation.

The Partnership is offering its securities concurrently through an offering exempt from registration under Regulation D, Rule 506(c). The rise in litigation tied to multiple security offerings is a growing trend, fuelled by increased regulatory scrutiny, complex financial structures, and the push for transparency in financial markets. When companies offer securities in multiple offerings, the complexity of managing these offerings can lead to potential oversights and misrepresentations, which, in turn, can result in legal challenges. Investors often claim that they were misled or inadequately informed about the risks or terms associated with particular offerings. This increased legal risk is particularly prevalent in sectors with intricate financial products or where companies are rapidly expanding, as the lack of detailed disclosures or inconsistencies in documentation can lead to allegations of securities fraud. As a result, companies must remain diligent in their disclosures and compliance practices, ensuring that each security offering adheres to strict standards to mitigate the potential for costly litigation.

Handling multiple security offerings can significantly strain management’s time and resources, diverting attention from core business operations and strategic initiatives.

Each securities offering requires extensive planning, regulatory compliance, and clear communication with investors. The need to prepare detailed disclosures, manage legal considerations, and coordinate with financial advisors and underwriters creates a complex landscape for management to navigate. Additionally, the ongoing reporting and oversight required for multiple securities demand dedicated resources to ensure accuracy and transparency, particularly to meet regulatory standards and avoid potential litigation. This extensive process often monopolizes management’s time and attention, limiting their capacity to focus on long-term growth strategies, operational efficiency, and product or service innovation. Consequently, while multiple offerings can attract diverse investment pools, they can also restrict management’s agility and reduce the resources available to drive the business forward.

There may be deficiencies with our internal controls that require improvements, and if we are unable to adequately evaluate internal controls, we may be subject to sanctions.

As a Tier 2 issuer, we will not need to provide a report on the effectiveness of our internal controls over financial reporting, and we will be exempt from the auditor attestation requirements concerning any such report so long as we are a Tier 2 issuer. We are in the process of evaluating whether our internal control procedures are effective and therefore there is a greater likelihood of undiscovered errors in our internal controls or reported financial statements as compared to issuers that have conducted such evaluations.

We will be subject to ongoing public reporting requirements that are less rigorous than rules for more mature public partnerships, and our investors receive less information.

We are required to report on an ongoing basis under the reporting rules set forth in Regulation A for Tier 2 issuers. The ongoing reporting requirements under Regulation A are more relaxed than for public partnerships reporting under the Exchange Act. The differences include, but are not limited to, being required to file only annual and semi-annual reports, rather than annual and quarterly reports. Annual reports are due within 120 calendar days after the end of our fiscal year, and semi-annual reports are due within 90 calendar days after the end of the first six months of our fiscal year.

We also may elect to become a public reporting partnership under the Exchange Act. If we elect or are required to do so, we will be required to publicly report on an ongoing basis as an emerging growth partnership, as defined in the JOBS Act, under the reporting rules set forth under the Exchange Act. For so long as we remain an emerging growth partnership, we may take advantage of certain exemptions from various reporting requirements that are applicable to other Exchange Act reporting partnerships that are not emerging growth partnerships, including, but not limited to:

●	not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act;

●	being permitted to comply with reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements; and

●	being exempt from the requirement to hold a non-binding advisory vote on executive compensation and member approval of any golden parachute payments not previously approved.

 In either case, we will be subject to ongoing public reporting requirements that are less rigorous than Exchange Act rules for partnerships that are not emerging growth partnerships, and investors could receive less information than they might expect to receive from more mature public partnerships.

Risks related to the partnership’s ability to continue as a going concern.

The Partnership’s consolidated financial statements have been prepared on a going concern basis, which assumes that the Partnership will be able to realize its assets and satisfy its liabilities in the normal course of business. However, the Partnership has not yet generated sufficient revenues to fund its ongoing operations and requires additional capital to execute its business plan and meet its obligations as they become due. The Partnership’s ability to continue as a going concern is dependent upon its ability to raise additional capital and to achieve profitable operations.

Management intends to seek additional financing through this Regulation A offering and is pursuing additional capital through a Regulation D, and may seek other debt or equity financings. There can be no assurance that any such financing will be available on acceptable terms, in sufficient amounts, or at all. The failure to obtain additional financing, delays in raising capital, or an inability to achieve profitable operations could materially and adversely affect the Partnership’s liquidity, financial condition, and ability to continue operations. These conditions and uncertainties raise substantial doubt about the Partnership’s ability to continue as a going concern. If the Partnership is unable to continue as a going concern, investors may lose some or all of their investment, and the Partnership may be required to significantly curtail, delay, or cease operations, sell assets at unfavorable prices, or seek protection under applicable insolvency laws. The consolidated financial statements do not include any adjustments that might result from the outcome of these uncertainties.

The Partnership was recently formed, has a limited track record and minimal operating history from which you can evaluate the Partnership or this investment.

The Partnership was recently formed and has not generated any significant revenues and has limited operating history upon which prospective investors may evaluate their performance. No guarantee can be given that the Partnership will achieve its investment objectives or the underlying assets to be acquired will be successfully monetized.

Given our start-up nature, investors may not be interested in making an investment and we may not be able to raise all of the capital we seek, which could have a material adverse effect upon the Partnership and the value of your Interests.

There can be no guarantee that we will reach our funding target from potential investors. In the event we do not raise sufficient funds through this Offering, we may not be able to achieve our investment objectives and may seek capital elsewhere, which could be on different terms than those hereby offered.

Because our management will have broad discretion and flexibility in how the net proceeds from this Offering are used, we may use the net proceeds in ways in which you disagree.

The intended use of proceeds from this offering is more particularly described in the Section titled “Use of Proceeds” on page 38 however, such description is not binding, and the actual use of proceeds may differ from the description contained therein. Accordingly, our management will have significant discretion and flexibility in applying the net proceeds of this offering. You will be relying on the judgment of our management with regard to the use of these net proceeds, and you will not have the opportunity, as part of your investment decision, to assess whether the net proceeds are being used appropriately. It is possible that the net proceeds will be invested in a way that does not yield a favourable, or any, return for us. The failure of our management to use such funds effectively could have a material adverse effect on our business, financial condition, operating results and cash flow.

Our success depends in large part upon our General Partner and its ability to execute our business plan.

The successful operation of the Partnership is dependent on the ability of our General Partner to source, acquire and manage our assets. As our General Partner was formed recently, and is an early-stage startup partnership, it has no operating history which evidences its ability to source, acquire, manage and utilize our intended assets. The success of the Partnership will be highly dependent on the expertise and performance of our General Partner and its team to source, acquire and manage the underlying assets. There can be no assurance that these individuals will continue to be associated with our General Partner. The loss of the services of one or more of these individuals could have a material adverse effect on our investments and/or operations.

You will not have the opportunity to evaluate our investments before we make them, which makes your investment more speculative.

You will be unable to evaluate the economic merit of our investments before we invest in them and will be entirely relying on the ability of our General Partner to select our investments. Furthermore, our General Partner will have broad discretion in implementing policies regarding tenant or mortgagor creditworthiness, and you will not have the opportunity to evaluate potential tenants, managers or borrowers. These factors increase the risk that your investment may not generate returns comparable to our competitors.

We may need additional capital, which may be on terms more or less favourable than those offered in this offering.

We may require additional capital and may require additional cash resources due to changed business conditions or other future developments. If our resources are insufficient to satisfy our cash requirements, we may seek to sell additional equity or debt securities or incur debt. The sale of additional equity securities could result in additional dilution to our members. The incurrence of additional indebtedness would result in increased debt service obligations and could result in operating and financing covenants that would restrict our operations. We cannot assure you that financing will be available in amounts or on terms acceptable to us, if at all, or that the terms provided won’t be more or less favourable than those hereby offered.

Limited Partners have limited voting rights.

Investors have limited voting rights. Our General Partner will have most of the control over the Partnership. Limited Partners will only be able to vote in limited circumstances. Investors may not necessarily agree with the decisions of the General Partner or decisions may not be in the best interests of all the investors but only a limited number, and investors may not have an ability to influence these decisions. See “Securities Being Offered” on page 74 for a description of matters on which Limited Partners may vote.

We may experience liability for alleged or actual harm to third parties and costs of litigation.

We are subject to the risk of lawsuits filed by tenants, borrowers, past and present employees, contractors, competitors, business partners, and others in the ordinary course of business. As with all legal proceedings, no assurance can be provided as to the outcome of these matters, and legal proceedings can be expensive and time consuming. The Partnership may not be successful in the defense or prosecution of these lawsuits, which could result in settlements or damages that could result in substantial losses to the Partnership. Even if the Partnership is successful, there may be substantial costs associated with the legal proceeding, and our General Partner may be delayed or prevented from implementing the business plan of the Partnership.

Risks Related to Potential Conflicts of Interest

The Partnership expects to acquire Mortgage loans from BW Capital, an affiliate of the General Partner, which creates inherent conflicts of interest.

Because the General Partner and its affiliates may be involved on both sides of transactions between the Partnership and BW Capital, the negotiation, pricing, underwriting assumptions, structure, and timing of such acquisitions may not reflect terms that would be obtained through arm’s-length negotiations or competitive market processes. The General Partner may have financial or strategic incentives to cause the Partnership to purchase loans originated or held by affiliates, including loans that generate origination, servicing, or other fee income for affiliates, even where alternative investments may be available. The Partnership may rely on information or underwriting analyses prepared by affiliates, which may limit the independence of the diligence process. As a result, loans acquired from affiliates may differ in credit quality, liquidity, collateral characteristics, or expected performance compared to loans sourced from unaffiliated market participants, and investors must rely on the General Partner’s good faith judgment to manage these conflicts.

We are significantly dependent on BW Capital (“Lender”), an affiliate of our General Partner. The loss of Lender or its services would have an adverse effect on our business, operations and prospects in that we may not be able to obtain new Lender services under the same financial arrangements, which could result in a loss of your investment.

Our business plan is significantly dependent upon the Lender. It would be difficult to replace the Lender at such an early stage of development of the Partnership. While we could possibly find an unrelated third party who would offer the Partnership better terms and services, we believe that the loss of the Lender’s services would have an adverse effect on our business, operations and prospects, and could result in the loss of one’s investment. There can be no assurance that we would be able to locate or replace the Lender, should their services be discontinued. In the event that we are unable to replace Lender, we would be required to cease pursuing our business plan, which could result in a loss of your investment.

BW Capital and other affiliates may receive origination fees, servicing fees, processing fees, and other compensation in connection with loans acquired by the Partnership, which may create incentives that are not aligned with investor returns.

Affiliates may earn compensation at multiple stages of a loan’s lifecycle, including origination, servicing, administration, and restructuring activities. Because certain fees may be based on loan balances or servicing activity, affiliates may have incentives to originate larger loans, maintain higher balances, or pursue loan modifications that preserve fee streams. These layered compensation arrangements may reduce net returns to investors and may influence decisions regarding loan selection, structure, timing of transfers, or workout strategies. Certain affiliate compensation may be earned regardless of loan performance, which may further diverge affiliate incentives from investors seeking long-term capital preservation and income.

Affiliates receiving servicing or related fees may have incentives to approve loan modifications or extensions that preserve fee income rather than maximizing immediate recoveries.

Because servicing compensation may be tied to outstanding loan balances or servicing duration, affiliates may benefit economically from extending loans or maintaining borrower relationships rather than pursuing prompt enforcement or liquidation. Decisions regarding amendments, restructurings, foreclosures, or loan sales may therefore involve competing considerations, including reputational or economic interests of affiliated platforms. As a result, the Partnership may pursue strategies that differ from those that might be selected by an independent third-party servicer.

Investors will have limited ability to approve or challenge transactions between the Partnership and affiliates of the General Partner.

The Partnership may enter into affiliate transactions, including acquiring, servicing, administering, or disposing of Mortgage loans involving BW Capital, without independent investor approval. The General Partner may therefore have broad discretion in determining the terms and timing of affiliate transactions. Because investors will not participate in day-to-day management decisions and may have limited voting rights, they may have little practical ability to prevent or modify transactions that present conflicts of interest. Investors must rely on the General Partner’s interpretation of its fiduciary and contractual duties, which may not eliminate all potential conflicts.

The purchase price and valuation of loans acquired from affiliates may be determined or influenced by the General Partner, which may affect reported performance and Net Asset Value (“NAV”).

Loans purchased from BW Capital may be priced using internal models or affiliate-provided information and may not be subject to competitive bidding, independent appraisals, or third-party fairness opinions. Because valuations directly impact NAV, investor reporting, and potentially the calculation of fees or distributions, the General Partner’s involvement in valuation methodologies may create incentives that are not fully aligned with investor interests. Investors must rely on the General Partner’s good faith judgment in determining fair value, and actual realized values may differ materially from reported valuations.

The executive officer and sole director of the General Partner also serves as an officer of BW Capital and other affiliated entities, which may result in competing fiduciary duties and allocation conflicts.

This individual may allocate management time, investment opportunities, or resources among multiple affiliated entities, including those engaged in similar lending activities. Conflicts may arise with respect to the allocation of new investments, the timing and terms of loan acquisitions, and compensation arrangements with affiliates. These competing responsibilities may result in actions or inactions that are detrimental to the Partnership or its investment objectives.

The General Partner and its affiliates may sponsor or manage other investment vehicles that pursue similar strategies, which may compete with the Partnership for investment opportunities and management attention.

To the extent the General Partner and its affiliates devote time to other business activities, they may have reduced availability to monitor the Partnership’s operations or investment portfolio, which could adversely affect performance.

The General Partner, certain Partners, and their affiliates will receive compensation from the Partnership that has not been negotiated at arm’s length.

Fees for management, asset management, servicing, administrative, or other operational services may be more favorable to affiliates than terms that might be obtained from unaffiliated service providers. Because certain compensation may be earned regardless of the Partnership’s performance, affiliates may have incentives to increase transaction activity or assets under management, which may reduce net returns to investors. See “Management Compensation, Fees, and Expenses” for additional information.

Attorneys, accountants, and other professionals representing the Partnership may also represent the General Partner or its affiliates, which may create conflicts of interest.

These professionals may not have separate counsel exclusively representing investor interests, and in the event of conflicts, such professionals may withdraw from representing one or more parties. Multiple representation may limit the independence of advice provided to the Partnership.

We do not have a conflict-of-interest policy.

Our General Partner and its affiliates will try to balance our interests with their own. However, to the extent that such parties take actions that are more favourable to other people or entities than the Partnership, these actions could have a negative impact on our financial performance and, consequently, on distributions to investors and the value of our assets. We have not adopted, and do not intend to adopt in the future, either a conflicts of interest policy or a conflicts resolution policy.

Conflicts may result in the use of certain service providers over others.

Our General Partner and our operators will engage with, on behalf of the Partnership, a number of brokers, asset sellers, insurance partnerships, and maintenance providers and other service providers and thus may receive in-kind discounts. In such circumstances, it is likely that these in-kind discounts may be retained for the benefit of our General Partner or operators and not the Partnership. Our General Partner or operators may be incentivized to choose a service provider or seller based on the benefits they are to receive.

There may be conflicting interests of investors.

Our General Partner will determine whether or not to acquire or liquidate our assets. When determining to acquire or liquidate an investment, our General Partner will do so considering all of the circumstances at the time, which may include obtaining or paying a price for an underlying asset that is in the best interests of some but not all of the investors.

Conflicts may exist between service providers, the Partnership, our General Partner and its affiliates.

Our service providers may provide services to our General Partner and its affiliates. Because such providers may represent both the Partnership and such other parties, certain conflicts of interest exist and may arise. To the extent that an irreconcilable conflict develops between us and any of the other parties, providers may represent such other parties and not the Partnership. Providers may, in the future, render services to us or other related parties with respect to activities relating to the Partnership as well as other unrelated activities. Legal counsel is not representing any prospective investors in connection with this offering and will not be representing interest holders of the Partnership. Prospective investors are advised to consult their own independent counsel with respect to the other legal and tax implications of an investment in our Interests.

Risks Related to our Business

The Partnership will experience those risks associated with an investment in and ownership of Interests in a newly formed limited Partnership.

There are significant restrictions placed on the Partnership via the Partnership Agreement, including, but not limited to, restrictions on transfer of Interests, voting, distributions, withdrawal, management, dissolution, and dispute resolution.

There are significant risk factors relating to our business generally.

Our business, operating results and financial condition could be adversely affected by any of the following specific risks. In addition to the risks described below, we may encounter risks that are not currently known to us or that we currently deem immaterial, which may also impair our business operations.

We have no established investment criteria limiting the geographic concentration of our investments in Mortgage Loans.

Our Mortgage Loans may be concentrated in a limited number of geographic locations, and certain Mortgage Loans in which we invest may be secured by a single property or properties in a limited number of geographic locations. We plan to have our investment activities take place in the United States. Any weakness of economic conditions in the areas where we have a geographic concentration of Mortgage loans may have a material adverse effect on our financial condition.

Our Mortgage Loans may carry the risks associated with significant geographical concentration. Therefore, it is likely that we will establish a plan in the future to limit our exposure to geographical concentration risk. If our loans are overly concentrated in certain geographic areas and become exposed to significant declines in general economic conditions in those areas, caused by inflation, overbuilding of commercial properties, recession, relocations of businesses outside the area, acts of terrorism, outbreak of hostilities or other international or domestic occurrences, unemployment, changes in securities markets or other factors could impact these local economic conditions. A deterioration of economic conditions in the geographic area in which our Mortgage Loans may be concentrated could have an adverse effect on our business, including limited the ability of tenants to pay rent, reducing the demand for new financings, limiting the ability of customers to pay financed amounts and reducing the value of our Properties and the value of the collateral securing our Mortgage Loans.

We need a substantial amount of liquidity to operate our business.

We may not be able to obtain sufficient funding for our future operations from internally generated cash flows and sales of debt, in addition to, possible funding from commercial banks, or other sources. We are a newly formed entity and our access to the capital markets and commercial bank financing may be impaired due to a lack of operating history and established earnings. As a consequence, our results of operations, financial condition and cash flows will be materially and adversely affected by our general and administrative expenses.

We require a substantial amount of cash liquidity to operate our business. Among other things, we use such cash liquidity to:

●	Acquire real property loans; satisfy working capital requirements and pay operating expenses;

●	pay taxes; and

●	pay interest expense

We will attempt to match the maturities of our funding obligations with the estimated holding periods of our investments. There can be no assurance that we will be successful in being able to fund our Mortgage Loans with match maturity funding.

We will have fewer funds available for investments and our profitability will be reduced if we pay distributions to Limited Partners from sources other than our cash flow from operations.

We may pay distributions to Limited Partners from any source, including Offering proceeds, borrowings, or sales of assets. We have not placed a cap on the use of proceeds to fund distribution payments. We intend to pay distributions to Limited Partners from cash flow from our operations. Until the proceeds from this Offering are fully invested and from time to time during the operational stage, however, we may not generate sufficient cash flow from operations to pay distributions. If we pay distributions from sources other than our cash flow from operations, we will have fewer funds available for investments, and our profitability may be reduced.

Payment of fees, distributions and expense reimbursements to the General Partner and its affiliates will reduce cash available for investment and for distribution to our Limited Partners.

The General Partner and its affiliates perform services for us in connection with the offer and sale of our Interests, the management and servicing of our investments, and administrative and other services. These fees, distributions and expense reimbursements are substantial and reduce the amount of cash available for investment and distribution to our Limited Partners.

Our Results of Operations May Be Impaired if we fail to comply with regulations.

Failure to materially comply with all laws and regulations applicable to us could materially and adversely affect our ability to operate our business. Our business is subject to numerous federal and state laws and regulations, which are, among other things:

●	require disclosures to our customers;

●	define our rights to foreclose and sell real estate; and

●	maintain safeguards designed to protect the security and confidentiality of customer information.

We believe that we are in compliance in all material respects with all such laws and regulations, and such laws and regulations have had no material adverse effect on our ability to operate our business. However, we may be materially and adversely affected if we fail to comply with:

●	applicable laws and regulations;

●	changes in existing laws or regulations;

●	changes in the interpretation of existing laws or regulations; or

●	any additional laws or regulations that may be enacted in the future.

Government intervention, legislation and regulations may limit our ability to implement certain strategies or manage certain risks.

The pervasive and fundamental economic disruptions that the global financial markets have and may continue to undergo have led to extensive and unprecedented governmental intervention. Such intervention has in certain cases been implemented on an emergency basis, suddenly and substantially eliminating market participants’ ability to continue to implement certain strategies or manage the risk of their outstanding positions. It is impossible to predict what, if any, additional interim or permanent governmental restrictions may be imposed on the markets and the effect of such restrictions on us and our results of operations. Significantly increased regulation of the financial markets could have a material impact on our operating results and financial condition.

The earnings and growth of the lending industry and ultimately of the Partnership are affected by the monetary and credit policies of governmental authorities, including the Board of Governors of the Federal Reserve System. An important function of the Federal Reserve System is to regulate the national supply of credit in order to control recessionary and inflationary pressures. Among the instruments of monetary policy used by the Federal Reserve System to implement these objectives are open market operations in U.S. Government securities, changes in the federal funds rate, changes in the discount rate of member bank borrowings, and changes in reserve requirements against member bank deposits. These means are used in varying combinations to influence overall growth of bank loans, investments and deposits and may also affect interest rates charged on loans or paid for deposits. The monetary policies of the Federal Reserve System have had a significant effect on the operating results of lending institutions in the past and are expected to continue to have such an effect in the future. In view of changing conditions in the national economy and in the money markets, as well as the effect of actions by monetary and fiscal authorities, no prediction can be made as to possible future changes in interest rates or loan demand or their effect on our business and earnings.

The Dodd-Frank Wall Street Reform and Consumer Protection Act (“Dodd-Frank Act”) mandates the most wide-ranging overhaul of financial industry regulation in decades. The Dodd-Frank Act was signed into law on July 21, 2010. The law provides a regulatory framework and requires that regulators, some of which are new regulatory bodies created by Dodd-Frank, draft, review and approve more than 200 implementing regulations and conduct numerous studies that are likely to lead to more regulations. At this time, it is difficult to predict the extent to which the Dodd-Frank Act will affect our business.

Our Mortgage Loan investments may be subject to regulation by federal, state and local authorities and subject to various laws and judicial and administrative decisions. We may determine not to make or invest in Mortgage Loans in any jurisdiction in which we believe we have not complied in all material respects with applicable requirements. If we decide not to make or invest in Mortgage Loans in several jurisdictions, it could reduce the amount of income we would otherwise receive.

We believe that legislative, judicial and administrative changes will likely occur in the future and may take effect retroactively. Federal and state legislatures may consider bills with respect to the regulation of financial institutions changing the financial services industry. Compliance with these new laws and regulations may be costly and can affect our operating results. Compliance requires forms, processes, procedures, controls and the infrastructure to support these requirements. Compliance may create operational constraints and place limits on pricing. Laws in the financial services industry are designed primarily for the protection of consumers. It is possible that the U.S. Congress and/or state legislatures may adopt additional laws, including licensing laws, to govern lenders such as BW Capital, our primary source of Mortgage loan investments. Although we believe that we are currently in compliance with statutes and regulations applicable to our business, there can be no assurance that we will be able to maintain compliance with existing or future government regulations. A failure by us to qualify for any such license or to comply with such new requirements could subject us to additional regulatory scrutiny and/or an inability to continue our lending business. The failure to comply could result in significant statutory civil and criminal penalties, monetary damages, attorneys’ fees and costs, possible revocation of licenses and damage to reputation, brand and valued customer relationships.

Our results of operations may be impaired if we experience unfavourable litigation results.

We operate in a litigious society and currently are, and may in the future be, named as defendants in litigation. In some cases, there will be no clear legal precedent, which increases the difficulty in predicting both the potential outcomes and costs of defending cases. We are subject to investigations, inquiries, litigation, and other actions by government bodies relating to our activities. The litigation and regulatory actions to which we are or may become subject involve or may involve potential compensatory or punitive damage claims, fines, sanctions or injunctive relief that, if granted, could require us to pay damages or make other expenditures in amounts that could have a material adverse effect on our financial position and our results of operations. We will record loss contingencies in our financial statements only for matters on which losses are probable and can be reasonably estimated. Our assessments of these matters involve significant judgments and may change from time to time. Actual losses incurred by us in connection with judgments or settlements of these matters may be more than our associated reserves. Furthermore, defending lawsuits and responding to governmental inquiries or investigations, regardless of their merit, could be costly and divert management’s attention from the operation of our business.

While we intend to vigorously defend ourselves against such proceedings, there is a chance that our results of operations, financial condition and cash flows could be materially and adversely affected by unfavourable outcomes.

Negative publicity associated with litigation, governmental investigations, regulatory actions, and other public statements could damage our reputation.

From time to time there are negative news stories about the lending industry. Such stories may follow the announcements of litigation or regulatory actions involving us or others in our industry. Negative publicity about our alleged or actual practices or about our industry generally could adversely affect our business operations and our ability to retain and attract employees.

Our results of operations may be impaired if we experience problems with our accounting or collection systems or third parties that provide these services.

We are dependent on our accounting systems, collection systems and third parties to provide these services to service our portfolio of Mortgage Loans. Such systems are vulnerable to damage or interruption from natural disasters, power loss, telecommunication failures, terrorist attacks, computer viruses and other events. A number of our systems are not redundant, and our disaster recovery planning is not sufficient for every eventuality. Our systems are also subject to break-ins, sabotage and intentional acts of vandalism by internal employees and contractors as well as third parties. Despite any precautions we may take, such problems could result in interruptions in our services, which could harm our reputation and financial condition. We do not carry business interruption insurance sufficient to compensate us for losses that may result from interruptions in our service as a result of system failures. Such systems problems could materially and adversely affect our results of operations, financial conditions and cash flows.

Our results of operations may be impaired if our Lender is unable to successfully compete with its competitors.

The real estate lending and investment business is highly competitive. Our Lender competes with a number of national, regional and local real estate lending and investment partnerships that include private real estate lenders and investors, commercial banks, credit unions, real estate investment trusts, insurance partnerships, private investment funds, hedge funds and specialty investment partnerships. Many of our Lender’s competitors and potential competitors possess substantially greater financial, marketing, technical, personnel and other resources than we do, including greater access to capital markets and to other funding sources which may be unavailable to us. In addition, the number of entities and the amount of funds competing for suitable investments may increase. Moreover, our future profitability will be directly related to the availability and cost of our capital relative to that of our competitors. There can be no assurance that we will be able to continue to compete successfully and, as a result, we may not be able to make or acquire Mortgage Loans at prices and with terms acceptable to us.

We will compete with numerous other persons seeking to attract tenants to property we may acquire through foreclosure or deed in lieu of foreclosure. These persons or entities may have greater experience and financial strength than us. There is no assurance that we will be able to attract tenants on favorable terms, if at all. For example, our competitors may be willing to offer space at rental rates below the Partnership’s rates, causing it to lose existing or potential tenants and pressuring it to reduce its rental rates to retain existing tenants or convince new tenants to lease space at its properties.

Mortgage Loan Risks

Leases on our Properties or properties securing our Mortgage Loans may not be renewed on favourable terms.

The properties securing our Mortgage Loans could be negatively impacted by deteriorating economic conditions and weaker rental markets. Upon expiration or earlier termination of leases on these properties, the space may not be re-let or, if re-let, the terms of the renewal or re-letting (including the cost of required renovations or concessions to tenants) may be less favourable than past or current lease terms. In addition, poor economic conditions may reduce a tenants’ ability to make rent payments under their leases. Any of these situations may result in extended periods where there is a significant decline in revenues or no revenues generated by these properties. Additionally, if market rental rates are reduced, property-level cash flows would likely be negatively affected as existing leases renew at lower rates. Our Operating Cash Flow could be adversely affected if the leases for these properties cannot be renewed for all or substantially all of the space at these properties, or if the rental rates upon such renewal or re-letting are significantly lower than expected.

Our investments may be illiquid, and we may not be able to vary our portfolio in response to changes in economic and other conditions.

In the event we decide to sell some of our Mortgage Loans, we may not be able to sell our Mortgage Loans at a price we deem satisfactory, in our sole discretion, for several reason that would include, but not be limited to: if economic conditions deteriorate, interest rates increase, our Mortgage Loans are in default or if buyers of our Mortgage Loans believe that our Mortgage Loans are not adequately secured. A market to sell our Mortgage Loans does not exist and one is not expected to develop. As a result, our ability to vary our Mortgage Loan portfolio in response to changes in economic and other conditions may be limited.

Real property is an illiquid investment. We may be unable to adjust our property portfolio in response to changes in economic or other conditions. In addition, the real estate market is affected by many factors, such as general economic conditions, availability of financing, interest rates and other factors, including supply and demand, which are beyond our control. We cannot predict whether we will be able to sell any Property for the price or on the terms set by us, or whether any price or other terms offered by a prospective purchaser would be acceptable to us. We cannot predict the length of time needed to find a willing purchaser and to close the sale of a property.

We may be required to expend funds to correct defects or to make improvements before a property can be sold. We cannot assure you that we will have funds available to correct such defects or to make such improvements.

In acquiring a real property, we may agree to restrictions that prohibit the sale of that real property for a period of time or impose other restrictions, such as a limitation on the amount of debt that can be placed or repaid on that real property. Our real properties may also be subject to resale restrictions.

Our Mortgage Loans are subject to the risks typically associated with real estate.

Our Mortgage Loans are generally directly or indirectly secured by a lien on real property (or the equity interests in an entity that owns real property) that, upon the occurrence of a default on the Mortgage Loan, could result in our taking ownership of the property. The values of the properties may change after the dates of origination or acquisition of those Mortgage Loans. If the values of the underlying properties drop, our risk will increase because of the lower value of the security associated with such Mortgage Loans. In this manner, real estate values could impact the values of our Mortgage Loans.

We are subject to regulatory and public policy risks, which could affect the values of the properties that secure our Mortgage Loans.

Decisions of federal, state and local authorities may affect the values of properties that secure our Mortgage Loans. Examples of these decisions include, without limitation, zoning changes, revocation or denial of sanitation, utility and building permits, condemnations, relocations of public roadways, changes in municipal boundaries, changes in land use plans, modifications of parking or access requirements, and changes in permitted uses. Also, shifts in public policy reflected by courts, legislatures or other regulatory authorities may affect provisions of security documents and make realization upon the collateral more time-consuming and expensive. Any of these decisions or changes could cause us to recognize a loss on property securing a Mortgage Loan, which could adversely affect our financial condition and results of operations.

Our Mortgage Loans could be subject to delinquency, foreclosure and loss, which could result in losses to us.

We specialize in lending money to higher risk projects, projects that require repositioning to obtain the value in the pro-forma or are to be built to realize value. Such loans entail a higher risk of non-performance, higher delinquencies and higher losses than real estate loans made on stabilized projects. While we believe that our pricing of our Mortgage Loans and the underwriting criteria and collection methods we employ enable us to control, to a degree, the higher risks inherent in lending to higher risk projects, no assurance can be given that such pricing, criteria and methods will afford adequate protection against such risks.

The ability of a borrower to repay a loan secured by an income producing property typically is dependent primarily upon the successful operation of such property rather than upon the existence of independent income or assets of the borrower. If the net operating income of the property is reduced, the borrower’s ability to repay the loan may be impaired. Net operating income of an income producing property can be affected many factors including, but not limited to:

●	Tenant mix

●	Success of tenant businesses

●	Property management decisions

●	Property location and condition

●	Competition from comparable properties

●	Changes in laws that increase operating expenses

●	Changes in laws that limit rents

●	Need to address environmental contamination of a property

●	Occurrence of any uninsured casualty at the property

●	Changes in national, regional, or local economic conditions

●	Changes in industry-specific conditions

●	Declines in regional or local real estate values

●	Declines in regional or local rental or occupancy rates

●	Increases in interest rates

●	Increases in real estate taxes

●	Increases in other operating expenses

●	Changes in governmental rules, regulations, and fiscal policies, including:

o	Environmental legislation

o	Natural disasters

o	Terrorism

o	Social unrest

o	Civil disturbances

Other than interest earned on funds invested in bonds, bank certificates of deposit, money market accounts pending the use for loans and rents earned from tenants, all of our income will be generated from our Mortgage Investments. Thus, a material risk associated with our business is that persons to whom we loan money will fail to repay their Mortgage Loans or will fail to make timely payments to us. We currently do not have any Mortgage Loans placed. We consider numerous factors when deciding whether to call a loan, accept a deed in lieu of foreclosure, foreclose a property or allow a defaulting borrower to continue working through his or her problems while a loan is in default – primarily, the value of the collateral and the amount of the debt, and the plan of the defaulting borrower to repay the debt. In addition, we consider the costs and burdens that would be occasioned by calling the Mortgage Loan, such as bringing suit and/or foreclosing on collateral. There can be no guarantee that our policy of periodically working with defaulting borrowers rather than pursuing collection will not ultimately result in the need to pursue collection or make it less likely that we will not ultimately realize a loss with respect to these Mortgage Loans. It is impossible to predict whether one of our borrowers will default or what impact any one borrower’s default may have on our business.

Our remedies for collecting on a defaulted Mortgage Loan may be inadequate. Our ability to fully recover amounts due under a defaulted Mortgage Loan may be adversely affected by, among other things:

●	the financial distress or failure of our borrowers;

●	adverse changes in the value of the real estate or other property pledged to secure our Mortgage Loan;

●	our purchase or origination of a fraudulent Mortgage Loans; misrepresentations made to us by a borrower, broker, bank or other lender from whom we acquire a Mortgage Loan;

●	third-party disputes; and/or

●	third-party claims with respect to security interests

These potential future losses may be significant, may vary from current estimates or historical results and could exceed the amount of our reserves from loan losses. We do not maintain insurance covering such losses. In addition, the amount of the provision for loan losses may be either greater or less than the actual future write-offs of the Mortgage Loans relating to that provision. Any of these events could have a material adverse effect on our business.

In the event of default under a Mortgage Loan secured by real estate held by us, it will bear a risk of loss of principal which could have a material adverse effect on us. The amount of loss would be measured by the deficiency between the value of the collateral and the unpaid principal and accrued interest of the Mortgage Loan, in addition to, the expenses relating to foreclosure.

Some of the Mortgage Loans we purchase may be substantially non-recourse. We will only have recourse to the underlying assets (including any escrowed funds and reserves) collateralizing Mortgage Loans made to borrowers without recourse to a guarantor, but recourse to the Borrower (an entity.) In the case of a limited recourse Mortgage Loan, we will realize a loss if the borrower defaults and the underlying asset collateralizing the Mortgage Loan is insufficient to satisfy the outstanding balance of the Mortgage Loan, in addition to, the expenses relating to foreclosure.

Risk of loss is also present when we make recourse Mortgage Loans to borrowers. The value of the borrower’s assets may not be sufficient to repay the full amount of principal and interest due us following a default by the borrower. Further, the value of the borrower’s assets may not be sufficient to repay any deficiency remaining due us following a default by the borrower and the foreclosure or acceptance of a deed in lieu of foreclosure of the underlying asset securing the Mortgage Loan.

Foreclosure of a Mortgage Loan can be an expensive and lengthy process that could have a substantial negative effect on our anticipated return on the foreclosed Mortgage Loan secured by real estate. In the event of the bankruptcy of a borrower, the Mortgage Loan to such borrower secured by real estate will be deemed to be secured only to the extent of the value of the mortgaged real estate at the time of bankruptcy (as determined by the bankruptcy court), and the lien securing the Mortgage Loan will be subject to the avoidance powers of the bankruptcy trustee or debtor-in-possession to the extent the lien is unenforceable under state law.

Variable rate Mortgage Loans may entail greater risk of default than fixed rate Mortgage Loans.

Variable rate Mortgage Loans may contribute to higher delinquency rates. Borrowers with variable rate Mortgage Loans may be exposed to increased monthly payments if interest rates increase. This increase in the borrowers’ monthly payment will increase the risk of default and the possibility that we will be required to foreclose.

Larger Mortgage Loans result in less diversity and may increase risk.

As a general rule, we can decrease risk of loss from delinquent Mortgage Loans by investing in a greater total number of Mortgage Loans. Investing in fewer, larger Mortgage Loans generally decreases diversification of the portfolio, increases risk of loss and possible reduction of our profitability in the case of a delinquency of such a Mortgage Loan. However, since larger Mortgage Loans generally will be made on better projects with better borrowers, we may determine, from time to time, that a relatively larger Mortgage Loan is advisable for us, particularly, when smaller Mortgage Loans that are appropriate for investment by us are not available.

Our underwriting standards and procedures may be more lenient than those used by conventional lenders, which exposes us to a greater risk of loss than conventional lenders.

Our underwriting standards and procedures may be more lenient than conventional lenders in that we may not require our borrowers to meet the credit standards that conventional mortgage lenders impose, which may create additional risks to your investment. We may not require a very high credit report score, we may choose to ignore a borrower’s debt to income ratio and we may be more lenient regarding a borrower’s or guarantor’s past problems than other lending institutions. We approve Mortgage Loans more quickly than other lenders. Generally, we will not spend more than 30 days assessing the character and credit history of a borrower. Due to the nature of Mortgage Loan approvals, there is a risk that the credit inquiry we perform will not reveal all material facts pertaining to the borrower and the collateral securing the Mortgage Loan. Furthermore, when the needs of the borrower dictate, we may spend substantially less than 30 days to evaluate Mortgage Loan opportunities. These factors may increase the risk that our borrowers will default under their Mortgage Loans, which may impair our ability to meet our debt obligations. Furthermore, our assessment of the quality of the Mortgage Loans we purchase from a lender may be inaccurate. An incorrect analysis with respect to one or more of our Mortgage Loans could have a materially adverse impact on our profitability. Additionally, if our analysis is wrong with respect to a Mortgage Loan and we are forced to proceed against the collateral securing that Mortgage Loan, we may not recover the full amount outstanding under the Mortgage Loan. The foregoing factors could cause you to lose all or part of your investment.

There are a number of factors which could adversely affect the value of such real property security, including, among other things, the following:

●	The Partnership will primarily rely on affiliated third-party lenders such as BW Capital to conduct an assessment or appraisal of value to determine the fair market value of real property used to secure Mortgage Loans purchased by the Partnership. No assurance can be given that such appraisals will, in any or all cases, be accurate. Moreover, since an appraisal fixes the value of real property at a given point in time, subsequent events could adversely affect the value of real property used to secure a Mortgage Loan. Such subsequent events may include general or local economic conditions, neighborhood values, interest rates, new construction, changes in applicable zoning laws and other restrictions.

●	If the borrower defaults, the Partnership may be forced to purchase the property at a foreclosure sale. If the Partnership cannot quickly sell such property, and the property does not produce any significant income, the Partnership’s profitability will be adversely affected.

●	The laws of the state in which the property is located and the manner in which the Partnership’s security interest in the security is enforced may preclude the Partnership from recovering any deficiency from the borrower if the real property security proves insufficient to repay amounts owing to the Partnership.

●	The Partnership’s loans may be secured by junior deeds of trust, which are subject to greater risk than first Mortgage Loans.

●	The recovery of sums advanced by the Partnership in making Mortgage Loans and protecting its security may also be delayed or impaired by the operation of the federal bankruptcy laws or by irregularities in the manner in which the Mortgage Loans was made. A foreclosure sale may be delayed by the filing by the borrower of a petition in bankruptcy, which automatically stays any actions to enforce the terms of the loan. The length of the delay and the costs associated therewith may have an adverse impact on the Partnership’s profitability. If a Mortgage Loan is secured by hypothecated notes, then a bankruptcy filing by one of the borrowers under the hypothecated notes can weaken the value of the Partnership’s security for its Mortgage Loans and/or delay or impair the borrower’s collections on or enforcement efforts with respect to such hypothecated notes, even if the borrower under the Mortgage Loan is not in bankruptcy.

We will rely on information provided by others which may prove inaccurate, incomplete or intentionally false.

The success of our Real Property Investments will depend, among other things, on an accurate assessment of the creditworthiness of the borrower and the underlying value of the real property securing the Mortgage Loan, or the value of the hypothecated notes and the real property securing the hypothecated notes, or the accurate assessment of the value of the property acquisition. While the General Partner will make an investigation regarding the real property security and the borrower, it will rely to some extent on third parties such as credit agencies, appraisers, real estate brokers, title partnerships, environmental consultants and the borrower itself to provide the information upon which the General Partner will base its decision to make a Mortgage Loan or Property acquisition. While the General Partner will do its best efforts to verify the stated income of the borrower, the accuracy of financial statements, federal or state income tax returns, bank and savings account balances, retirement accounts balances or any records relating to past bankruptcy and legal proceedings, the accuracy of property or tenant financial statements, federal or state income tax returns, appraisals, surveys, title searches, environmental reports or other property due diligence reports, there is no guarantee that this information will be accurate. You may lose all or part of your investment in the Partnership Interest if Partnership, the General Partner or you rely on false, misleading or unverified information supplied by a borrower or seller in a decision to close on the acquisition or origination of a Mortgage Investment.

We permit prepayment of Mortgage Loans.

Most of the loans purchased by the partnership will not have a minimum interest fee. Prepayment of Mortgage Loans purchased by us may lower our profitability, especially during periods when interest rates are declining. We may not be able to reinvest the prepaid funds in new Mortgage Investments that provide us with a yield equivalent or greater than the interest rate we were earning on the Mortgage Loan that was prepaid to us.

Our use and estimate of the “as completed” value of a property underlying a Mortgage Loan may increase the risk that we may not be able to fully collect the amounts due under that Mortgage Loan.

Traditional commercial lenders typically limit loan amounts to a percentage of the estimated market value of the property securing the loan at the time a loan is made. When we make a Mortgage Loan, the loan-to-value ratio is based on what we believe the value of the property will be once the project is developed in accordance with the borrower’s construction, renovation and development plan. We refer to this value as the “as completed” value, and our Mortgage Loans have a LTV target of 75% and no more than 80% of the “as completed” value net of selling costs. In each case, the LTV is based both on external sources of information, such as third-party valuations of the constructed or renovated property, and on our subjective valuation of the property. Our beliefs are based on various factors that are unpredictable, such as the future real estate market, , and our review of comparable properties among other completed projects in the market area. Our estimate of the “as completed” value may prove to be inaccurate, such that the value of our collateral is less than what we anticipated. Moreover, a borrower may fail to develop, construct or renovate (or fully develop, construct or renovate) a property, which could also cause the value of our collateral to be less than we anticipated. In such cases, if a borrower were to default under a Mortgage Loan and/or we were forced to foreclose on the property securing a Mortgage Loan, we may not recover the full amount owed to us and our allowance for loan losses may prove to be insufficient to absorb our actual losses. Accordingly, our use of the “as completed” to establish the loan-to-value ratio, as opposed to using the value of the undeveloped, unconstructed or un-renovated property, increases the risks associated with our lending business, which, if realized, could materially and adversely impact our financial condition and results of operations.

Many of the loans we make will have a balloon payment feature, which presents additional risks to investors and could have a material and adverse impact on our financial condition.

A loan with a balloon payment feature contemplates a large payment of principal at the maturity of the loan, with small or no principal payments during the term of the loan. Loans with balloon payment features are riskier than loans with regular scheduled payments of principal because the borrower’s ability to repay the loan at maturity generally depends on its ability to refinance the loan or sell the underlying property at a price that equals or exceeds the amount due under the loan. A substantial period of time may elapse between the time the Mortgage Loan is made and the time the Mortgage Loan matures, and the borrower’s financial condition at those times may significantly change or the market for replacement loans or the sale of the property may significantly deteriorate. As a result, there can be no assurance that our borrowers will have sufficient resources to make balloon payments when due.

Our intention is to exclusively invest in first mortgages. However, we may acquire higher risk loans including second, third and wraparound mortgages, loans secured by leasehold interests, participation loans, B-Notes, and subordinated notes.

We may invest in mezzanine loans that take the form of subordinated loans secured by second mortgages on the underlying real property or loans secured by a pledge of the ownership interests of the entity owning the real property. These types of investments involve a higher degree of risk than senior mortgage lending secured by income producing real property because the investment may become unsecured as a result of foreclosure by the senior lender. Our mezzanine loan will be satisfied only after the senior debt has been paid in full, in the event the borrower defaults or declares bankruptcy. And, we may not have full recourse to the assets of a pledged entity, or the assets of the pledged entity may not be sufficient to satisfy our mezzanine loan, in the event of borrower bankruptcy when the borrower has pledged its ownership interests as security. In addition, mezzanine loans generally have higher loan to value ratios than conventional loans secured by real estate, resulting in less equity margin to absorb a decrease in property value and increasing the risk of loss.

Mortgage Loans secured by second, third and wraparound mortgages may be riskier than Mortgage Loans secured by first deeds of trust or first mortgages because they are in a subordinate position in the event of default. There could also be a requirement to cure liens of a senior loan holder and, if not done, we would lose our entire interest in the Mortgage Loan.

Mortgage Loans secured by a leasehold interest are riskier than Mortgage Loans secured by real property because the Mortgage Loan is subordinate to the lease between the property owner and the borrower, and our rights in the event the borrower defaults are limited to stepping into the position of the borrower under the lease, subject to its requirements of rents and other obligations during the period of the lease.

We may enter into agreements, including shared appreciation mortgages, with our borrowers providing for our participation in the equity or cash flow from a secured property. If a borrower defaults and claims that this participation makes the Mortgage Loan comparable to equity in a joint venture, we may lose our secured position as lender in the property. Other creditors of the borrower might then wipe out or substantially reduce our investment. We could also be exposed to the risks associated with being an owner of real property. We are presently not involved in any such arrangements.

If a third party were to assert successfully that our Mortgage Loan was actually a joint venture with the borrower, there might be a risk that we could be liable as joint venture for the wrongful acts of the borrower toward the third party.

We may invest in B-Notes. A B-Note is a loan typically (i) secured by a first mortgage on a single large commercial property or group of related properties and (ii) subordinated to an A-Note secured by the same first mortgage on the same collateral. There may not be sufficient funds remaining for B-Note holders after payment to the A-Note holders if the borrower defaults. Since each transaction is privately negotiated, B-Notes can vary in their structural characteristics and risks, therefore, we cannot predict the terms of each B-Note investment. The rights of holders of B-Notes to control the process following a borrower default may be limited in certain investments. B-Notes may represent a higher risk of loss to us due to being subordinated to an A-Note and due to terms that may include a restriction of B-Note holders to exercise their remedies without the consent of others upon a default by the borrower.

We may invest in subordinated Mortgage Loans secured by real estate. A Mortgage Loan by us that is subordinated will only be satisfied after the senior debt is paid in full, in the event the borrower defaults on the Mortgage Loan made by us or on the debt senior to our Mortgage Loan, or if the borrower declares bankruptcy. We may suffer a loss of principal and interest if a borrower defaults on a subordinated Mortgage Loan and lacks sufficient assets to repay the Mortgage Loan. In the event a borrower declares bankruptcy, we may not have full recourse to the assets of the borrower, or the assets of the borrower may not be sufficient to satisfy the Mortgage Loan.

We may invest in preferred equity issued by a borrower that owns real estate or operates a loan fund. An investment in preferred equity will only be satisfied after all the secured and unsecured debt is paid in full, in the event the borrower sells its real estate or becomes subject to a foreclosure; and after other creditor remedies, following a default or declares bankruptcy. We may suffer a loss of principal and interest if a borrower lacks sufficient assets to repay the preferred equity investment. In the event a borrower declares bankruptcy, we may not have full recourse to the assets of the borrower, or the assets of the borrower may not be sufficient to satisfy the Mortgage Loan.

Inter-creditor agreements may be entered into between senior and junior creditors both secured by the same property. An inter-creditor agreement with a senior creditor may limit our ability to amend its loan documents, assign its loan, accept prepayments, and exercise our remedies and control decisions made in bankruptcy proceedings relating to the borrower.

Subordinated Mortgage Loans may represent a higher risk of loss to us due to being subordinated to a senior lender and due to restrictive terms relating to inter-creditor agreements that may exist between senior and junior creditors.

Investments in construction and rehabilitation Mortgage Loans may be riskier than loans secured by operating properties.

Construction and rehabilitation Mortgage Loans may be riskier than Mortgage Loans secured by properties with an operating history, because:

●	the application of the Mortgage Loan proceeds to the construction or rehabilitation project must be assured;

●	borrower may experience cost overruns or may not be able to raise the funds necessary to complete construction diminishing the value of the collateral securing the Mortgage Loan;

●	construction or rehabilitation may be delayed placing the borrower at risk that it loses a tenant scheduled to take possession of the property because the delay breaches the occupancy provisions of the lease; and

●	the permanent financing or the sale of the property may be impaired by unfavorable market conditions at the completion of the project.

Cost overruns and non-completion of the construction or renovation of the properties financed by us may materially diminish the value of the real estate securing our Mortgage Loan.

The renovation, refurbishment or expansion of a property by a borrower involves risks of cost overruns and non-completion. Costs of construction or improvements to construct or renovate a property may exceed original estimates, possibly making a project uneconomical. Other risks may include, but are not limited to, unexpected environmental, geological, or governmental risks during construction and leasing or sales risk following completion. If such construction or renovation is not completed in a timely manner, or if its costs are more than expected, the borrower may not be able to complete the project or may experience a prolonged impairment of net operating income and may not be able to pay interest and principal payments. Our mortgage recorded against an uncompleted construction project may also become subject to mechanics’ liens for unpaid labor and materials furnished to the project.

Cost overruns and non-completion, in addition to other construction and leasing risks, represent substantial risk to the Partnership when it lends for construction, renovation or expansion of a real property. These cost overruns and non-completion of a property can materially diminish the value of the real estate mortgaged to us.

Borrower’s financial status could weaken.

The Partnership will evaluate the creditworthiness of a borrower based on a review of financial information provided by the borrower, and by making other inquiries. However, this financial information and these inquiries will be given and made as of a particular point in time. The financial condition of the borrower could change subsequent to when this financial information and these inquiries are given and made.

Some of our borrowers will experience difficulty in obtaining permanent financing which may reduce our profits.

Many of our borrowers will rely on permanent financing from institutional lenders to repay the Mortgage Loans due us. Due to the volatility in the real estate market and the credit markets, our borrowers may experience difficulty obtaining permanent financing. In addition, a borrower who has failed, or fails in the future, to obtain permanent financing may default on the Mortgage Loans, which could lower our profitability.

Delays in liquidating defaulted Real Property Investments could reduce our investment returns.

Commercial real estate loans are secured by residential or commercial property and are subject to risks of delinquency and foreclosure. The ability of a borrower to repay a Mortgage Loan secured by an income-producing property typically is dependent primarily upon the successful operation of such property rather than upon the existence of independent income or assets of the borrower. If the net operating income of the property is reduced, the borrower’s ability to repay the Mortgage Loan may be impaired. Net operating income of an income-producing property can be affected by, among other things: tenant mix, success of tenant businesses, property management decisions, property location and condition, competition from comparable types of properties, changes in laws that increase operating expenses or limit rents that may be charged, any need to address environmental contamination at the property, the occurrence of any uninsured casualty at the property, changes in national, regional or local economic conditions and/or specific industry segments, declines in regional or local real estate values, declines in regional or local rental or occupancy rates, increases in interest rates, real estate tax rates and other operating expenses, changes in governmental rules, regulations and fiscal policies (including environmental legislation), natural disasters, terrorism, social unrest and civil disturbances.

If there are defaults under our Real Property Investments, we may not be able to foreclose on or obtain a suitable remedy with respect to such investments. Specifically, if there are defaults under Mortgage Loans, we may not be able to repossess and sell the underlying properties quickly. The resulting time delay could reduce the value of our Real Property Investment. For example, an action to foreclose on a property securing a Mortgage Loan is regulated by state statutes and rules and is subject to many of the delays and expenses of lawsuits if the defendant raises defenses or counterclaims. Additionally, in the event of default by a mortgagor, these restrictions, among other things, may impede our ability to foreclose on or sell the mortgaged property or to obtain proceeds sufficient to repay all amounts due to us on the Mortgage Loan.

In the event of any default under a Mortgage Loan held directly by us, we will bear a risk of loss of principal to the extent of any deficiency between the value of the collateral and the principal and accrued interest of the Mortgage Loan, which could have a material adverse effect on our cash flow from operations. Foreclosure of a Mortgage Loan can be an expensive and lengthy process that could have a substantial negative effect on our anticipated return on the foreclosed Mortgage Loan. In the event of the bankruptcy of a Mortgage Loan borrower, the Mortgage Loan to such borrower will be deemed to be secured only to the extent of the value of the underlying collateral at the time of bankruptcy (as determined by the bankruptcy court), and the lien securing the Mortgage Loan will be subject to the avoidance powers of the bankruptcy trustee or debtor-in-possession to the extent the lien is unenforceable under state law.

The foreclosure process for a Mortgage Loan secured by a property we intend on acquiring may be lengthy, costly and we will be subject to all of the risks of owning the property on which we foreclose.

Our Mortgage Loan portfolio is and will be secured by real property. If a borrower defaults under a Mortgage Loan in our portfolio, we may have to foreclose on and take possession of the real estate collateral to protect our financial interest in the Mortgage Loan. Foreclosure of a Mortgage Loan can be an expensive and lengthy process that could have a substantial negative effect on our anticipated return on the foreclosed Mortgage Loan. If we are not able to repossess properties quickly, the resulting time delay could reduce the value of our Real Property Investment. In the event of the bankruptcy of a Mortgage Loan borrower, the Mortgage Loan to such borrower will be deemed to be secured only to the extent of the value of the property at the time of bankruptcy (as determined by the bankruptcy court), and the lien securing the Mortgage Loan will be subject to the avoidance powers of the bankruptcy trustee or debtor-in-possession to the extent the lien is unenforceable under state law.

If we acquire property by foreclosure following defaults under our Mortgage loans, we will have the economic and liability risks inherent in the ownership of real property. Various factors could cause us to realize less than we anticipated or otherwise impose burdens on us that would reduce our profits. These factors include, without limitation, fluctuations in property values, occupancy rates, variations in rental schedules and operating expenses. In addition, owning and selling foreclosed Property may present additional considerations, including:

●	To facilitate a sale of a foreclosed property, it may be necessary to finance all or a portion of the purchase price for the buyer. In such cases, we will not receive the sale price immediately but must rely on the purchaser’s ability to repay the Mortgage loan, which is subject to the same repayment risks as any other borrower.

●	There is a risk that hazardous or toxic substances could be found on properties taken back in foreclosure. If discovered, we may be liable for remediation costs, personal injury claims, and property damage. Environmental laws may require substantial expenses, reduce the property’s value, or limit our ability to use or sell it. Environmental reviews conducted prior to foreclosure may not detect all hazards, and remediation costs could materially impact our financial condition and results of operations.

●	We may become liable to third parties for injuries or property damage occurring on foreclosed properties in amounts exceeding our insurance coverage.

●	Controlling operating expenses—such as insurance, maintenance, and taxes—may be challenging, and foreclosed properties may generate less income and cash flow than Mortgage loans would have.

●	We may acquire a property with one or more co-owners where development or sale requires unanimous agreement or consent. If such consent is not obtained in a timely manner, we could suffer losses from being unable to develop or sell the property.

●	Maintaining occupancy of foreclosed properties can present additional challenges and risks.

●	We must cope with general and local market conditions, which can impact property value and performance.

●	We must comply with changes in laws and regulations pertaining to taxes, land use, zoning, and environmental protection, which could increase costs or restrict operations.

We may have difficulty protecting our rights as a lender, which may impair our ability to continue making Mortgage Loans and could have a material adverse impact on our financial condition.

The rights of our borrowers and other lenders may limit our realization of the benefits of our Mortgage Loans. For example:

●	Judicial foreclosure is subject to the delays of protracted litigation, and our collateral may deteriorate and/or decrease in value during any delay in foreclosing on it;

●	A borrower’s right of redemption during foreclosure proceedings can deter the sale of our collateral and can require us to manage the Property for a period of time;

●	The rights of senior or junior secured parties in the same property can create procedural hurdles for us when we foreclose on collateral;

●	We may not be able to pursue deficiency judgments after we foreclose on collateral;

●	Federal bankruptcy law can prevent us from pursuing any actions for an extended period of time, regardless of the progress in any of these suits or proceedings; and/or

●	At or near the end of foreclosure proceedings, a borrower will sometimes file bankruptcy to further delay our efforts to take ownership of the real estate collateral.

Government action may reduce recoveries on defaulted Mortgage Loans.

Legislative or regulatory initiatives by federal, state or local legislative bodies or administrative agencies, if enacted or adopted, could delay foreclosure, provide new defenses to foreclosure or otherwise impair our ability to foreclose on Mortgage Loans in default. The nature or extent of the limitation on foreclosure that may be enacted cannot be predicted. Bankruptcy courts could, if this legislation is enacted, reduce the amount of the principal balance on a Mortgage Loan that is secured by a lien on the property, reduce the interest rate, extend the term to maturity or otherwise modify the terms of a bankrupt borrower’s Mortgage Loan.

Risks specific to real estate owned (REO) acquisitions

Inventory or available properties might not be sufficient to realize our investment goals.

We may not be successful in identifying suitable real estate properties or other assets that meet our acquisition criteria, or consummating acquisitions or investments on satisfactory terms. Failures in identifying or consummating acquisitions would impair the pursuit of our business plan. Limited Partners ultimately may not like the location, lease terms or other relevant economic and financial data of any real properties, other assets or other partnerships that we may acquire in the future. Moreover, our acquisition strategy could involve significant risks that could inhibit our growth and negatively impact our operating results, including the following: increases in asking prices by acquisition candidates to levels beyond our financial capability or to levels that would not result in the returns required by our acquisition criteria; diversion of management’s attention to expansion efforts; unanticipated costs and contingent or undisclosed liabilities associated with acquisitions; failure of acquired businesses to achieve expected results; and difficulties entering markets in which we have no or limited experience.

The consideration paid for our target acquisition may exceed fair market value, which may harm our financial condition and operating results.

The consideration that we pay will be based upon numerous factors, and the target acquisition may be purchased in a negotiated transaction rather than through a competitive bidding process. We cannot assure anyone that the purchase price that we pay for a target acquisition or its appraised value will be a fair price, that we will be able to generate an acceptable return on such target acquisition, or that the location, lease terms or other relevant economic and financial data of any properties that we acquire will meet acceptable risk profiles. We may also be unable to lease vacant space or renegotiate existing leases at market rates, which would adversely affect our returns on a target acquisition. As a result, our investments in our target acquisition may fail to perform in accordance with our expectations, which may substantially harm our operating results and financial condition.

The failure of our properties to generate positive cash flow or to appreciate in value would most likely preclude our Limited Partners from realizing a preferred return on their Partnership Interest.

There is no assurance that our real estate investments will appreciate in value or will ever be sold at a profit. The marketability and value of the properties will depend upon many factors beyond the control of our management. There is no assurance that there will be a ready market for the properties since investments in real property are generally non-liquid. The real estate market is affected by many factors, such as general economic conditions, availability of financing, interest rates and other factors, including supply and demand, which are beyond our control. We cannot predict whether we will be able to sell any property for the price or on the terms set by it, or whether any price or other terms offered by a prospective purchaser would be acceptable to us. We also cannot predict the length of time needed to find a willing purchaser and to close the sale of a property. Moreover, we may be required to expend funds to correct defects or to make improvements before a property can be sold. We cannot assure any person that we will have funds available to correct those defects or to make those improvements. In acquiring a property, we may agree to lockout provisions that materially restrict us from selling that property for a period of time or imposing other restrictions, such as a limitation on the amount of debt that can be placed or repaid on that property. These lockout provisions would restrict our ability to sell a property. These factors and any others that would impede our ability to respond to adverse changes in the performance of our properties could significantly harm our financial condition and operating results.

Illiquidity of real estate investments could significantly impede our ability to respond to adverse changes in the performance of our properties and harm our financial condition.

Because real estate investments are relatively illiquid, our ability to promptly sell one or more properties or investments in our portfolio in response to changing economic, financial and investment conditions may be limited. In particular, these risks could arise from weakness in or even the lack of an established market for a property, changes in the financial condition or prospects of prospective purchasers, changes in national or international economic conditions, and changes in laws, regulations or fiscal policies of jurisdictions in which the property is located. We may be unable to realize our investment objectives by sale, other disposition or refinance at attractive prices within any given period of time or may otherwise be unable to complete any exit strategy. An exit event is not guaranteed and is subject to the General Partner’s discretion.

We may utilize a Broker Price Opinion instead of an appraisal on properties prior to purchase.

In certain favorable market conditions, we may purchase properties in bulk transactions. In other words, purchasing multiple properties in one sale. In that instance, appraisals may be cost prohibitive, therefore we will not be obtaining appraisals on the properties we purchase. Instead, we may elect to conduct a Broker Price Opinion (“BPO”), where, based on a local broker’s opinion, we will determine the value of a property. The broker will compare the property to other properties in the area that are listed and sold and will visit the property. However, unlike an appraisal, the broker may not fully inspect the property and may not even enter the property but only view the property from the outside. Therefore, their opinion provided to us may not be as accurate as an appraisal. If a BPO is inaccurate, we may not realize the same profits, or any profits, had we conducted an appraisal.

Risks specific to non-performing note acquisitions

A non-performing note owned by the Partnership may become unsecured in certain cases when the debtor files for bankruptcy.

In some cases, wherein a debtor files a Chapter 13 bankruptcy, if the market value of the property is demonstrated to be less than the payoff amount of the first position mortgage, the Partnership’s lien on that property can be “stripped” from the property, subject to successful completion of the debtor’s bankruptcy plan and obtaining a discharge. Although the Partnership would still likely receive some debt repayment as an unsecured creditor, a substantial portion of the total debt owed would most likely be wiped out upon discharge.

In the event a debtor files for Chapter 7 bankruptcy, and receives a discharge, the debtor will no longer be personally liable for the obligations of the note.

Upon discharge of Chapter 7 bankruptcy, a Debtor will no longer be held personally liable for the obligations of a note held by the Partnership, unless the Debtor reaffirms the debt while in bankruptcy. However, in any case, the Partnership will retain the right to foreclose on the collateral, as granted in the Security Instrument (Mortgage or Deed of Trust), in the event a mutually acceptable alternative cannot be worked out between the Partnership and the Debtor.

This Offering is a blind pool offering, and therefore, Limited Partners will not have the opportunity to evaluate some of our investments before we make them, which makes investments more speculative.

We will seek to invest substantially all of the net Offering proceeds from this Offering, after the payment of fees and expenses, in the purchase of Mortgage loan assets. However, because, as of the date of this Offering, we have not identified the assets we expect to acquire and because our Limited Partners will be unable to evaluate the economic merit of assets before we invest in them, they will have to rely on the ability of our General Partner and BW Capital, a directly affiliated lender, to select suitable and successful Mortgage loan investment opportunities.

Should a tax deed sale occur on a property securing one of our notes, the lien securing the Partnership’s investment could be removed from the subject real estate.

In the event a tax deed sale occurs on the subject real estate, the Partnership’s interest in the subject real estate may be eliminated. The Partnership will mitigate this risk by monitoring delinquent tax deadlines and expending capital to resolve issues before they lead to a tax deed sale.

Our notes may be subject to eminent domain if they are in municipalities currently attempting to acquire notes via eminent domain.

In recent history, certain municipalities, such as Richmond, CA, have attempted to purchase notes via eminent domain in order to stop the foreclosure process for some homeowners. In the event that a municipality attempts to acquire one of our notes via eminent domain, our profits may be less than previously expected.

Our servicer and we are subject to multiple regulations. If we or our servicers are unable to comply with the regulations, we may incur legal or unforeseen costs.

Our business will be subject to multiple laws including regulations applicable to note servicers. We are heavily regulated by laws governing lending practices at the federal, state and local levels. In addition, proposals for further regulation of the financial services industry are continually being introduced. Please review the section “Business Description – Regulations Applicable to Note Servicers” for information on the laws that our business and our servicers may be subject to. Failure for us or for our servicers to comply with these laws could lead to loss of the note, legal fees, and other unexpected costs which could adversely affect your investment. These laws and regulations to which we and our servicer are subject include those pertaining to:

●	real estate settlement procedures;

●	fair lending;

●	compliance with federal and state disclosure requirements;

●	debt collection;

●	the establishment of maximum interest rates, finance charges and other charges;

●	secured transactions and foreclosure proceedings; and

●	privacy regulations providing for the use and safeguarding of non-public personal financial information of borrowers.

Risks Related to Financing

We might obtain lines of credit and other borrowings, which increases our risk of loss due to potential foreclosure.

We may obtain lines of credit and long-term financing up to a ratio of 1 capital to 1.5 debt that may be secured by our assets. As with any liability, there is a risk that we may be unable to repay our obligations from the cash flow of our assets. Therefore, when borrowing and securing such borrowing with our assets, we risk losing such assets in the event we are unable to repay such obligations or meet such demands.

We have broad authority to incur debt and high debt levels could hinder our ability to make distributions and decrease the value of our investors’ investments.

Our policies do not limit us from incurring debt until our total liabilities would be at 150% of the total equity capitalization of the Partnership. High debt levels would cause us to incur higher interest charges and higher debt service payments and may also be accompanied by restrictive covenants. These factors could limit the amount of cash we have available to distribute and could result in a decline in the value of our investors’ investments.

Risks Related to Our Corporate Structure

We do not set aside funds in a sinking fund to pay distributions or redeem the Interests, so you must rely on our revenues from operations and other sources of funding for distributions and withdrawal requests. These sources may not be sufficient to meet these obligations.

We do not contribute funds on a regular basis to a separate account, commonly known as a sinking fund, to pay distributions on or redeem the Interests at the end of the applicable non-withdrawal period. Accordingly, you will have to rely on our cash from operations and other sources of liquidity, such as borrowed funds, mortgage note payoffs, and proceeds from future offerings of securities, for distributions payments and payments upon withdrawal. Our ability to generate revenues from operations in the future is subject to general economic, financial, competitive, legislative, statutory and other factors that are beyond our control. Moreover, we cannot assure you that we will have access to additional sources of liquidity if our cash from operations are not sufficient to fund distributions to you. Our need for such additional sources may come at undesirable times, such as during poor market or credit conditions when the costs of funds are high and/or other terms are not as favorable as they would be during good market or credit conditions. The cost of financing will directly impact our results of operations, and financing on less than favorable terms may hinder our ability to make a profit. Your right to receive distributions on your Interests is junior to the right of our general creditors to receive payments from us. If we do not have sufficient funds to meet our anticipated future operating expenditures and debt repayment obligations as they become due, then you could lose all or part of your investment. We currently do not have any revenues.

You will have limited control over changes in our policies and operations, which increases the uncertainty and risks you face as a Limited Partner.

Our General Partner determines our major policies, including our policies regarding financing, growth and debt capitalization. Our General Partner may amend or revise these and other policies without a vote of the Limited Partners. Our General Partner’s broad discretion in setting policies and our Limited Partners’ inability to exert control over those policies increases the uncertainty and risks you face as a Limited Partner. In addition, our General Partner may change our investment objectives without seeking Limited Partner approval. Although our board has fiduciary duties to our Limited Partners and intends only to change our investment objectives when the board determines that a change is in the best interests of our Limited Partners, a change in our investment objectives could cause a decline in the value of your investment in our partnership.

Our ability to make distributions to our Limited Partners is subject to fluctuations in our financial performance, operating results and capital improvement requirements.

Currently, our strategy includes paying a preferred return to investors under this Offering that would result in a return of approximately seven percent (7%) annualized return on investment, of which there is no guarantee. In the event of downturns in our operating results, unanticipated capital improvements to our properties, or other factors, we may be unable to declare or pay distributions to our Limited Partners. The timing and number of distributions are the sole discretion of our General Partner who will consider, among other factors, our financial performance, any debt service obligations, any debt covenants, our taxable income and capital expenditure requirements. We cannot assure you that we will generate sufficient cash in order to fund distributions.

Insurance Risks

We may suffer losses that are not covered by insurance.

The geographic areas in which we invest in notes may be at risk for damage to property due to certain weather-related and environmental events, including such things as severe thunderstorms, hurricanes, flooding, tornadoes, snowstorm, sinkholes, and earthquakes. To the extent possible, the General Partner may but is not required to attempt to acquire insurance against fire or environmental hazards. However, such insurance may not be available in all areas, nor are all hazards insurable as some may be deemed acts of God or be subject to other policy exclusions.

The General Partner expects to take assignment of a lender’s title insurance policy and will require that owners of property securing its notes maintain hazard insurance naming the Partnership or the Partnership’s loan servicing partnership, which is primarily expected to be BW Capital, as the beneficiary. All decisions relating to the type, quality and amount of insurance to be placed on property securing its notes will be made exclusively by the General Partner. Certain types of losses that may impact the security for the note could be of a catastrophic nature (due to such things as ice storms, tornadoes, wind damage, hurricanes, earthquakes, landslides, sinkholes, and floods), some of which may be uninsurable, not fully insured or not economically insurable. This may result in insurance coverage that, in the event of a substantial loss, would not be sufficient to pay the full prevailing market value or prevailing replacement cost of the underlying property. Inflation, changes in building codes and ordinances, environmental considerations, and other factors also might make it unfeasible to use insurance proceeds to replace the underlying property once it has been damaged or destroyed. Under such circumstances, the insurance proceeds received might not be adequate to restore the property, leaving the Partnership without security for its notes.

Furthermore, an insurance partnership may deny coverage for certain claims, and/or determine that the value of the claim is less than the cost to restore the property, and a lawsuit could have to be initiated to force them to provide coverage, resulting in further losses in income to the Partnership. Additionally, properties securing the notes may now contain or come to contain mold, which may not be covered by insurance and has been linked to health issues.

Moreover, when a borrower defaults on a Note, it is likely they will allow their hazard insurance to lapse. The General Partner will attempt to obtain its own insurance policies on such properties, to the extent such lender’s policies are available, but it is possible that some of the properties securing the notes may be uninsured for a period of time or uninsurable. If damage occurred during a time when a property was uninsured, the Partnership may suffer a loss of its security for a loan.

Federal Income Tax Risks

You may realize taxable income without cash distributions, and you may have to use funds from other sources to fund tax liabilities.

As a Limited Partner of the Partnership, you will be required to report your allocable share of our taxable income on your personal income tax return regardless of whether you have received any cash distributions from us. It is possible that your Interests will be allocated taxable income in excess of your cash distributions. We cannot assure you that cash flow will be available for distribution in any year. As a result, you may have to use funds from other sources to pay your tax liability.

You may not be able to benefit from any tax losses that are allocated to your Interests.

Interests may be allocated their share of tax losses should any arise. Section 469 of the Internal Revenue Code limits the allowance of deductions for losses attributable to passive activities, which are defined generally as activities in which the taxpayer does not materially participate. Any tax losses allocated to investors will be characterized as passive losses, and, accordingly, the deductibility of such losses will be subject to these limitations. Losses from passive activities are generally deductible only to the extent of a taxpayer’s income or gains from passive activities and will not be allowed as an offset against other income, including salary or other compensation for personal services, active business income or “portfolio income”, which includes non-business income derived from dividends, interest, royalties, annuities and gains from the sale of property held for investment. Accordingly, you may receive no benefit from your share of tax losses unless you are concurrently being allocated passive income from other sources.

We may be audited which could subject you to additional tax, interest and penalties.

Our federal income tax returns may be audited by the Internal Revenue Service. Any audit of the Partnership could result in an audit of your tax return. The results of any such audit may require adjustments of items unrelated to your investment, in addition to adjustments to various Partnership items. In the event of any such audit or adjustments, you might incur attorneys’ fees, court costs and other expenses in contesting deficiencies asserted by the Internal Revenue Service. You may also be liable for interest on any underpayment and penalties from the date your tax was originally due. The tax treatment of all Partnership items will generally be determined at the Partnership level in a single proceeding rather than in separate proceedings with each partner, and our General Partner is primarily responsible for contesting federal income tax adjustments proposed by the Internal Revenue Service. In such a contest, our Manger may choose to extend the statute of limitations as to all partners and, in certain circumstances, may bind the partners to a settlement with the Internal Revenue Service. Further, our General Partner may cause us to elect to be treated as an electing large Partnership. If it does, we could take advantage of simplified flow-through reporting of Partnership items. Adjustments to Partnership items would continue to be determined at the Partnership level however, and any such adjustments would be accounted for in the year they take effect, rather than in the year to which such adjustments relate. Our General Partner will have the discretion in such circumstances either to pass along any such adjustments to the partners or to bear such adjustments at the Partnership level.

State and local taxes and a requirement to withhold state taxes may apply, and if so, the amount of net cash from open payable to you would be reduced.

The state in which you reside may impose an income tax upon your share of our taxable income. Further, states in which we will own properties acquired through foreclosure may impose income taxes upon your share of our taxable income allocable to any Partnership property located in that state. Many states have implemented or are implementing programs to require partnerships to withhold and pay state income taxes owed by non-resident partners relating to income-producing properties located in their states, and we may be required to withhold state taxes from cash distributions otherwise payable to you. You may also be required to file income tax returns in some states and report your share of income attributable to ownership and operation by the Partnership of properties in those states. In the event we are required to withhold state taxes from your cash distributions, the amount of the net cash from operations otherwise payable to you would be reduced. In addition, such collection and filing requirements at the state level may result in increases in our administrative expenses that would have the effect of reducing cash available for distribution to you. You are urged to consult with your own tax advisors with respect to the impact of applicable state and local taxes and state tax withholding requirements on an investment in our Interests.

Legislative or regulatory action could adversely affect investors.

In recent years, numerous legislative, judicial and administrative changes have been made in the provisions of the federal income tax laws applicable to investments similar to an investment in our Interests. Additional changes to the tax laws are likely to continue to occur, and we cannot assure you that any such changes will not adversely affect your taxation as a Limited Partner. Any such changes could have an adverse effect on an investment in our Interests or on the market value or the resale potential of our properties. You are urged to consult with your own tax advisor with respect to the impact of recent legislation on your investment in Interests and the status of legislative, regulatory or administrative developments and proposals and their potential effect on an investment in our Interests.

An investment in the Partnership raises significant tax issues, and the tax treatment of an investment in the Partnership may vary significantly from investor to investor.

Please review carefully the below risks, among others, and consult your own tax adviser about the specific tax consequences to you before investing.

The tax allocation of the Partnership’s income and loss may be challenged by the Internal Revenue Service.

●	An audit of the Partnership’s return by the Internal Revenue Service may lead to adjustments to the Partners’ tax returns and an audit of the Partners’ tax returns.

●	Under the Bipartisan Budget Act of 2015, which took effect in January of 2018, the Partnership must designate a Partnership Representative for each tax year. Federal law gives the Partnership Representative significant discretion in the event of an audit by the Internal Revenue Service, including the sole authority to make elections that bind the Partnership and all of the Partners. While it is the intent of the Partnership that the Partnership Representative do what is in the best interests of the Partnership, actions taken by the Partnership Representative may have a negative effect on one or more current or former Partners.

●	Any tax benefits from ownership of Interests will not be available unless the Partnership and the Partnership’s Partners have a profit motive.

●	Laws affecting the tax effect of ownership of Interests may change.

The Partnership has not requested an IRS ruling as to its partnership tax status.

The Partnership is electing to be taxed as a partnership. Partnerships are generally pass-through entities for tax purposes, meaning that the income and deductions pass through to the individual partners rather than being taxed at the entity level. If the Partnership’s tax status as a partnership is reclassified as a corporation by the IRS, it can have several implications and risks for both the Partnership and its limited partners including, but not limited to, the following:

●	Double Taxation: Corporations are subject to double taxation, meaning that the corporate income is taxed at the entity level, and then any distributions or dividends to shareholders are taxed again at the individual level. This is different from partnerships, which are pass-through entities, and income is only taxed at the individual partner level.

●	Loss of Pass-Through Benefits: Partnerships enjoy pass-through taxation, where profits and losses flow through to the individual partners. If reclassified as a corporation, the entity loses this pass-through treatment, and income is taxed at both the corporate and individual levels.

●	Change in Tax Rates: Corporate tax rates may be different from individual tax rates. Reclassification could result in partners facing higher or lower tax rates on their share of the income.

●	Additional Compliance Requirements: Corporations have different reporting and compliance requirements than partnerships. This includes filing corporate tax returns and adhering to corporate governance and regulatory standards.

●	Changes in Deductibility: Some deductions and credits available to partnerships may not be available to corporations, and vice versa. The reclassification could impact the ability to claim certain tax benefits.

●	Impact on Partners’ Basis: The tax basis of a partner’s interest in the partnership affects the taxation of distributions and sales of partnership interest. Reclassification may alter the Partners’ basis calculations.

There is a material risk that in some years of the Partnership’s operations, a Partner’s tax liabilities resulting from its investment in the Partnership may exceed the amount of cash distributions to such Partner, and that to the extent of such excess the payment of any income tax liability resulting from the investment may be an out- of-pocket expense of such Partner.

An allocation of taxable income may occur without a corresponding distribution of cash and it is possible that Partners will not be distributed sufficient cash to pay their tax liability on their allocable share of income for a particular period. In addition, on a sale or other disposition (e.g., by gift) of an Interest or on a sale (including a foreclosure sale) or other disposition of Partnership property (directly or indirectly), there is a material risk that a Partner’s tax liabilities may exceed the cash it receives from the Partnership and that to the extent of such excess, the payment of such taxes will be an out-of-pocket expense of the Partner. If the sale results in a gain, some of the gain may be taxed as ordinary income and some may be taxed as capital gain.

Special Information Regarding Forward Looking Statements

Some of the statements in this offering circular are “forward-looking statements.” These forward-looking statements involve certain known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by these forward-looking statements. These factors include, among others, the factors set forth above under “Risk Factors.” The words “believe,” “expect,” “anticipate,” “intend,” “plan,” and similar expressions identify forward-looking statements. We caution you not to place undue reliance on these forward-looking statements.

We undertake no obligation to update and revise any forward-looking statements or to publicly announce the result of any revisions to any of the forward-looking statements in this document to reflect any future or developments. However, the Private Securities Litigation Reform Act of 1995 is not available to us as a non-reporting issuer. Further, Section 27A(b)(2)(D) of the Securities Act and Section 21E(b)(2)(D) of the Exchange Act expressly state that the safe harbor for forward looking statements does not apply to statements made in connection with an initial public offering.

Dilution

Dilution means a reduction in value, control or earnings of the investors’ Interests. The Partnership issued its General Partner one Interest for no cash consideration, as compared to the $1,000.00 per Interest that will be paid by investors in this Offering. Thus, investors in this Offering will experience immediate dilution. Further, the Interests do not have anti-dilution rights, which means that future equity issuances and other events could further dilute the ownership percentage that an Investor may eventually have in the Partnership. The Partnership intends to make future equity issuances outside of this Offering which will dilute investors including issuances through a separate offering by the Partnership it is running concurrently with this Offering, exempt under Regulation D, Rule 506(c). In addition, the Partnership may require additional capital for the properties and may require additional cash resources due to changed business conditions or other future developments, including any investments or acquisitions we may decide to pursue. If our resources are insufficient to satisfy our cash requirements, we may seek to sell additional equity or debt securities or obtain a credit facility.

Plan of Distribution and Selling Securityholders

We are offering up to 75,000 Interests at $1,000.00 per Interest for total potential maximum Offering proceeds of $75,000,000.00, if all offered Interests are sold. There are no minimum offering amount and no provision to escrow or return investor funds if any minimum number of Interests is not sold. All funds raised by the Partnership from this Offering will be immediately available for the Partnership’s use. The minimum investment to acquire Interests is $10,000.00, which minimum may be waived by the Partnership on a case-by-case basis for any reason or no reason at all.

The sale of Interests will begin within two days from qualification of the offering statement, as amended, by the SEC. This Offering shall be terminated upon (i) the date which is three years from the date this offering circular or an amendment thereof, as applicable, is qualified by the SEC, (ii) the sale of the maximum number of Interests for sale in the Offering, or (iii) such date as earlier terminated by the Partnership.

The Partnership may, in its sole discretion, undertake one or more closings on a rolling basis. Closings will occur within seven (7) days of receiving investor funds and completed subscription documents. After each closing, funds tendered by investors will be available to the Partnership and the Partnership will issue the Interests to accepted investors. Not all investors will receive their Interests on the same date.

The Interests are being self-underwritten; the Partnership has not engaged a broker-dealer in connection with this Offering. All inquiries regarding this Offering should be made directly to the Partnership. No compensation will be paid to any principal, the General Partner, or any affiliated company or party with respect to the sale of the Interests. We are relying on Rule 3a4-1 of the Securities Exchange Act of 1934 for the sale of Interests. The applicable portions of the rule state that associated persons (including companies) of an issuer shall not be deemed brokers if they a) perform substantial duties at the end of the offering for the issuer; b) are not broker dealers; and c) do not participate in selling securities more than once every 12 months, except for any of the following activities: i) preparing written communication, but no oral solicitation; or ii) responding to inquiries provided that the content is contained in the applicable registration statement; or iii) performing clerical work in effecting any transaction.

Investor Qualification Standards

Our Interests are being offered and sold only to “qualified purchasers” (as defined in Regulation A under the Securities Act). “Qualified purchasers” include: (i) “accredited investors” under Rule 501(a) of Regulation D and (ii) all other investors so long as their investment in any of the Interests of our Partnership does not represent more than ten percent (10%) of the greater of their annual income or net worth (for natural persons), or ten percent (10%) of the greater of annual revenue or net assets at fiscal year-end (for non-natural persons). We reserve the right to reject any investor’s subscription in whole or in part for any reason, including if we determine in our sole and absolute discretion that such investor is not a “qualified purchaser” for purposes of Regulation A.

For an individual potential investor to be an “accredited investor” for purposes of satisfying one of the tests in the “qualified purchaser” definition, the investor must be a natural person who has:

1. an individual net worth, or joint net worth with the person’s spouse, that exceeds $1,000,000 at the time of the purchase, excluding the value of the primary residence of such person and the mortgage on that primary residence (to the extent not negative equity), but including the amount of debt that exceeds the value of that residence and including any increase in debt on that residence within the prior 60 days, other than as a result of the acquisition of that primary residence; or

2. earned income exceeding $200,000 in each of the two most recent years or joint income with a spouse exceeding $300,000 for those years and a reasonable expectation of the same income level in the current year.

If the investor is not a natural person, different standards apply. See Rule 501 of Regulation D for more details. For purposes of determining whether a potential investor is a “qualified purchaser,” annual income and net worth should be calculated as provided in the “accredited investor” definition under Rule 501 of Regulation D.

In addition to the foregoing, each prospective investor must represent in writing that they meet, among other things, all of the following requirements:

●	The prospective investor has received, reviewed, and understands this offering circular and its exhibits, including our operating agreement;

●	The prospective investor understands that an investment in Interests involves substantial risks;

●	The prospective investor’s overall commitment to non-liquid investments is, and after their investment in Interests will be, reasonable in relation to their net worth and current needs;

●	The prospective investor has adequate means of providing for their financial requirements, both current and anticipated, and has no need for liquidity in this investment;

●	The prospective investor can bear the economic risk of losing their entire investment in Interests;

●	The prospective investor has such knowledge and experience in business and financial matters as to be capable of evaluating the merits and risks of an investment in Interests; and

●	Except as set forth in the subscription agreement, no representations or warranties have been made to the prospective investor by our Partnership or any partner, agent, employee, or affiliate thereof, and in entering into this transaction the prospective investor is not relying upon any information, other than that contained in the offering statement of which this offering circular is a part, including its exhibits.

If you live outside the United States, it is your responsibility to fully observe the laws of any relevant territory or jurisdiction outside the United States in connection with any purchase, including obtaining required governmental or other consent and observing any other required legal or other formalities.

We will be permitted to make a determination that the subscribers of Interests in this offering are qualified purchasers in reliance on the information and representations provided by the subscriber regarding the subscriber’s financial situation. Before making any representation that your investment does not exceed applicable federal thresholds, we encourage you to review Rule 251(d)(2)(i)(C) of Regulation A. For general information on investing, we encourage you to refer to http://www.investor.gov. We may accept or reject any subscription, in whole or in part, for any reason or no reason at all.

An investment in our Interests may involve significant risks. Only investors who can bear the economic risk of the investment for an indefinite period of time and the loss of their entire investment should invest in our Interests.

How to Subscribe

After the Commission has qualified the offering statement, investors may subscribe to purchase the Interests by delivering a completed a subscription agreement to the Partnership by email to manager@bridgewellfunds.com, or by mail to the Partnership’s principal address at 2400 E. Colonial Dr., Suite 200,, Orlando, FL 32803, and by sending payment for the Interests by personal check or cashier’s check, which may be delivered to our principal address, or bank wire. Bank wire instructions will be provided upon request.

The Partnership may close on investments on a “rolling” basis (so not all investors will receive their Interests on the same date) within seven (7) days of receiving investor funds and completed subscription documents. Investors will be required to complete a subscription agreement in order to invest. The subscription agreement includes a representation by the investor to the effect that, if the investor is not an “accredited investor” as defined under securities law, the investor is investing an amount that does not exceed the greater of ten percent (10%) of his or her annual income or ten percent (10%) of their net worth (excluding the investor’s principal residence).

The Partnership maintains the right to accept or reject subscriptions in whole or in part, for any reason or for no reason, including, but not limited to, in the event that an investor fails to provide all necessary information, even after further requests from the Partnership, in the event an investor fails to provide requested follow up information to complete background checks or fails background checks, and in the event the Partnership receives oversubscriptions in excess of the maximum offering amount. If any prospective investor’s subscription is rejected, all funds received from such investors will be returned without interest or deduction. Further, pursuant to the subscription agreement, the subscriptions are irrevocable by the investor. Upon acceptance of an investor and payment of its subscription amount to the Partnership, the investor’s Interests will be recorded in book form by the Partnership.

Selling Security Holders

No Interests are being sold for the account of security holders; all net proceeds of this Offering will go to the Partnership.

Determination of Offering Price

We determined the price for the Interests arbitrarily.

Arbitration Provision and Waiver of Jury Trial

The subscription agreement requires investors to agree that all disputes arising out of that agreement which cannot be resolved with the Partnership or through mediation are resolved through binding arbitration. It also provides that subscribers waive the right to a jury trial of any claim they may have against us arising out of or relating to that agreement, excluding any claim under federal securities laws. By signing the subscription agreement, an investor will warrant that the investor has reviewed this waiver with the investor’s legal counsel, and knowingly and voluntarily waives his or her jury trial rights following consultation with the investor’s legal counsel. If the Partnership opposed a jury trial demand based on the waiver, a court would determine whether the waiver was enforceable given the facts and circumstances of that case in accordance with applicable case law. This provision also includes a waiver of obtaining relief or damages as a member of a class including in arbitration. This provision includes a waiver of obtaining relief or damages as a member of a class.

Additional Information Regarding this Offering Circular

We have not authorized anyone to provide you with information other than as set forth in this offering circular. Except as otherwise indicated, all information contained in this offering circular is given as of the date of this offering circular. Neither the delivery of this offering circular nor any sale made hereunder shall under any circumstances create any implication that there has been no change in our affairs since the date hereof.

From time to time, we may provide an “offering circular supplement” that may add, update or change information contained in this offering circular. We will also amend our offering statement annually while this offering is open to include updated financial statements. Any statement that we make in this offering circular will be modified or superseded by any inconsistent statement made by us in a subsequent offering circular supplement or amendment. The offering statement we filed with the SEC includes exhibits that provide more detailed descriptions of the matters discussed in this offering circular. You should read this offering circular, and the related exhibits filed with the SEC and any offering circular supplement together with additional information contained in our annual reports, semi-annual reports and other reports and information statements that we will file periodically with the SEC.

The offering statement and all amendments, supplements and reports that we have filed or will file in the future can be read on the SEC website at www.sec.gov.

Use of Proceeds

The following table illustrates the amount of net proceeds to be received by the Partnership on the sale of the Interests offered hereby and the intended uses of such proceeds over an approximate twelve 12-month period. It is possible that we may not raise the entire offering amount through this offering circular. In such case, we will reallocate the use of proceeds as the General Partner deems to be in the best interests of the Partnership in order to effectuate its business plan. The intended use of proceeds is as follows:

	25%	50%	75%	100%

Gross Proceeds	$18,750,000	37,500,000	$56,250,000	$75,000,000
Offering Expenses(1)	$60,000	$60,000	$60,000	$60,000

Net Proceeds	$18,690,000	$37,440,000	56,190,000	74,940,000
Note Purchases(2)	$17,640,000	$36,120,000	54,600,000	73,080,000
Related Acquisition Costs(3)	0	0	0	0
Working Capital(4)	$1,000,000	$1,250,000	$1,500,000	$1,750,000
Legal and Accounting(5)	$50,000	$70,000	$90,000	$110,000
Total Use of Proceeds	$18,750,000	$37,500,000	$56,250,000	$75,000,000

(1)	These costs assume the costs related with making this Offering as well as other start-up costs, such as our legal costs.

(2)	We plan to purchase Mortgage Loans with the proceeds from this Offering. We will not incur closing or other costs in connection with these Mortgage Loan purchases. We will primarily be purchasing loans from BW Capital, a licensed mortgage lender, directly affiliated with our General Partner. All the costs involved with the Partnership’s Mortgage Loan purchases will be paid by the Lender pursuant to our servicing agreement with the Lender (attached to this offering statement as Exhibit 6.1. It is anticipated that the Partnership will purchase Mortgage Loans from the Lender at par pricing. It is the intent of the General Partner that no single loan purchase will exceed fifteen percent (15%) of the assets of the Partnership and total loan exposure to a single borrower will not exceed twenty percent (20%) once the Partnership has sold Interests resulting in proceeds of over $5,000,000 between this Offering and its other offerings. As the Partnership grows, these limits will be revised downward to a targeted range of ten percent (10%) and fifteen percent (15%), respectively once the Partnership sells an aggregate of over $25,000,000 in Interests. However, the General partner may deviate from this in its sole discretion. The target diversity level is to have the average loan represent under three and one-half percent (3.5%) of the total assets of the Partnership once the Partnership raises over $25,000,000 from the sale of Interests. We intend to hold our Mortgage Loans until maturity unless they become in default.

(3)	We will not initially be acquiring real estate assets, only Mortgage Loan Assets. Therefore, we do not initially expect to incur any costs related to real estate acquisition. We believe underwriting and closing costs will be at approximately five percent (5%) of the value of real estate assets in the event market conditions are favorable for acquiring real estate assets and market conditions are not favorable for the Partnership to acquire Mortgage Loan Assets. The real estate asset acquisition costs could include travel to states in which we purchase real estate assets, research costs, closing costs, and other costs. Our ability to quantify any of the expenses is difficult as they will all depend on size of deal, price, due diligence performed (such as appraisal, environmental, property condition reports), legal and accounting, etc. We expect the related acquisition costs to be correlated with the value of the real estate asset.

(4)	To be used for liquidity for Partnership operations and Limited Partner preferred distributions. May also be used to repay the remaining $1,760.42 still owing to BridgeWell Preferred Income LP as of January 31, 2026, which was used to cover start-up and offering expenses for this offering and the Partnership’s Regulation D offering throughout 2025. No interest is being charged by BridgeWell Preferred Income LP.

(5)	Costs for accounting and legal fees the next 12 months.

The Partnership will pay, or reimburse the General Partner for, all costs and expenses arising from the Partnership’s operations, including, without limitation, legal, tax, accounting, auditing, administration and other professional advice and the advice of other consultants and experts on behalf of the Partnership, expenses related to the potential acquisition, holding, servicing and sale of properties, and expenses related to sourcing, underwriting, conducting due diligence, bidding on and completing investment transactions, including fees and commission, travel expenses, and brokers’ fees and commissions related thereto, together with asset management fees (“Partnership Expenses.”). However, the Partnership’s use of proceeds may vary significantly in the event any of the Partnership’s assumptions prove inaccurate or events such as legal actions arise requiring a significant amount of capital. The Partnership reserves the right to change the allocation of net proceeds from the Offering or raise additional capital for a class of Interests, if necessary, as unanticipated events or opportunities arise.

Description of Business

As of the date of the offering circular, the Company has been operating for approximately eight months. The Partnership intends to acquire real estate secured loans (fixed and variable interest rate), primarily bridge loans and other loans secured by real estate. As of January 31, 2026, the Partnership had a loan portfolio balance of $5,462,974.09 spread across 23 total Mortgage Loans. All Mortgage Loans as of that date are performing and the Partnership has no real estate owned properties. The weighted average Mortgage Loan interest rate is 10.03%. Commercial loans comprise 59.1% and residential loans comprise 40.9% of the Partnership’s holdings. The Mortgage Loans are concentrated in the following states: MI 20%, FL 18%, NC 18%, GA 10%, TN 10%, MO 9%, SC 5%, Other 9% (states with less than 5% representation). While the Partnership has acquired Mortgage Loans, this is a blind pool offering where our Limited Partners will be unable to evaluate future Mortgage Loans we acquire prior to acquisition.

The Partnership’s address and telephone number are:

2400 E. Colonial Dr., Ste 200

Orlando, FL 32803

(877) 700-4800

Underwriting and Policies and Procedures

 Our Lender has developed underwriting standards and procedures to control the risks relating to its lending. The procedures apply standards relating to approval limits, loan to cost ratios, loan to value ratios, debt service coverage or debt yield ratios, and the skill, experience, credit and financial capacity of the borrower or sponsor, as well as other matters relevant to the Mortgage Loans and their collateral. Our Lender will determine the skill and experience of borrowers and sponsors by conducting interviews, reviewing references, checking credit reports, doing background checks and reviewing financial information. Our Lender will determine the loan to value ratios based upon on its estimate of the “as completed” value of the property to be mortgaged to us, or the loan to value based on the current value of the property to be mortgaged.

We will acquire Mortgage Loans secured by properties located anywhere in the United States that are secured by a deed of trust or mortgage. We will limit the Mortgage Loans we acquire toa target of 75% and no more than eighty percent (80%) of the after repaired value of the property to be mortgaged.

Among other forms of due diligence, we will determine the creditworthiness of the borrowers by considering credit scores. Credit scores range from the 400’s to the 800’s, with the lower the credit score, the lower the credit score, the lower the creditworthiness of the individual. The credit score is one of several factors which may be used in our evaluation to make a Mortgage Loan. The borrower, or the principal of the borrower if an entity, should have a credit score above 550. We may approve Mortgage Loans to borrowers with credit scores below 550 in the event we have sufficient understanding of the drivers of the low credit score, satisfaction that the principal or borrower acted in a forthright manner in the event(s) that are driving the low score and may require additional collateral or additional equity to mitigate the increased risk associated with the low credit score. The General Partner is not an appraiser. We will rely on the Lender, which will utilize multiple independent third-party sources for the valuation of the properties that will serve as collateral for our Mortgage Loans, including the possible use of independent appraisals.

Our Lender may consult multiple listing services to obtain comparable data and the opinion of local real estate brokers. No source of valuation is definitive.

We will require a title policy with regard to all properties mortgaged to us.

Investment Policies of the Partnership

In all types of investment, our policies may be changed by our General Partner without a vote by Limited Partners. We intend to purchase Mortgage Loans on commercial and residential real estate throughout the United States on investment and owner occupied properties. Under certain favorable market conditions, we also intend to seek out REOs, other sources of wholesale-priced real estate, and non-performing notes secured by real property available for purchase throughout the United States. We intend on purchasing notes that are secured with commercial and residential property. We intend to purchase these Mortgage Loans at a target of 75% and no more than 80% of the after repaired value (“ARV”) of the assets upon which the lien(s) are secured.

We intend to evaluate each performing note investment based upon information provided by the lender:

1.	Review current information on the owner/borrower of the property.

2.	Review the Inspection Report and the rehab budget.

3.	Review the ARV Appraisal and determine that the loan amount is below eighty percent (80%) ARV.

4.	Review BW Capital’s title insurance and the property hazard insurance.

5.	Review and execute the mortgage note purchase documents.

The ARV is calculated by industry standard methods, appropriate for subject property, by professional independent licensed appraisers. ARV value calculation also includes the consideration and evaluation of data obtained from current, on-site building inspections. The building inspections are typically provided by local certified professional building inspectors.

The party responsible for the ARV, is an independent, 3rd party appraiser, licensed in subject state, and experienced in appraisal for the type and location of subject property. At the discretion of the Lender, ARV may also be determined by a licensed realtor familiar with the local market.

Note: The ARV appraisal method used most commonly for residential fund note evaluations will be the “comparable sales method”. The comparable sales method calculations are based on sales prices of multiple, recent comparable sales, from the immediate area. These comparable sales are when adjusted for differences and subsequently averaged to obtain an evaluation. The ARV appraisal method used most commonly for commercial fund note evaluations is a combination of the income and sales approach. In some instances, where the appraiser determines it is more appropriate, the “income evaluation approach”, or the “replacement cost approach” may be used for calculation of the ARV.

We intend to evaluate each non-performing note investment in the following manner:

●	Obtain current information on the owner/borrower of the property.

●	Determine if the underlying property is in need of rehab and if so, to what extent.

●	Determine the principal and past due balance of a non-performing Note.

●	Evaluate the legal climate in the state which the property is located.

●	Evaluate the likelihood to restructure the Note so that the borrower may resume payments and bring the Note to a re-performing status.

Further, potential investors should be advised:

●	We do not intend to issue senior securities at some time in the future.

●	We may borrow money collateralized by our properties in an amount consistent with a 1 to 1.5 leverage ratio of assets to leverage.

●	We have no intention of initiating personal loans to other persons.

●	We have no intention of investing in the securities of other issuers for the purpose of exercising control.

●	We have no intention to underwrite securities of other issuers.

●	We will not engage in the purchase and sale (or turnover) of investments that are not real estate related at some time in the future.

●	We may offer our securities in exchange for property or mortgage notes.

●	We may acquire other securities of other funds so long as those funds are real estate related.

●	We intend to make annual or other reports to security holders including 1-Ks, 1-SAs, 1-Us, and exit reports on Form 1-Z as deemed necessary.

As market conditions change, our policies for both investments and borrowing will be evaluated and updated as necessary to safeguard Limited Partner equity.

Overview

BridgeWell Secured Income, LP is an emerging growth company which was formed in June 23, 2025. We have commenced only limited operations, primarily focused on organizational matters in connection with this Offering. We intend on generating revenues primarily from interest received on mortgage notes acquired. However, under certain favorable market conditions, we may generate revenues from direct ownership of real estate which could generate revenues in two ways: cash flow from lease of the properties, or resale profits.

We may also purchase non-performing notes in certain favorable market environments which could generate revenues by facilitating performance on the notes or by foreclosing and then profiting from real estate owned as described above.

We have no plans to change our business activities or to combine with another business, and we are not aware of any events or circumstances that might cause our plans to change. Neither management of the Partnership, nor the majority Limited Partner of the Partnership, have any plans or arrangements to enter into a change of control, business combination or similar transaction or to change management.

The Partnership has been organized primarily to acquire performing 1st lien mortgage notes or trust deeds secured by real property from the Lender. The Lender will then service the acquired mortgage notes and the Partnership will receive monthly interest payments. The Partnership does not intend to purchase but reserves the right to acquire 2nd, 3rd or 4th lien mortgage notes as long as the sum total of all of the liens encumbering the property is less than eighty percent (80%) of the value.

The Partnership plans to purchase notes from the Lender. However, the Partnership may also acquire notes from various sources including from banks, auctions, brokers, and in marketplaces across the United States. After acquisition, in the cases where we acquire non-performing notes, we will work with the borrowers to get the lien re-performing. If successful, we may choose to hold the 1st lien for its cash flow or re-sell it at a profit. In the event re-performance is not possible, we will foreclose and take possession of the underlying property.

The Partnership may sell 1st liens or properties on terms. It is the Partnership’s intent to continue to generate revenues from 1st liens and properties and, in some circumstances, after disposition by selling the properties with seller financing.

The General Partner, in accordance with the summary here and the Agreement of the Partnership, shall manage the following activities:

●	Purchase performing and non-performing notes that are secured by real estate.

●	Work with borrowers of non-performing notes to get these liens re-performing.

●	Foreclose on the underlying properties of notes that cannot re-perform.

●	In the event the Partnership acquires properties through foreclosure, have an outside 3rd party, or an affiliate, rehabilitate properties acquired by the Partnership.

●	Have an outside 3rd party, or an affiliate, rent and manage properties acquired by the Partnership.

●	Have an outside, 3rd party, or an affiliate, sell properties within the term of the Partnership.

The General Partner shall use the capital contributions of the Limited Partners for the purchase of notes, working capital and expenses, including organizational expenses and Partnership expenses. Subsequently, the General Partner will focus its efforts on managing the assets acquired by the Partnership so as to provide a preferred return to the Limited Partners. See “Securities Being Offered” on page 74 for more details.

Our primary business is to invest in a diversified portfolio of Mortgage Loans that are primarily secured by a first deed of trust or mortgage. We will focus primarily on investments in Mortgage loans secured by residential or commercial real estate located in the United States. We expect to use substantially all of the net proceeds from this Offering to acquire real estate secured loans (fixed and variable interest rate), including bridge and mezzanine loans, first Mortgage loans, subordinated Mortgage loans, preferred equity real estate investments, real estate secured loans where a portion of the return is dependent upon performance-based metrics and other loans secured by real estate.

We believe that there is an opportunity to provide financing for the acquisition, construction or rehabilitation of commercial and residential properties for real estate developers. We also believe that there are opportunities to provide real estate financing to some borrowers who are not able to qualify for commercial bank financing due to the location of the property, its physical appearance, tenant mix, higher vacancy or the borrower’s lower credit score, personal leverage or lack of liquidity. We believe that there are opportunities to finance borrowers who need to close loans more quickly than the time required by commercial banks. We believe that there is an opportunity to acquire Mortgage Loans from distressed lenders at a discount to par.

We believe that there are opportunities to acquire commercial and residential properties that are in need of new management, rehabilitation or have unimproved land allowing for the construction of additional improvements.

We have not commenced any significant operations to carry out our business plan. We have only performed those tasks related to our organization and development of our business plan. Upon receiving funding, we plan to continue to carry out our business plan, as described in this Prospectus, of acquiring, renovating, managing, and disposing of Mortgage Loans with the objective of generating current income.

Prospective Limited Partners are invited to review any documents that the General Partner possesses regarding the Partnership, the operations of the Partnership and any other matters regarding this Offering. All such materials are available at the office of the Partnership, at any reasonable hour, after reasonable prior notice to the General Partner. The General Partner will afford prospective Limited Partners the opportunity to ask questions of, and receive answers from, its representatives concerning the terms and conditions of the Offering in addition to reviewing due diligence files on acquired assets and to obtain any additional information to the extent that the General Partner or the Partnership possesses such information or can acquire it without unreasonable effort or expense.

Prospective Limited Partners should consider investment in the Partnership to be speculative, as it is not intended to be a complete investment program. The Partnership is designed only for sophisticated persons who are able to bear a complete loss of their capital investment in the Partnership.

Market Opportunity

The Partnership will acquire Mortgage Loans secured by real estate. The Partnership will attempt to acquire Mortgage Loans made by owners of real estate that may be underserved by commercial banks and other institutional lenders. The Partnership will serve borrowers that need to close on the purchase of real estate more quickly that a commercial bank can accommodate. The Partnership will serve borrowers that seek more flexible loan structures or terms offered by commercial banks and other institutional lenders. The Partnership will also serve borrowers that are unable or unwilling to satisfy all of the credit standards of a commercial bank, but, have the capacity to deliver real estate mortgages of a sufficient value to meet our underwriting requirements.

Investment Objectives

Our primary investment objective is to generate current income. We anticipate generating current income from interest payments on its Mortgage Loans. Under certain market conditions, we may also generate income from other real estate related activities.

The Partnership’s philosophy is to purchase Mortgage Loans that were based on the borrower’s equity in the property and the skill and capacity of the people involved, their credit and a belief in the business plan for the real estate. Further, loans are sized to a basis or loan amount where the Partnership is indifferent if the loan performs as agreed, the plan “B” has to be implemented or we have to take over ownership in the event of default. In addition, it is the intent of the General Partner that no single loan purchase will exceed 15% of the assets of the Partnership and total loan exposure to a single borrower will not exceed 20% once the fund has sold Interests for an aggregate of $5,000,000. As the Partnership grows these limits will be revised downward to a targeted range of 10% and 15%, respectively once the fund has sold over $25,000,000 in Interests. The target diversity level is to have the average loan represent under 3.5% of the total assets of the Partnership once the fund reaches over $25,000,000 in Interests sold. However, the General Partner may deviate from this in its sole discretion. That level of diversity will limit downside risk for the pool if a loan should become non-performing.

Management will target an equal mix of residential and commercial real estate diversified across both asset type and location. However due to market conditions it may sometimes be appropriate for the mix of commercial and residential loans to skew more heavily toward one or the other asset class.

Investment Strategy

Our investment strategy is to invest substantially all of the net proceeds from this Offering in a diverse portfolio Mortgage Loans located in the United States that are secured by a deed of trust or mortgage on investment and owner occupied real estate. We intend to acquire real estate secured loans (fixed and variable rate), primarily first position mortgage loans. We may also acquire second position Mortgage loans, subordinated Mortgage loans, mezzanine loans, subordinated loans secured by real estate, preferred equity real estate investments, bridge loans, real estate secured loans where a portion of the return is dependent upon performance-based metrics and other loans secured by real estate. In addition, we may invest on a national basis for “Build to Suit” projects. Build to Suit projects are pre-leased to a credit worthy tenant or tenants and constructed specifically to the specifications of the tenant or tenants.

Lending Program - Overview

The Partnership will purchase Mortgage Loans from a related party, BW Capital, which is a licensed lender, and other licensed lenders. The Mortgage Loans provide financing to owners of real estate that are underserved by commercial banks and other institutional lenders. BW Capital served borrowers that need to close on the purchase of real estate more quickly than a commercial bank can accommodate. The Mortgage Loans that the Partnership purchases from a lender will serve borrowers that seek more flexible loan structures or terms offered by commercial banks and other institutional lenders. The Mortgage Loans will be appropriate for borrowers that are unable or unwilling to satisfy all the credit standards of a commercial bank, but, have the capacity to deliver real estate mortgages of a sufficient value to meet our underwriting requirements.

The General Partner has extensive experience in evaluating and managing Mortgage Loans similar to the types of Mortgage Loans which we intend to purchase from a lender. We intend to purchase Mortgage Loans satisfying the following criteria:

●	Purpose shall include financing for owner occupied and investment real estate including standing commercial properties, income producing land and developed lots; and construction loans;

●	Focus on small and mid-sized loans from $40,000 to $7.5 million;

●	Maximize current income;

●	Terms of 1 year to 30 years; and

●	Loan amount shall not exceed eighty percent (80%) of the after repaired value of the underlying property.

We will primarily seek to acquire Mortgage Loans at fixed rates of interest. To a lesser extent, we will also consider opportunities to acquire variable interest rate Mortgage Loans, in addition to, fixed rates of interest.

Our affiliate will make Mortgage Loans to real estate developers and investors that construct or renovate their properties.

We may seek opportunities to acquire commercial real estate loans from commercial banks, credit unions and private lenders. We will generally seek to acquire Mortgage Loans at face value; however, we may have to pay face value or perhaps a premium on face value when we believe it is in the best interests of the Partnership.

Our Mortgage Loans will not be secured by any agency of the United States government. We require a personal guaranty of full repayment by the guarantor of the loan, however we reserve the right to waive this requirement if the equity in the property exceeds fifty percent (50%).. All Mortgage loans have a Lender’s Title Policy ensuring the security of our lien position. Additionally, the underlying asset is covered by hazard insurance It is the intent of the General Partner that no single loan purchase will exceed fifteen percent (15%) of the assets of the Partnership and total loan exposure to a single borrower will not exceed twenty percent (20%) once the Partnership has sold Interests resulting in proceeds of over $5,000,000. As the Partnership grows these limits will be revised downward to a targeted range of ten percent (10%) and fifteen percent (15%), respectively once the Partnership reaches Interests of over $25,000,000 sold. The target diversity level is to have the average loan represent under three and one-half percent (3.5%) of the total assets of the Partnership once the Partnership reaches Interests of over $25,000,000 sold. However, the General Partner may deviate from this in its sole discretion. We intend to hold our Mortgage Loans until maturity unless they become in default.

Our policy of making or acquiring Mortgage Loans secured by real estate may be changed by us with the concurrence of the Investment Committee without a vote by the holders of our Interests. The General Partner, in concurrence with the Investment Committee, is not limited on, and may change at any time, the principles and procedures they may employ in connection with making or acquiring Mortgage Loans.

Lending Program – Pricing

Interest rates on the Mortgage Loans which we intend to purchase will range from approximately eight percent (8%) to fourteen percent (14%), with a targeted average of 10% depending upon market conditions. While most of the loans we purchase will generally be at a fixed rate of interest, a loan with a floating interest rate may be purchased in the event we believe it is in the Fund’s best interest. The interest rate will be influenced by many factors, which may include the complexity of the business plan for the property, advance rate against value of the mortgaged property, amount of the Mortgage Loan and the credit and financial capacity of the borrower or principals. Modification fees, origination fees, extension fees, default interest, a prepayment fee, late fees, an exit fee, a loan assumption fee, evaluation, processing, and a re-conveyance fee may also be charged to a borrower and shall be retained by the servicer, the Lender.

Lending Program – Underwriting Policies and Procedures

Our Lender has developed underwriting standards and procedures to control the risks relating to its lending. The procedures apply standards relating to approval limits, loan to cost ratios, loan to value ratios, debt service coverage or debt yield ratios, and the skill, experience, credit and financial capacity of the borrower or sponsor, as well as other matters relevant to the Mortgage Loans and their collateral. Our Lender will determine the skill and experience of borrowers and sponsors by conducting interviews, reviewing references, checking credit reports, doing background checks and reviewing financial information. Our Lender will determine the loan to value ratios based upon on its estimate of the “as completed” value of the property to be mortgaged to us, or the loan to value based on the current value of the property to be mortgaged.

We will acquire Mortgage Loans secured by properties located anywhere in the United States that are secured by a deed of trust or mortgage. We will limit the Mortgage Loans we acquire to a target of 75% and no more than eighty percent (80%) of the after repaired value of the property to be mortgaged.

Among other forms of due diligence, we will determine the creditworthiness of the borrowers by considering credit scores. Credit scores range from the 400’s to the 800’s, with the lower the credit score, the lower the credit score, the lower the creditworthiness of the individual. The credit score is one of several factors which may be used in our evaluation to make a Mortgage Loan. The borrower, or the principal of the borrower if an entity, should have a credit score above 550. We may approve Mortgage Loans to borrowers with credit scores below 550 in the event we have sufficient understanding of the drivers of the low credit score, satisfaction that the principal or borrower acted in a forthright manner in the event(s) that are driving the low score and may require additional collateral or additional equity to mitigate the increased risk associated with the low credit score.

The General Partner is not an appraiser. We will rely on the Lender, which will utilize multiple independent third-party sources for the valuation of the properties that will serve as collateral for our Mortgage Loans, including the possible use of independent appraisals. Our Lender may consult multiple listing services to obtain comparable data and the opinion of local real estate brokers. No source of valuation is definitive.

We will require a title policy with regard to all properties mortgaged to us.

Loan Types and General Guidelines:

The Partnership intends to purchase the following owner occupied and investor loan product types:

●	Bridge loans

●	Rehab loans

●	Perm loans

●	Rehab to Perm loans

●	Construction loans

●	Master commitments, for multiple construction loans with conforming terms and provisions

●	Secured lines of credit

●	Joint Ventures, on a select basis

Loan terms will typically be one (1) year to five (5) years and will be limited to thirty (30) years.

We intend to purchase Mortgage Loans on the following assets:

●	Single-family residential (one to four units)

●	Multi-family residential (five units or more)

●	Retail

●	Light Industrial

●	Self-storage facilities

●	Office

●	Hotel/Motel

Loans will be underwritten according to guidelines specific to their collateral type, as described in more detail below. On an exception basis only, the Partnership may buy bridge loans secured by land, typically in the circumstance that the Partnership is interested in the construction financing to follow.

Borrower Requirements

The Partnership’s policy when considering the acquisition of a Mortgage loan is to underwrite Borrower’s equity first. The Partnership will also consider the Borrower’s qualification. The principals involved in the transactions will be assessed based on their:

●	Credit history and background, including any bankruptcies, foreclosures, chronic delinquencies or criminal records

●	Experience and track records

●	Financial resources, including liquidity, recurring cash flow and convertible assets

●	Vested interest in the transaction

Loan transactions are underwritten by the Lender with a thorough understanding of the loan’s purpose. The Partnership requires the identification of no fewer than two (2) sources of repayment.

Specific Guidelines for Single-family Residential Properties

This collateral may include single family housing tracts; SFR’s acquired and renovated by fix-and-flip operators; and one- or two-unit SFR developments. The Partnership does not favor financing higher-end homes that are valued in excess of $3 million.

The construction of tract housing, including small-lot subdivisions, may be financed by a Mortgage Loan that is purchased by the Partnership. In-fill locations are highly preferred. The Partnership may require that purchased Mortgage Loans are deployed in small phases, and that certain sales thresholds be met before additional phases commence construction.

Housing may be underwritten in a rental scenario, in order to ascertain a source of repayment alternate to that of sale.

The Partnership intends to give consideration of Mortgage Loans that consider the following parameters:

●	Status of entitlements; expected timing to construction start; conditions to tract map approval.

●	Whether the area supports new homes.

●	Competing projects.

●	Whether the location is desirable; proximity to retail uses, entertainment, parks and schools; absence of nuisances.

●	Units’ layout, design, bedroom count, garages.

●	Borrower’s expertise with home sales.

●	Actual or pro forma sales consistent with or reasonably comparable to the market.

Fix-and-flip operations may be financed by the Lender using secured, revolving lines of credit. The Partnership may consider purchasing such loans. Underwriting guidelines for this financing are as follows:

●	Advances are managed by our servicer, the Lender. Typically advances are made upon Borrower’s request and after an inspection is made by an independent third-party building inspector.

●	Monthly interest is paid directly by Borrower from the cash flow of its operations.

●	Typically, the loan advance on any single SFR property will be limited to $750,000. However, the Partnership reserves the right to approve a larger advance on a SFR property if market conditions warrant, the specific property is unique and additional credit risk is minimal.

●	The Partnership will determine the amount of its advance on any particular SFR property based on (1) that property’s total budgeted cost and (2) its prospective market value upon completion of the improvements planned by the Borrower.

Specific Guidelines for Multi-family Residential Properties

The Partnership intends to give consideration to the following parameters:

●	Whether the area supports new or renovated apartments.

●	Whether the location is desirable; proximity to retail uses, entertainment, parks and schools.

●	Property’s design; should be attractive and functional; adequate parking; level of amenities.

●	Units’ layout, design, bedroom count.

●	Borrower’s expertise with property management.

●	Actual or pro forma rents are consistent with or reasonably comparable to the market.

Specific Guidelines for Retail Properties

The Partnership highly favors Mortgage Loans that are mixed use or neighborhood retail with diversified retain and multiple suites. Other transactions involving retail properties may include, but are not limited to, neighborhood centers with strong anchors, such as grocery stores; retail centers shadow-anchored; and big box retailers.

The Partnership intends to give consideration to the following parameters:

●	Whether the area supports new retail space.

●	Whether location of retail property is appropriate; i.e. proximity to residential uses, traffic counts.

●	Site layout, i.e. good access and visibility, adequate parking.

●	Property’s design; should be attractive and functional.

●	Borrower’s expertise with property management and tenant relations.

●	Tenant mix. Owner-user may occupy up to 100% of the NRA.

●	Shop space sizes: As a general rule, narrow and deep shop spaces (say, 30’ x 80’) are viewed negatively and not marketable. Wide and shallow shop spaces (say, 50’ x 40’) may not be economical. 50’ – 60’ depths are considered ideal.

●	Tenants’ credit quality.

●	Actual or pro forma rents are consistent with or reasonably comparable to the market.

Leases must be carefully reviewed. The Partnership intends to pay specific attention to the conditions under which a tenant may terminate its lease, and the mitigants to that risk.

Specific Guidelines for Industrial Properties

These properties include warehouse facilities, distribution facilities and flex space.

The Partnership intends to give consideration to the following parameters:

●	Whether the area supports new or existing industrial space.

●	Proximity of transportation channels: air, rail and highway.

●	Size and divisibility. Warehouse and distribution facilities typically range from 5,000 sf – 300,000 sf and may be occupied by single or multiple tenants.

●	Site ingress and egress; site must allow for efficient truck flow.

●	Loading features: front- or rear-loading; dock-high, truck-well or grade-level loading.

●	Internal circulation: must have adequate area to allow trucks to maneuver (ideal depth is 130’).

●	Borrower’s expertise with industrial property management.

●	Actual or pro forma rents are consistent with or reasonably comparable to the market.

Specific Guidelines for Self-Storage Facilities

The Partnership will consider loans on self-storage facilities on a select basis, and only for borrowers with substantial experience and expertise in this product type.

Additional considerations include:

●	Whether the area supports new or existing self-storage units.

●	Competing properties.

●	Whether the location is desirable; proximity to apartments is most favored. Target market is generally within a 3-mile radius of the site.

●	Accessibility and visibility of site.

●	Unit sizes and mix. Typical units range in size from 25 sf to as large as 400 sf.

●	Breakeven occupancy rate, which should be no more than 40% - 45%.

●	Design: upper level units are less desirable and should have lower pro forma rents than ground level units. Adequate number and size of elevators is critical. Air conditioned spaces preferred by tenants.

Specific Guidelines for Office Properties

The Partnership approaches office buildings with caution, preferring to take little or no leasing risk with this property type.

The Partnership intends to give consideration to the following parameters:

●	Whether the area supports new or existing office space.

●	Competing properties.

●	Whether the location is desirable.

●	Accessibility and visibility of site.

●	Size and layout of individual office spaces.

●	Owner-user limited to less than 50% of NRA.

●	Design: floor plates; load factors no greater than 10%; parking ratios.

●	Borrower’s expertise with property management.

●	Actual or pro forma rents are consistent with or reasonably comparable to the market.

Specific Guidelines for Hotel/Motel Properties

The Partnership approaches motel properties with selectivity, placing emphasis on strong location fundamentals, experienced operators, and consistent cash flow performance.

The Partnership intends to give consideration to the following parameters:

●	Whether the motel is in a location supported by sustained lodging demand (e.g., highway corridors, tourist destinations, airports).

●	Competitive supply and occupancy trends in the immediate market.

●	Whether the property is affiliated with a nationally recognized brand or franchise.

●	Accessibility, visibility, and general condition of the site and improvements.

●	Historical occupancy and average daily rate (ADR) over a 2–3 year period.

●	Stabilized net operating income (NOI) and appropriate expense allocations.

●	Loan-to-value (LTV) not to exceed 80%, depending on flag status and asset quality.

●	Minimum debt service coverage ratio (DSCR) of 1.25x, based on underwritten cash flow with exceptions in a bridge/value-add scenario.

●	Borrower or operator’s prior experience with motel or hospitality management. Confirmation of current business licenses, zoning compliance, and acceptable environmental reports.

Specific Guidelines for Construction Loans

Construction loans will be structured to require Borrower equity, as detailed in the table below. This equity may consist of actual land acquisition costs; project costs incurred directly by the Borrower, as evidenced by paid invoices and as approved by the Partnership; and cash; or any combination thereof. Land appreciation, costs incurred that do not add to the value of the project as planned, and carry costs are not eligible as equity. Furthermore, it is important to the Partnership that the developer(s) personally have invested no less than a 5% share of the equity that the Partnership requires.

Additional risks must be assessed with this particular loan product. Generally, these risks include:

Budget Cost Overruns

1.	Construction contracts must be reviewed and must be either “Guaranteed Maximum” or “Fixed Price.”
2.	Funding of developer overhead must be closely monitored, to ensure that disbursements do not out-pace the project’s construction progress.
3.	The loan must be structured with a proper Contingency Reserve that takes into account the Borrower’s experience with the product type being built, the complexity of the project and the Partnership’s experience with the Borrower.
4.	The loan must be structured with a proper Interest Reserve that takes into account potential construction, marketing and repayment delays.

Completion Risk

1.	Expertise, experience and financial strength of Borrower must be assessed.
2.	Review and approval of the General Contractor. If possible, the Partnership obtains financial reports and resumes on the General Contractor.

Marketing Risk

1.	The Partnership may impose construction start limitations on phased SFR developments, in order to reduce the risk of standing inventory.
2.	The Partnership typically imposes pre-leasing requirements for income property developments.
3.	The Partnership typically imposes pre-sale requirements for for-sale commercial developments.

Repayment Risk

1.	Because the underwriting of a construction loan requires that certain assumptions be made about what market conditions will be once the project is completed, there is a risk of the Borrower’s ability to repay its construction loan in a timely manner. Underwriting should include a “buffer” or margin in the takeout loan’s anticipated borrowing rate, to better ensure the property’s qualification for takeout financing.
2.	Underwriting should also include stress-testing of pro forma rents and pro forma sales prices, to ascertain repayment of the Partnership’s loan even with a “reasonable” downturn in the economics.
3.	Pro formas should never be overly aggressive or incorporate unrealistic expectations; rather, pro formas should be based on reasonable comparisons to the current market.

Underwriting Guidelines by Product Type

	Residential	Commercial	Owner Occupant
Loan to Value	Max 80% of ARV (After Repaired Value)	Target 75% Max 80%	Target 75% Max 80%
Property Type	1-4 Unit Residential, Condo, Townhouse, Multi-unit residential.	Commercial Properties (Retail, Light Industrial, Self-Storage, Office, Hotel/Motel, Mixed-use)	1-4 Unit Res., Condo, Townhouse, Multi-unit
Property Use	Business purpose	Business purpose	Personal
Zoning	Conforming Zoning	Conforming Zoning	Conforming Zoning
Property Units	1-4 or 5+	N/A	1-4
Year Built	Min 1900	Min 1900	Min 1900
Construction Type	Standard Construction, (Mfg. or Mobile with exception)	Standard Construction, Tilt up, Stick, Block, Mfg.	Standard Construction, (Mfg. or Mobile with exception)
Occupancy	Non owner occupied	Non owner occupied & owner occupied	Owner Occupied
Min. Heated Sq. Ft.	900 sq. ft. (under on case by case) SFR, 600 sq. ft. Condo (under on case by case)	N/A	900 sq. ft. (under on case by case) SFR, 600 sq. ft. Condo (under on case by case)
Established Subdivision	Yes (exceptions case by case)	N/A	Yes (exceptions case by case)
Inspections
Appraisal	Desktop from local licensed appraiser or AMC; or a BPO with AMC review (full appraisals for unusual circumstance)	Commercial Inspection with Licensed Commercial Appraiser or BPO case by case	1004 or BPO case by case
Appraiser Qual.	National or Local	Licensed and Local	Licensed and Local
Building Inspection	Required with interior photos	Required with interior photos	Required with interior photos
Survey	N/A for post 1978 subdivisions with municipal water and sewage (case by case for other)	N/A for post 1978 subdivisions with municipal water and sewage (case by case for other)	N/A for post 1978 subdivisions with municipal water and sewage (case by case for other)
Environmental Site Assessment (ESA)	N/A	Phase 1 Recommended for most product types	N/A

All loan documents and insurance policies regarding Mortgage Loans acquired by the Partnership will name the Partnership or servicer, on behalf of the Partnership, as payee and beneficiary.

Partnership funds will not be disbursed for the acquisition of Mortgage Loans until:

1.	Satisfactory title insurance coverage has been obtained for all loans, with the title insurance policy naming the Partnership or the servicer for the benefit of the Partnership as the insured and providing title insurance in an amount equal to the principal amount of the Mortgage Loan. Note that title insurance insures only the validity and priority of the Partnership’s deed of trust or mortgage, and does not insure the Partnership against loss because of other causes, such as reduction in the value of the security property, over-appraisals, borrower’s defaults, etc.; and

2.	Satisfactory fire and casualty insurance has been obtained for all loans, naming the Partnership or the servicer for the benefit of the Partnership as loss payee in an amount at least equal to the value of the improvements on the security property or the principal amount outstanding of the Mortgage Loan. The Partnership does not intend to arrange for mortgage insurance, nor require the borrower to maintain liability insurance. Additionally, the Partnership may not require the borrower to carry fire and casualty insurance if the security property consists of unimproved land.

Advances may be made by the General Partner and affiliates to finance a Mortgage Loan. We may enter into joint ventures with the General Partner or its affiliates.

Borrowers generally will make interest payments in arrears and Will be collected each month via electronic funds transfer or ACH.

The servicer, on behalf of the Partnership, will negotiate with borrowers in default and may change the terms of the Mortgage Loan in default or enter into a forbearance agreement with the borrower to allow for continued payments. The Partnership may also accept a deed in lieu of foreclosure or begin foreclosure to achieve recovery of principal and interest due the Partnership.

The Partnership intends to acquire Mortgage Loans primarily for the purpose of receiving monthly interest income. However it will also commonly resell such Mortgage Loans in the ordinary course of business. The Partnership may sell Mortgage Loans (or fractional interests therein) when the Partnership determines that it appears to be advantageous to the Partnership to do so, based upon current economic conditions, current interest rates, the length of time that the Mortgage Loan has been held by the Partnership, and the investment objectives of the Partnership. The Partnership may also sell a Mortgage Loan in order to manage the maximum loan outstanding to a single borrower or to manage the maximum exposure to a single property.

Lending Program - Fund Control

The Partnership will use a form of fund control, either internally or externally, where the Partnership will evaluate the progress of construction and rehab projects prior to releasing certain funds to the borrower to help insure that funds are properly used and projects are on time.

In the event of Non-Performing Notes

In the event the Partnership acquires non-performing notes, it is the Partnership’s objective to work with the borrowers and renegotiate the terms of their mortgage to help return the loan to performing status. If they are unable or unwilling to renegotiate a fair payment schedule, the Partnership intends to offer the borrower an opportunity to sign over the deed without penalty, aka “deed in lieu” program. In some cases, foreclosure may be determined to be the correct step to take. The decision to foreclose will depend on many factors including the law in the state in which the Partnership may need to take a foreclosure action.

Some steps the Partnership may take in order to bring the mortgage note back to performing status could include:

●	Providing a lower interest rate;

●	Re-amortizing the loan over a greater period of time than originally available to the borrower;

●	Lowering the payments for some stated period of time; and/or

●	Reducing the principal balance.

Since the Partnership is not a licensed lender, and does not plan to act as a lender, it is the Partnership’s intention to use the services of a 3rd party servicer, the Lender, that is duly licensed and legally able to conduct business in the states in which a performing or non-performing note is in need of servicing. The servicer may collect a three percent (3%) “REO management fee” in connection with the administration of non-performing loan tasks and REO management.

Mortgages that are acquired by the Partnership will typically be held for one to three years, with the possibility of up to five years for income. The Partnership may decide to hold loans longer than five years if it appears to be in the best interest of the Partnership. This “seasoning” will increase the re-sale value.

Geographic Scope

The Partnership will not limit itself geographically. The Partnership may search for non-performing 1st liens that it may purchase at a discount. The Partnership believes it can successfully identify such a potential target acquisition based upon the depth and the breadth of the industry experience, contacts and industry knowledge of the Partnership’s General Partner.

The Partnership believes that in certain market conditions it will be able to consider numerous non-performing notes. The Partnership anticipates that target acquisitions will be brought to its attention from a number of banks and other sources with whom the Partnership’s current management has business relationships. Moreover, potential acquisitions may be brought to the Partnership’s attention by sources as a result of being solicited by the Partnership through calls or mailings.

The Partnership does not have any specific non-performing note or pool of such liens under consideration and the Partnership has not (nor has anyone on its behalf) contacted any prospective target sources or had any discussions, formal or otherwise, with respect to such a transaction. In the future, the Partnership expects to be performing business due diligence on prospective note acquisitions; traveling to and from the underlying asset locations that represent prospective acquisitions; reviewing corporate, title, environmental, financial documents and material agreements regarding prospective 1st lien acquisitions; selecting 1st liens to acquire; and striving to structure, negotiate and consummate acquisitions. The Partnership will have certain burdens and costs with respect to these activities and certain additional risks associated with the subsequent integration of additional assets or properties into the Partnership’s operations.

Acquisition Selection

The Partnership’s management will have broad discretion in identifying and selecting prospective target acquisitions. In evaluating a prospective target acquisition, the Partnership’s management will consider, among other factors, the following:

●	Management’s understanding of conditions of the particular market;

●	Management’s assessment of the attractiveness of the timing of the acquisition;

●	Management’s assessment of the financial attractiveness of a particular acquisition target relative to other available targets, and its potential for upside appreciation and return on investment; and/or

●	Macro-economic trends.

●	The Partnership’s policy will be to acquire assets primarily for cash flow.

These criteria are not intended to be exhaustive, and the General Partner may change this without any vote of the Limited Partners. Any evaluation relating to the merits of a particular acquisition will be based, to the extent relevant, on the above factors as well as other considerations believed relevant by the Partnership’s management in effecting an acquisition consistent with the Partnership’s business objectives.

To the extent the Partnership acquires financially poor assets, the Partnership may be affected by numerous risks inherent in the business and operations of such properties or assets. Although the Partnership’s management will endeavor to evaluate the risks inherent in a particular Note acquisition, the Partnership cannot assure anyone that the Partnership will properly ascertain or assess all significant risk factors.

The time and costs required to select and evaluate a target acquisition and to structure and complete the acquisition cannot presently be ascertained with any degree of certainty. Any costs incurred with respect to the identification and evaluation of a prospective target acquisition that is not ultimately completed will result in a loss to the Partnership and reduce the amount of capital available to otherwise complete other acquisitions.

The Partnership has not yet hired any 3rd party property management firms, but it may do so in the future. Any such arrangement would be made upon commercially reasonable terms. Nevertheless, the Partnership itself may manage all or some of its future properties.

Borrowing Policy

We may borrow funds to supplement funds invested by Limited Partners. We will seek financing from a number of sources including the following:

●	Commercial banks;

●	Credit unions;

●	Insurance companies;

●	Labor unions; and

●	Private lenders

Asset Management and Servicing

It is anticipated that all Partnership Mortgage loan assets will be managed and serviced by the servicer.

Reserve Fund

A contingency reserve fund may be established and maintained for the purpose of covering cash needs of the Partnership. Reserve funds are not invested in Mortgage Loans but are invested in short-term investments which provide lower yields than Mortgage Loans.

Special Purpose Entities

When appropriate to insulate our general assets against liabilities arising from particular investments, to minimize the tax liability of the Partnership, or for other reasons, we may use special purpose entities to hold certain investments.

Identification of Mortgage Loans

Limited Partners will not have any right to vote or otherwise approve or disapprove any particular investment to be made by the Partnership nor will they be entitled to a return of funds even if they do not approve of the Mortgage Loans entered into by the Partnership.

Investment Process

Our investment process benefits from the experiences, resources and professionalism of our General Partner and its affiliates. This process initially involves:

●	Identifying appropriate investment opportunities.

●	Assessing the potential investment opportunities to ensure that they meet preliminary investment and underwriting guidelines.

●	Preliminary review of the potential investment opportunities to determine whether to incur costs.

Operations

We currently utilize the offices of the Lender. We incur no costs for internet, electricity, and phone service. We have no plans at this time to find any other property for our operations.

Technology

Our General Partner may engage a third party servicing company to provide its loan servicing requirements including payment collection. Our accounting of operations, our Mortgage Loans and the Interests we have issued will be backed up and stored on-site.

Servicing Agreement

We intend on entering into a Note Servicing Agreement with a related entity, BW Capital for the purposes of servicing the notes we own. BW Capital is a licensed mortgage lender and therefore is better able to service our loans and notes on our behalf.

In exchange for compensation of an annual fee of three percent (3%) of the loan amounts of the performing loans being service, the Servicer shall provide the following services:

1.	Verify that proper insurance remains on the underlying property of the note which is being serviced so long as the Partnership is a holder of the note. If no insurance exists, Servicer will find and procure and appropriate policy.
2.	Servicer will monitor and inform the Partnership of the condition of the underlying property as well as adverse circumstances (such as death, bankruptcy, transfer, or failure to perform by the borrower)
3.	Servicer will not accept any prepayment of mortgage principal except as required by law, or as authorized by law and permitted by the terms of the mortgage note(s) agreement
4.	The Partnership may sell a part of a note and the terms of the servicing agreement will remain in full force and effect.
5.	Servicer shall keep a complete, accurate, and separate account of and properly apply all sums collected by it from the Mortgagor on account of each such mortgage.
6.	Servicer will make deposit all monies collected on the behalf of the Partnership and due to them into a segregated bank account at a nationally recognized bank by the 8th of the month.
7.	In the event any borrower fails to make a payment as required by the term of his/her mortgage note(s), Servicer will notify the Partnership of such fact within thirty (30) days after the same shall have become due and payable.
8.	In the event a mortgage goes into default, the Servicer will make diligent efforts to collect payment. The Servicer is authorized to and shall communicate with the borrower, find resolution, and repossess collateral.

The Note Servicing Agreement shall remain in effect until all mortgages under the agreement are liquidated. The Servicer may terminate the agreement with ninety (90) days’ written notice. The Note Servicing Agreement may be terminated by the Partnership with sixty (60) days’ notice so long as the Servicer receives a sum equal to five percent (5%) of the aggregate principal unpaid balance of all mortgages.

Market Area

Our lending and real estate ownership activities will be conducted in the United States.

Competition

We face significant competition in all areas of its business. These areas include attracting and/or retaining investor funds, loans, real estate and the services of the real estate, financial and securities professionals to represent us. We will also face competition should we act to acquire other real estate entities.

Our competition for investor funds comes from other uninsured products, such as mutual funds provided by insurance companies and brokerage firms, in addition to, insured money market accounts and certificates of deposit provided by commercial banks.

Our competition for Mortgage Loans comes from commercial banks and other private lenders. Commercial banks have been reluctant to make commercial real estate loans in many markets, however, if their credit standards are eased or if they lower their interest rates to borrowers, it is possible that we may have difficulty originating loans that meet their standards.

Our competition for attracting and retaining real estate, financial and securities professionals to represent the Partnership comes from the entire business community. Our competition for the services of these professionals could increase should the economy begin expanding increasing the demand for the services provided by these types of professionals.

Employees

The members, employees and contractors of our General Partner will provide us services through our General Partner. Our General Partner may also engage employees and contractors on our behalf as necessary but has not done so at this point.

Intellectual Property

The Partnership does not currently hold any intellectual property.

Governmental Regulation

Certain Legal Aspects of Partnership Mortgage Loans

The Partnership’s Mortgage Loans will be secured by either a mortgage or a deed of trust or by hypothecated notes that are themselves secured by a mortgage or deed of trust. In some states, a mortgage is the form of security instrument used to secure a real property loan, while in other states a deed of trust is the form of security instrument used to secure a real property loan. A mortgage has two parties: a borrower called the “mortgagor” and the lender called the “mortgagee.” The mortgagor gives the mortgagee a lien on the property as security for the loan or, in some states, the mortgagor conveys legal title of the property to the mortgagee until the loan is repaid but retains equitable title and the right of possession to the property so long as the loan is not in default. A deed of trust has three parties: a borrower-grantor called the “trustor,” a third-party grantee called the “trustee,” and a lender-creditor called the “beneficiary.” The trustor grants the property, irrevocably until the debt is paid, “in trust, with power of sale” to the trustee to secure payment of the obligation. The trustee’s authority is governed by law, the express provisions of the deed of trust and the directions of the beneficiary.

Foreclosure

The laws of the state in which the property is situated will determine the method in which the Partnership will enforce its rights under a mortgage or deed of trust or with respect to hypothecated notes. Depending on local laws, a lender may be able to enforce its mortgage or deed of trust by judicial foreclosure or by non-judicial foreclosure through the exercise of a power of sale. Local laws will also dictate, among other things, the amount of time and costs associated with a judicial or non-judicial foreclosure sale, whether or not a lender would be entitled to recover a deficiency judgment from the borrower, either concurrently with or following a judicial or non-judicial sale, whether there are limits as to the amount of this deficiency judgment, and whether the borrower would have the right to redeem the property following a judicial or non-judicial sale.

A judicial foreclosure is a public sale of the property conducted under an order of the court of the state in which the property is located, with the sale proceeds being applied to satisfy the underlying debt. A judicial foreclosure is subject to most of the delays and expenses of other lawsuits and can take up to several years to complete, depending on how busy the local courts are.

In contrast, a non-judicial foreclosure is a private sale of the property conducted directly by the mortgagee, in the case of a mortgage, or the trustee, in the case of a deed of trust, following the giving of appropriate notice and the expiration of appropriate cure periods. It is generally cheaper and quicker to conduct a non-judicial foreclosure than to conduct a judicial foreclosure.

A lender would typically undertake a judicial foreclosure when the lender seeks to obtain a deficiency judgment. In some states, a lender is not entitled to recover a deficiency judgment if the lender forecloses non-judicially. Some states also limit the amount of deficiency that can be recovered from a borrower following a judicial foreclosure sale to the difference between the amount of the debt owing to the lender and the higher of (i) the successful sales price bid at the foreclosure sale, or (ii) the fair market value of the property at the time of foreclosure. Moreover, some states provide that a borrower and/or junior lienholder has a right to redeem the property for a period of time following a judicial foreclosure sale by paying to the successful bidder an amount equal to the successful sales price bid at the foreclosure sale and the costs of the foreclosure sale. This right of redemption can depress the amount bid at a judicial foreclosure sale because the successful bidder would have to take the property subject to the borrower’s and/or the junior lienholder’s right of redemption.

If a lender elects to undertake a non-judicial foreclosure sale it would, in many states, forego the right to obtain a deficiency judgment. However, real property that is sold through a non-judicial foreclosure sale is, in many states, not subject to a right of redemption.

In summary, whether or not a lender would pursue a judicial or a non-judicial foreclosure, and the extent and nature of other remedies available to a lender against a borrower in connection with a real property secured loan, will depend on the laws of the state in which the real property is located. If a borrower were to default under a Mortgage Loan, the Lender, as the loan servicer, would evaluate the applicable laws and consider the enforcement practices typically undertaken by commercial lenders in the state in which the property is located before commencing enforcement actions.

Other Mortgage Loan Enforcement Issues

Other matters, such as litigation instituted by a defaulting borrower or the operation of the federal bankruptcy laws, may have the effect of delaying enforcement of the lien of a defaulted Mortgage Loan and may in certain circumstances reduce the amount realizable from sale of a foreclosed property. Where a Mortgage Loan is secured by hypothecated notes, the bankruptcy of a borrower under a hypothecated note can impair the value of the hypothecated note as security.

In some instances, a Mortgage Loan may not only be secured by real property security but also guaranteed by a third-party guarantor. Limited Partners should be aware that, depending on local laws, a guarantor may have defenses that would impair the ability of the lender to enforce its guaranty. For example, in some states if a loan obligation is modified without the guarantor’s consent, the guarantor may be exonerated from part or all of its obligations under the guaranty. Other states may require that a lender first exhaust all of its remedies against the borrower and real property security and only then can they seek any resulting deficiency from the guarantor. A guarantor may, under some local laws, be able to waive some of these defenses in advance provided that the waivers are sufficiently explicit.

Special Considerations for Junior Encumbrances

In addition to the general considerations concerning trust deeds and mortgages discussed above, there are certain additional considerations applicable to second and third deeds of trust or mortgages (“junior encumbrance”). By its very nature, a junior encumbrance is less secure than more senior ones. Only the holder of a first trust deed or mortgage is permitted to bid in the amount of his credit at his foreclosure sale; junior lien-holders must bid cash at a first trust deed or mortgage foreclosure sale. Accordingly, a junior lien-holder would need to protect its security interest in the secured property by taking over all obligations of the trustor or mortgagor with respect to senior encumbrances and then keep such obligations current. As a long-term solution, a junior lien-holder would need to commence a foreclosure action and arrange either (a) to find a purchaser for the property at a purchase price which will recoup the junior lien-holder’s interest, or (b) to pay off the senior encumbrances and therefore assure that his/its encumbrance achieves first priority. Either of the alternatives described above will require the Partnership to make substantial cash expenditures to protect its interest.

The standard form of deed of trust or mortgage used by most institutional lenders, like the one that will be used by the Lender, confers on the beneficiary the right both to receive all proceeds collected under any hazard insurance policy and all awards made in connection with any condemnation proceedings, and to apply such proceeds and awards to any indebtedness secured by the deed of trust, in such order as the beneficiary may determine. Thus, in the event improvements on the property are damaged or destroyed by fire or other casualty, or in the event the property is taken by condemnation, the beneficiary under the underlying first deed of trust or mortgage will have the prior right to collect any insurance proceeds payable under a hazard insurance policy and any award of damages in connection with the condemnation, and to apply the same to the indebtedness secured by the first deed of trust or mortgage before any such proceeds are applied to repay the junior lien-holder’s loan.

Laws Applicable to Note Servicers

We intend to employ the services of a third-party servicer, and this servicer will be subject to many laws. Their business is highly regulated. New regulations are constantly being discussed and enacted at both a federal and state level.

Some of the key federal and state laws affecting our business include:

Graham-Leach-Bliley Act. This act requires all businesses that have access to consumers’ personal identification information to implement a plan providing security measure to protect that information. As part of this program, we provide applicants and borrowers with a copy of our privacy policy.

Recent or Pending Legislation and Regulatory Proposals. The recent credit crisis has led to an increased focus by federal, state and local legislators and regulatory authorities on entities engaged in the financial-services industry generally, principally banks, and on the mortgage industry specifically, principally with respect to residential lending to borrowers who intend to occupy the residence. A broad variety of legislative and regulatory proposals are continually being considered, and such proposals cover Mortgage loan products, loan terms and underwriting standards, risk management practices, foreclosure procedures and consumer protection, which could have a broader impact across the mortgage industry. These actions are intended to make it possible for qualified borrowers to obtain mortgage financing to purchase homes, refinance existing loans, avoid foreclosure on their homes, and to curb perceived lending abuses. It is too early to tell whether these legislative and regulatory initiatives, actions and proposals will achieve their intended effect or what impact they will have on our business and the mortgage industry generally.

Proposed Amendments to the U.S. Bankruptcy Code. Since 2008, proposed legislation has been introduced before the U.S. Congress for the purpose of amending Chapter 13 in order to permit bankruptcy judges to modify certain terms in certain mortgages in bankruptcy proceedings, a practice commonly known as cramdown. Presently, Chapter 13 does not permit bankruptcy judges to modify mortgages of bankrupt borrowers. While the breadth and scope of the terms of the proposed amendments to Chapter 13 differ greatly, some commentators have suggested that such legislation could have the effect of increasing mortgage borrowing costs and thereby reducing the demand for mortgages throughout the industry. It is too early to tell when or if any of the proposed amendments to Chapter 13 may be enacted as proposed and what impact any such enacted amendments to Chapter 13 could have on the mortgage industry. Some local and state governmental authorities have taken, and others are contemplating taking, regulatory action to require increased loss mitigation outreach for borrowers, including the imposition of waiting periods prior to the filing of notices of default and the completion of foreclosure sales and, in some cases, moratoriums on foreclosures altogether.

Investment Company Act Considerations

We do not intend to register as an investment company under the Investment Company Act. We expect that our investments in real estate mortgage secured loans will qualify the Partnership for an exclusion from registration and regulation under the Investment Company Act. In order to qualify for an exclusion from regulation under the Investment Company Act, we intend to engage primarily in the business of investing in “mortgage and other liens on and interests in real estate,” which we refer to as “qualifying real estate assets.”

Section 3(a)(1)(A) of the Investment Company Act defines an investment company as any issuer that is or holds itself out as being engaged primarily in the business of investing, reinvesting or trading in securities. Section 3(a)(1)(C) of the Investment Company Act defines an investment company as any issuer that is engaged or proposes to engage in the business of investing, reinvesting, owning, holding or trading in securities and owns or proposes to acquire investment securities having a value exceeding forty percent (40%) of the value of the issuer’s total assets (exclusive of U.S. government securities and cash items) on an unconsolidated basis, which we refer to as the 40% test. Excluded from the term “investment securities,” among other things, are U.S. government securities and securities issued by majority owned subsidiaries that are not themselves investment companies and are not relying on the exception from the definition of investment company set forth in Section 3(c)(1) or Section 3(c)(7) of the Investment Company Act.

The Partnership intends to be primarily engaged in the business of purchasing whole Mortgage loans. We intend to conduct our operations so that they will comply with the definition available under Section 3(c)(5)(C) and will rely on and comply with staff no-action letters. We expect that we will be outside the definition of investment company under Section 3(a)(1) of the Investment Company Act under an exclusion set forth in Section 3(c)(5)(C) because at least fifty-five percent (55%) of the portfolio will be in qualifying real estate assets. Under Section 3(c)(5)(C), fifty-five percent (55%) of our assets must consist of qualifying mortgages and other liens on and interests in real estate and the remaining 45% must consist of other qualifying real estate-type interests. In that the Partnership’s investment model will be to invest in real estate mortgage secured loans which are qualifying real estate assets, we believe that the investments will qualify us for the exclusion under Section 3(c)(5)(C). How we classify our assets for purposes of the Investment Company Act will be based in large measure upon no-action letters issued by the SEC staff in the past and other SEC interpretive guidance. These no-action positions were issued in accordance with factual situations that may be substantially different from the factual situations we may face, and a number of these no-action positions were issued more than ten years ago. No assurance can be given that the SEC will concur with our classification of our assets. Future revisions to the Investment Company Act or further guidance from the SEC may cause us to lose our exclusion from registration or force us to re-evaluate our portfolio and our investment strategy. Such changes may prevent us from operating our business successfully.

Legal Proceedings

We may from time to time be involved in routine legal matters incidental to our business; however, at this point in time neither the Partnership nor the General Partner are currently involved in any litigation, nor are we aware of any threatened or impending litigation.

Reports to Security Holders

We are required to keep appropriate books of the business at our principal offices. The books will be maintained for both tax and financial reporting purposes on a basis that permits the preparation of financial statements in accordance with GAAP. For financial reporting purposes and tax purposes, the fiscal year will end on December 31 for financial reporting purposes and will be on the same day each year, unless otherwise determined by our General Partner.

Under the Securities Act, we must update this offering circular upon the occurrence of certain material events. We will file offering circular amendments and supplements as appropriate. We are also subject to the informational reporting requirements under the Exchange Act that are applicable to Tier 2 partnerships whose securities are offered pursuant to Regulation A, and accordingly, we will file annual reports, semi-annual reports and other information with SEC. We will provide such documents and periodic reports through the SEC’s EDGAR system at www.sec.gov. We will provide holders with copies via email or paper upon request.

We will also provide each investor a form K-1 each year so that investors can file their state and federal tax returns.

Description of Property

The Partnership uses physical offices at 2400 E. Colonial Dr., Ste 200, Orlando, FL 32803, which we share with our General Partner and its affiliates. We do not have a written lease for such property and do not currently contribute to rent or utilities, which we may do so on a pro rata basis in the future. We do not otherwise own or lease properties at this point. We believe that this space is suitable and adequate for our current operations.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

You should read the following discussion and analysis of our financial condition and results of our operations, together with our financial statements and the notes thereto appearing elsewhere in this offering circular. This discussion contains forward-looking statements reflecting our current expectations, whose actual outcomes involve risks and uncertainties. Actual results and the timing of events may differ materially from those stated in or implied by these forward-looking statements due to a number of factors, including those discussed in the sections entitled “Risk Factors,” “Cautionary Statement Regarding Forward-Looking Statements” and elsewhere in this offering circular. Please see the notes to our Financial Statements for information about our Significant Accounting Policies.

Overview

BridgeWell Secured Income, LP is an emerging growth partnership which was formed on June 23, 2025. We have commenced operations. The Partnership has been organized primarily to acquire performing 1st lien mortgage notes or trust deeds secured by real property from the Lender. The Lender will then service the acquired mortgage notes and the Partnership will receive monthly interest payments. The Partnership reserves the right to acquire 2nd, 3rd or 4th lien mortgage notes as long as the sum total of all of the liens encumbering the property is less than eighty percent (80%) of the value. We intend on generating revenues primarily from interest received on mortgage notes acquired. However, under certain favorable market conditions, we may generate revenues from direct ownership of real estate which could generate revenues in two ways: cash flow from lease of the properties, or resale profits. We may also purchase non-performing notes in certain favorable market environments which could generate revenues by facilitating performance on the notes or by foreclosing and then profiting from real estate owned as described above. We have no plans to change our business activities or to combine with another business, and we are not aware of any events or circumstances that might cause our plans to change.

The Partnership plans to purchase notes from the Lender. However, the Partnership may also acquire notes from various sources including from banks, auctions, brokers, and in marketplaces across the United States. We expect to purchase notes at a price of approximately eighty percent (80%) or more below the ARV of the underlying property. After acquisition, in the cases where we acquire non-performing notes, we will work with the borrowers to get the lien re-performing. If successful, we may choose to hold the 1st lien for its cash flow or re-sell it at a profit. In the event re-performance is not possible, we will foreclose and take possession of the underlying property.

As of the date of December 31, 2025

Assets

As of December 31, 2025, the Partnership had total assets of $4,592,575, consisting primarily of $4,528,766 in mortgage loans receivable, $33,716 in accrued interest, $29,093 in cash, and $1,000 due from a related party.

Liabilities

As of December 31, 2025, the Partnership had total liabilities of $51,421, consisting of $25,015 in accrued payables, $16,923 due to a related party, and $9,483 in deferred payments. The Partnership had partners’ capital of $4,541,154.

Operating Results

Net Income: For the year ended December 31, 2025, the Partnership generated $48,285 of interest income and net income of $48,285. The Partnership had no operating expenses reported for the period. The Partnership expects income to increase as additional investor capital is raised and deployed into mortgage loans; however, the timing and amount of future income will depend on capital raising, loan deployment, borrower performance, interest rates, and general market conditions.

Operating Expenses: For the year ended December 31, 2025, the Partnership reported $0 in operating expenses. The Partnership expects certain expenses, including management, servicing, legal, audit, compliance, and administrative costs, to increase as the Partnership scales.

Liquidity and Capital Resources

As of December 31, 2025, the Partnership had $29,093 in cash and $4,528,766 in mortgage loans receivable, which represent the primary sources of ongoing liquidity..

The Partnership’s internal liquidity is derived primarily from cash flows generated by its mortgage loan portfolio. In the short term, this includes contractual interest payments, principal repayments, and loan payoffs, which are expected to provide recurring cash flow to fund operating expenses, distributions (if any), and reinvestment. In the long term, internal liquidity is expected to be generated through the repayment, refinancing, or disposition of mortgage loans, including the potential sale of loans or participation interests in the secondary market, as well as foreclosure and disposition of underlying collateral where applicable. Because a substantial portion of the Partnership’s assets are invested in relatively illiquid mortgage loans, the timing and availability of internal liquidity may vary based on borrower performance, prepayment activity, and broader market conditions.

The Partnership’s external liquidity is primarily derived from capital contributions from investors. For the year ended December 31, 2025, the Partnership raised approximately $4.6 million in partner contributions, which has been the primary source of funding for loan acquisitions and operations. In the short term, the Partnership may also rely on ongoing investor subscriptions and, to a limited extent, related party arrangements for operational flexibility. Over the longer term, while the Partnership does not currently maintain any warehouse lines of credit or third-party financing arrangements, management believes such financing sources may become available as the Partnership scales. Access to such facilities, if obtained, could enhance liquidity by allowing the Partnership to leverage its loan portfolio and better manage cash flow timing.

For the year ended December 31, 2025, net cash used in operating activities was $3,605,876, primarily reflecting the acquisition of mortgage loans, while net cash provided by financing activities was $3,634,969, primarily from investor capital contributions. Management actively monitors cash flows to align liquidity with operational needs, anticipated loan funding commitments, and potential investor withdrawal requests. While the Partnership believes its current and anticipated sources of liquidity are sufficient to meet its obligations for at least the next twelve months, there can be no assurance that additional liquidity will be available on favorable terms, or at all, if required.

Plan of Operations

During the next 12 months, the Partnership intends to continue raising capital and deploying proceeds into a portfolio of real estate-backed mortgage loans. As of December 31, 2025, the Partnership held 19 secured loans with an aggregate outstanding balance of $4,528,766. The loans generally bear interest at rates ranging from 8.00% to 12.99% per annum and have maturities extending through April 2033.

The Partnership intends to continue underwriting loans based on collateral value, borrower performance, loan-to-value ratios, and other risk factors. As of December 31, 2025, the loan-to-value ratios for outstanding loans measured at origination ranged from 11% to 80%, with a weighted average LTV of 64%. The Partnership believes that proceeds from this Offering and its concurrent Regulation D offering, together with expected loan income and repayment activity, will satisfy its cash requirements for at least the next 12 months.

Trend Information

The Partnership has a limited operating history and no historical operating data for trend analysis. Nonetheless, the Partnership’s business is subject to general business and economic conditions in the U.S. and worldwide along with local, state, and federal governmental policy decisions and general trends in the real estate industry. Events including, but not limited to, recession; inflation; downturn or otherwise; government regulations and political policies; travel restrictions; changes in the real estate market; and interest-rate fluctuations could have a material adverse effect on the Partnership’s financial condition and the results of its operations.

Residential:

Housing affordability continues to improve, drawing more buyers back into the market as conventional mortgage rates hold in the low 6% range and are expected to edge slightly lower in 2026. At the same time, the market is showing the first real signs of price weakness, with list prices at their lowest levels in the past three years, a high number of price reductions, and longer days on market. Nationally, conditions have shifted into neutral territory. While inventory growth is slowing, supply continues to build across much of the country. Existing home sales are on pace to finish 2025 between 4.1 and 4.2 million and could rise to 4.3–4.4 million in 2026.[1]

We expect these conditions to be neutral or positive for the LP. We would anticipate that an increase in housing affordability would translate to an increase in residential transition loan (RTL) demand.

Commercial:

Office: Office market fundamentals began improving in early 2024 as vacancy and sublease inventory peaked, with those gains solidifying into a clear recovery by the second half of 2025. Net absorption turned positive in the final six months of 2025 (+2.5 msf), marking the strongest consecutive quarterly performance since COVID, driven largely by strong demand for Class A space. While full-year 2025 absorption remained slightly negative, it showed a major improvement and was highly concentrated in a small number of weak markets, with most others posting gains. Demand is also spreading geographically, with 50 U.S. office markets recording positive absorption in 2025—the highest number since 2019—and several additional markets turning positive by Q4.[2]

Industrial: Despite ongoing trade uncertainty, industrial tenant demand strengthened in the second half of the year, with net absorption exceeding 50 msf for two consecutive quarters—a level not reached since 2023. Fourth-quarter absorption totaled 54.5 msf, up 29% year over year, and 53% of U.S. industrial markets recorded annual absorption gains in 2025. Demand was driven largely by larger users seeking modern, high-power logistics facilities, with space requirements over 500,000 sf accounting for 43% of net demand in properties built since 2020. Unlike historical trends favoring port-adjacent markets, inland markets led absorption in 2025, including Dallas/Fort Worth, Indianapolis, Phoenix, Kansas City, and Columbus.[3]

Retail: Retail market fundamentals improved throughout 2025, supported by limited new supply, strong backfilling activity, and easing uncertainty around tariffs and consumer spending. Demand strengthened in Q4, with 3.4 msf of absorption—the strongest quarterly performance since Q4 2023—and all regions posting positive absorption, though each remained negative for the year overall. National vacancy ended 2025 at 5.7%, slightly above forecasts and up from 2024, reflecting early-year policy uncertainty and concentrated store closures before stabilizing in the second half. Even so, shopping center vacancies remain near historic lows, well below pre-pandemic norms, and high-quality retail space continues to be scarce in most markets.[4]

Multifamily: Apartment demand eased in the fourth quarter, reflecting typical year-end seasonality rather than weakening renter fundamentals, as net absorption remained solid amid resilient household formation. A surge in new deliveries expanded choice and improved affordability, while continued challenges in the for-sale market kept renters in place, helping total 2025 demand reach roughly 355,000 units—the third-highest annual absorption in the past 25 years. The late-year slowdown also mirrored a sharp deceleration in new construction, with demand closely tracking deliveries, particularly in high-growth markets that still posted elevated vacancy rates. While New York led total absorption, strong percentage gains were concentrated in markets such as Huntsville, Sarasota, Charleston, Austin, and Charlotte.[5]

[1]https://mediaroom.realtor.com/2025-12-03-Realtor-com-R-2026-Housing-Forecast-Housing-Market-Remains-Balanced-as-Supply-and-Demand-Find-Firmer-Footing

[2] https://www.cushmanwakefield.com/en/united-states/insights/us-marketbeats/us-office-marketbeat-reports

[3] https://www.cushmanwakefield.com/en/united-states/insights/us-marketbeats/us-industrial-marketbeat

[4] https://www.cushmanwakefield.com/en/united-states/insights/us-marketbeats/us-shopping-center-marketbeat-report

[5] https://www.cushmanwakefield.com/en/united-states/insights/us-marketbeats/us-multifamily-marketbeat

Directors, Executive Officers, and Significant Employees

Secured Income General Partner LLC

Secured Income Manager LLC, a Flordia limited liability company, is the General Partner of the Partnership. Jennifer L. Jones is the manager of the General Partner. The General Partner shall manage all business and affairs of the Partnership. The General Partner shall direct, manage, and control the Partnership to the best of its ability and shall have full and complete authority, power, and discretion to make any and all decisions and do any and all things the General Partner deems to be reasonably required to accomplish the investment objectives of the Partnership. The Limited Partners will have little or no control over the Partnership’s day-to-day operations and will be able to vote only on limited matters. The General Partner will make all other decisions.

The principal of the General Partner is as follows:

Name	Age	Title	Hours
Jennifer Leigh Jones (formerly Parrett)	33	Manager of Secured Income Manager LLC	Full time

The following are some of Ms. Jones accomplishments:

Experience

●	President of BW Capital since 2020 and Director of Investor Services since 2018

●	Acquisition Association for a Class-A Office REIT 2014-2018

Education

●	Graduated University of Florida Warrington College of Business Administration, Gainesville, Florida - May 2014

●	Bachelor of Science in Business Administration, Finance Minors: Real Estate, Entrepreneurship

Licenses

●	Licensed Mortgage Loan Originator in FL since 2021

o	License/Registration #: LO91486

●	Licensed Real Estate Broker in FL since 2018

o	BK3416902

Management Compensation, Fees, and Expenses

Management Fees

Asset Management Fee: The General Partner will earn an asset management fee of one percent (1%) per annum of the total amount of capital invested by the Partnership for the management of the Partnership’s investments. The fee shall be calculated and paid in arrears monthly.

Partnership Management Fee: The General Partner will receive one hundred percent (100%) of the Operating Cash Flow that is available after the Limited Partners have received their preferred return. See “Securities Being Offered” on page 74 for further details.

Loan Servicing Fees: Compensation to the Partnerships servicer (“Servicer”) (which may be a related party to the General Partner) shall be up to three percent (3%) annually of the loan amount of performing loans being serviced. Servicer’s compensation shall be paid monthly. Servicer shall only be compensated from payments received from borrowers.

Expenses

Organizational Expenses: All organizational expenses of the Partnership will be paid by the Partnership, including, without limitation, reimbursement to the General Partner for out-of-pocket expenses of organizing the Partnership and marketing Interests to prospective Limited Partners. Collectively called “Organizational Expenses,” these General Partner reimbursables include but are not limited to the following: legal, accounting, and travel and entertainment expenses, administration, filing, and printing, and production of marketing materials.

Generally: The Partnership will pay, or reimburse the General Partner for, all costs and expenses arising from the Partnership’s operations, including, without limitation, legal, tax, accounting, auditing, administration and other professional advice and the advice of other consultants and experts on behalf of the Partnership, expenses related to the potential acquisition, holding, servicing and sale of Properties, and expenses related to sourcing, underwriting, conducting due diligence, bidding on and completing investment transactions, including fees and commission, travel expenses, and brokers’ fees and commissions related thereto, together with Asset Management Fees (“Partnership Expenses.”) The General Partner will not, however, be entitled to special fees with respect to underwriting or other services performed with respect to Properties, other than the Fees disclosed herein.

Security Ownership of Management and Certain Securityholders

As of April 30, 2026, the Partnership has 7,834.42 Interests issued and outstanding, for a total of 7,834.42 votes eligible to be case in any Partnership vote.

The information presented below regarding beneficial ownership of our voting securities has been presented in accordance with the rules of the Securities and Exchange Commission and is not necessarily indicative of ownership for any other purpose. Under these rules, a person is deemed to be a “beneficial owner” of a security if that person has or shares the power to vote or direct the voting of the security or the power to dispose or direct the disposition of the security. A person is deemed to own beneficially any security as to which such person has the right to acquire sole or shared voting or investment power within 60 days through the conversion or exercise of any convertible security, warrant, option or other right. More than one person may be deemed to be a beneficial owner of the same securities. To the best of our knowledge, the persons named have sole voting and investment power with respect to such shares, except as otherwise noted. There are not any pending or anticipated arrangements that may cause a change in control.

The following table sets forth information with respect to the beneficial ownership of our Interests as of January 31, 2026 by (i) each person known by us to beneficially own more than ten percent (10%) of our Interests, (ii) each of our directors, (iii) each of the named executive officers, and (iv) all of our directors and executive officers as a group. The percentages of Interests beneficially owned are reported on the basis of regulations of the SEC governing the determination of beneficial ownership of securities. Under the rules of the SEC, a person is deemed to be a beneficial owner of a security if that person has or shares voting power, which includes the power to vote or to direct the voting of the security, or investment power, which includes the power to dispose of or to direct the disposition of the security.

Title of Class	Name and Address of Beneficial Owner	Amount and Nature of Beneficial Ownership	Amount and Nature of Beneficial Ownership Acquirable	Percent of Class
Interests	Leo Haley Jr. c/o Secured Income Manager LLC 2400 E. Colonial Dr., Ste 200 Orlando, FL 32803	1,703.80	N/A	31.18%
Interests	Dorothy Murphy c/o Secured Income Manager LLC 2400 E. Colonial Dr., Ste 200 Orlando, FL 32803	995	N/A	17.62%

Interest of Management and Others in Certain Transactions

Except as described herein (or within the section entitled “Management Compensation, Fees, and Expenses” of this report), none of the following parties (each a “Related Party”) has, since inception to the date of this offering circular, had any material interest, direct or indirect, in any transaction with us or in any presently proposed transaction that has or will materially affect us:

●	any of our General Partner or its members;

●	any person who beneficially owns, directly or indirectly, Interests carrying more than 10% of the voting rights attached to our outstanding interests; or

●	any member of the immediate family (including spouse, parents, children, siblings and in- laws) of any of the above persons.

Pursuant to our Partnership Agreement, we have agreed to pay our General Partner certain fees as detailed in “Management Compensation, Fees, and Expenses” on 60.

We have entered into a servicing agreement with BW Capital. BW Capital will receive ongoing servicing compensation and ancillary fee income in connection with Mortgage loans held by the Partnership. Pursuant to the servicing agreement, BW Capital is entitled to receive servicing compensation of up to 3% annually of the outstanding loan amount on performing loans, payable from borrower payments received, as well as various ancillary servicing-related fees, including late fees, NSF fees, modification fees, document fees, wire fees, and similar charges. These fees will be retained by BW Capital and will reduce the amounts otherwise available for distribution to investors. The servicing agreement is attached hereto as Exhibit 6.1.

The Partnership had start-up and offering costs incurred in 2025 covered by two different companies affiliated with the General Partner. BridgeWell Preferred Income LP paid $84,227.25 of the Partnership’s expenses in 2025. Approximately $16,922.50 is outstanding at the end of 2025. BridgeWell Preferred Income LP is not charging the Partnership Interest. Approximately $1,760.42 is outstanding as of January 31, 2026. The Partnership has sufficient liquidity to pay off this obligation at any time. BW Capital advanced funds to the Partnership to cover certain start-up and offering expenses on behalf of the Partnership, which was paid back in full by the Partnership in February of 2026.

Conflicts of Interest

The proposed method of operation of the Partnership creates certain inherent conflicts of interest among the Partnership, the General Partner, the Partners, and their affiliates. The General Partner, the Partners, and their affiliates may act, and are acting, as managers of other limited liability partnerships, as general partners of partnerships, or in a managerial capacity in other businesses. The General Partner and its affiliates have existing responsibilities and, in the future, may have additional responsibilities to provide management and services to a number of other entities, including to multiple properties. Prospective investors should carefully consider these important conflicts of interest and those described with the risk factors before investing in the Partnership. See “Risk Factors” on page 5. Additional conflicts of interest may be, but are not limited to, the following:

The Partnership expects to acquire Mortgage loans from BW Capital, an entity affiliated with the General Partner, which creates inherent conflicts of interest. Because the General Partner and its affiliates may be involved on both sides of transactions between the Partnership and BW Capital, the negotiation and approval of such acquisitions may present conflicts that would not exist in transactions with unaffiliated third parties. The terms of these acquisitions, including pricing, underwriting assumptions, loan selection, structure, servicing arrangements, and timing, may be determined or influenced by the General Partner and its affiliates and therefore may not reflect the terms that could be obtained through an arm’s-length process or competitive market bidding. The General Partner may have financial or strategic incentives to cause the Partnership to purchase loans originated, warehoused, or otherwise held by BW Capital, including loans that generate origination fees, servicing income, or other compensation for affiliates, even if alternative investments may be available to the Partnership. In addition, the Partnership may rely on information, valuations, or underwriting analyses prepared by BW Capital or other affiliates when evaluating potential acquisitions, which may limit the independence of the Partnership’s diligence process. Loans transferred from affiliates may differ in credit quality, liquidity profile, collateral characteristics, maturity structure, or expected performance compared to loans sourced from unaffiliated market participants, and there can be no assurance that such loans will be priced or structured on terms equivalent to those available in third-party transactions. Because the General Partner will generally have discretion to determine which affiliate-originated loans are offered to the Partnership, investors must rely on the General Partner’s good faith judgment and internal policies to manage these conflicts, which may not eliminate the possibility that affiliate interests could influence acquisition decisions in a manner that is not fully aligned with the interests of investors.

We will not incur closing or other costs in connection with these Mortgage Loan purchases. We will primarily be purchasing loans from BW Capital, a licensed mortgage lender, directly affiliated with our General Partner. All of the costs involved with the Partnership’s Mortgage Loan purchases will be paid by the Lender pursuant to our servicing agreement with the Lender (attached to this Memorandum as Exhibit 4. It is anticipated that the Partnership will purchase Mortgage loans from the Lender at par pricing. It is the intent of the General Partner that no single loan purchase will exceed fifteen percent (15%) of the assets of the Partnership and total loan exposure to a single borrower will not exceed twenty percent (20%) once the Partnership has sold Interests resulting in proceeds of over $5,000,000. As the Partnership grows these limits will be revised downward to a targeted range of ten percent (10%) and fifteen percent (15%), respectively once the Partnership reaches Interests of over $25,000,000 sold. The target diversity level is to have the average loan represent under three and one-half percent (3.5%) of the total assets of the Partnership once the Partnership reaches Interests of over $25,000,000 sold. However, the General Partner may deviate from this in its sole discretion. We intend to hold our Mortgage Loans until maturity unless they become in default.

The executive officer and sole director of the General Partner is also an officer of BW Capital and other affiliated entities. As a result, this individual owes fiduciary duties to these other entities and their owners, which fiduciary duties may conflict with the duties that she owes to our Partners and us. Her loyalties to these other entities could result in actions or inactions that are detrimental to our business, which could harm the implementation of our investment objectives. Conflicts with our business and interests are most likely to arise from involvement in activities related to (1) allocation of new investments and management time and services between us and the other entities, (2) our purchase of 1st position Mortgage Loans from affiliated entities, (3) the timing and terms of the investment in a 1st position Mortgage Loan, and (4) compensation to our General Partner. If we do not successfully implement our investment objectives, we may be unable to generate cash needed to make distributions to you and to maintain or increase the value of our assets. Ms. Jones does not have any other employment commitments for working hours other than BW Capital, our Lender and other affiliate partnerships.

Affiliates receiving servicing or other fees may have incentives to approve loan modifications, extensions, or restructurings that preserve fee streams rather than maximizing immediate returns or recovery value to the Partnership. Because servicing or related fees may be tied to outstanding loan balances, servicing duration, or transaction activity, affiliates may benefit from maintaining or extending loans rather than pursuing prompt enforcement or liquidation. Decisions regarding borrower accommodations, amendments, or workouts may therefore involve competing considerations, including maintaining borrower relationships, supporting affiliated origination platforms, or generating additional restructuring-related fees. In addition, enforcement decisions such as foreclosures, loan sales, or restructurings may be influenced by reputational or economic interests of affiliates that interact with the same borrowers or markets. As a result, the Partnership may pursue strategies that differ from those an independent third-party servicer might select. Investors will rely on the General Partner’s good faith judgment to manage these conflicts, which may not eliminate all potential incentives affecting servicing and enforcement decisions.

The General Partner and its affiliates may be involved with similar investments or businesses. The General Partner and its affiliates may act as manager or be a member in other business entities engaged in making similar investments to those contemplated to be made by the Partnership. The General Partner and its affiliates who will raise investment funds for the Partnership may act in the same capacity for other investors, partnerships, partnerships, or entities that may compete with the Partnership. To the extent its time is required on these business and management activities, they may not be available to be involved in the day-to-day monitoring of the Partnership’s operations.

The General Partner, certain Partners, and their affiliates will receive compensation from the Partnership, which creates inherent conflicts of interest. Payments to the General Partner, the Partners, and their affiliates for services provided to the Partnership, including management, asset management, servicing, administrative, or other operational functions, have not been and will not be determined through arm’s-length negotiations with an unaffiliated third party. As a result, the terms, amount, and timing of such compensation may be more favorable to the General Partner, the Partners, or their affiliates than those that might be obtained in a competitive market transaction, and such fees and reimbursements may reduce the net returns available to investors. Because certain affiliate compensation may be earned regardless of the Partnership’s overall performance, the interests of the General Partner and its affiliates may diverge from those of investors, including incentives to increase transaction volume or maintain assets under management. Investors will rely on the General Partner’s good faith judgment in determining the appropriateness of these arrangements. See “Management Compensation, Fees, and Expenses” on page 64 for additional information regarding the fees and expenses payable to the General Partner, the Partners, and their affiliates.

BW Capital and other affiliates may receive origination fees, servicing fees, processing fees, or other compensation in connection with loans acquired by the Partnership, which may incentivize affiliates to structure or transfer loans in a manner that increases fee income rather than maximizing returns to investors. Affiliates may earn compensation at multiple stages of a loan’s lifecycle, including at origination, during ongoing servicing and administration, and in connection with amendments, extensions, restructurings, or workout activities. In some cases, affiliates may also receive transaction-based fees, monitoring fees, or ancillary charges related to borrower onboarding, documentation, or asset management services. Because these fees may be calculated as a percentage of loan principal, outstanding balances, or other metrics, affiliates may have incentives to originate larger loans, maintain higher balances for longer periods, or pursue modifications that preserve fee streams. These fee arrangements may result in “layered” or overlapping compensation to affiliates and may reduce the overall net returns available to investors. The existence of such fees could influence decisions regarding which loans are originated, how they are structured, when they are transferred to the Partnership, and how they are managed after acquisition. In addition, because certain affiliate fees may be earned regardless of the ultimate performance or recovery of a loan, the interests of affiliates in generating, maintaining, or accelerating fee income may diverge from the interests of investors seeking long-term capital preservation, risk-adjusted income, and disciplined portfolio management. Investors will therefore be dependent on the General Partner’s good faith judgment and internal policies to manage these conflicts, which may not eliminate all potential incentives that favor affiliates.

Investors will have limited ability to approve or challenge transactions between the Partnership and affiliates of the General Partner. The Partnership has entered into transactions with affiliates of the General Partner, including the acquisition, servicing, administration, or disposition of Mortgage loans involving BW Capital, without obtaining approval from investors or an independent third party. As a result, the General Partner may have broad discretion to determine the terms, structure, and timing of affiliate transactions. Because investors generally will not participate in day-to-day management decisions and may have limited voting or consent rights, they may have little practical ability to prevent, modify, or challenge affiliate transactions, even where potential conflicts of interest exist. The Partnership may also rely on internal policies, disclosure procedures, or the good faith judgment of the General Partner rather than independent fairness determinations or competitive market processes when evaluating affiliate arrangements. Accordingly, investors must rely on the General Partner’s interpretation of its fiduciary and contractual duties to manage conflicts of interest, which may not eliminate the possibility that affiliate interests could influence investment, servicing, or operational decisions in a manner that is not fully aligned with investor interests.

The purchase price and valuation of loans acquired from affiliates may be determined or influenced by the General Partner, which may create conflicts affecting reported performance and Net Asset Value. Loans purchased from BW Capital may be priced using internal models or affiliate-provided information and may not be subject to competitive bidding, independent appraisals, or third-party fairness opinions. As a result, such loans may be acquired at valuations that differ from those that might be obtained in arm’s-length transactions. Because valuations directly impact the Partnership’s NAV, investor reporting, and potentially the calculation of fees or distributions, the General Partner’s role in determining or influencing valuation methodologies may create incentives that are not fully aligned with investor interests. Investors will rely on the General Partner’s good faith judgment in determining fair value, and the valuation process may not eliminate all potential conflicts or reflect amounts ultimately realized upon repayment or sale of the loans.

The General Partner and its affiliates may not have had the benefit of separate counsel. Attorneys, accountants, and/or other professionals representing the Partnership may also serve as counsel or agent to the General Partner and certain of its affiliates, and it is anticipated that such multiple representation may continue in the future. As a result, conflicts may arise, and if those conflicts cannot be resolved or the consent of the respective parties cannot be obtained to the continuation of the multiple representations after full disclosure of any such conflict, such counsel will withdraw from representing one or more of the conflicting interests with respect to the specific matter involved.

Prior Performance

Prior Performance is Not Indicative of Future Results

The Partnership is managed by its General Partner. The General Partner is Secured Income Manager LLC. Jennifer Jones is the manager of the General Partner. The sponsor does not have any experience in the last 10 years with any public or non-public programs that have invested primarily in real estate. However, the sponsor does have experience with programs that have invested in promissory notes secured by real estate. The information that follows is based upon that experience.

Over the last 10 years, Jennifer Jones has sponsored five programs. She raised approximately $46,498,463 from investors from a total of 254 investors. Approximately 943 promissory notes were purchased with properties located throughout the United States securing those promissory notes. The approximate aggregate dollar amount of notes purchased is 162,095,416. The percentage of the properties securing those promissory notes that are commercial and residential is unknown. The percentage of the properties securing those promissory notes that are new, used, or construction properties is also unknown. A total of 876 promissory notes in the aggregate have been sold by the five programs. 100% of the overall data represents activities of programs with investment objectives similar to those of the Partnership.

Because of these similarities, investors who are considering purchasing securities from the Partnership might find it useful to review information about the programs. Of course, prospective investors should bear in mind that prior performance does not guarantee future results. The fact that a prior program has been successful (or unsuccessful) does not mean the Partnership will experience the same results.

The programs described above have not had any major adverse business developments or conditions that would be material to investors in the program being pursued by the Partnership.

Prior Performance Tables

We are providing a number of tables that illustrate the results of the programs:

Table	Programs Included in Table	Purpose and Subject Matter
I. Experience Raising Funds	Programs the offering of which closed within the most recent three years.	Provides information concerning the offerings themselves, including how the offering proceeds were deployed.
II. Compensation to Sponsor	Programs from which the Sponsor received compensation and the offering of which closed in the most recent three years.	Describes all compensation paid to the sponsor within the last three years, whether in the form of management fees
III. Operating Results	Programs the offering of which closed in the most recent five years.	Sets forth the annual operating results of the Programs included.
IV. Completed Programs	Programs that have completed operations in the most recent five years.	Summarizes the results of the Projects included, including the return to Program investors.
V. Sales of Property	None	N/A
VI. Purchases of Property	None	N/A

The prior performance tables reflect properties whose manager or managing member is the Manager and/or its managers.

Table I – Sponsor Experience: Sets forth the sponsors historical experience for programs the offering of which closed in the most recent three years:

Preferred Income LP
Dollar Amount Offered	$50,000,000
Dollar Amount Raised	$51,451,071
*Less Offering Expenses	$247,038
Reserves	$0
Percent available for investment	100%
**Acquisition Costs	$0
Percent Leverage:
- December 31, 2022	9.4%
- December 31, 2023	6.9%
- December 31, 2024	5.9%
- Jun 30, 2025	4.3%
Date Offering Began	January 1, 2018
Length of Offering	90 months
Months to Invest 90% of amount available	76 months

Table II- Compensation to Sponsor: Summarizes the compensation the sponsor received from the programs the offering of which closed during the most recent three years:

Type of Compensation	Preferred Income LP
Date Offering Commenced	1/1/2018
Dollar Amount Raised	$51,451,071
*Amount paid to sponsor from proceeds of Offering:	$0
**Organizational Fees and Expenses	$0
Dollar Amount Generated from Operations before Deducting Payments to Sponsor:	14,202,021
Amount paid to sponsor from operations:	$438,285
- Asset Management Fees	$253,619
- Due Diligence Expense	$0
- Organizational Fees and Expenses	$0

* The Sponsor received zero proceeds from the offering

** The fund did not incur organizational fees or expenses. The Sponsor paid organizational fees and expenses out of pocket without reimbursement from the fund. The Sponsor did receive reimbursement of $247,000 in offering expenses reimbursed using revenues of the Partnership.

Tables III – Operating Results of Prior Programs: Summarizes the operating results of prior programs the offering of which closed during the most recent five years.

Preferred Income LP
	2022	2023	2024	2025 June 30th
Gross Revenues:
Revenue from Operations	$2,375,675	$2,950,439	$3,033,569	$1,470,233
Phantom Income	$0	$0	$0	$0
Unrealized Gain	$0	$0	$0	$0
Expenses related to Operations	$62,923	$111,355	$81,702	$30,537
Management Fees	$32,000	$37,313	$36,498	$12,000
Net Income – GAAP basis	$1,855,697	$2,314,706	$2,398,742	$1,176,591
Taxable Income
- From operations	$2,049,977	$2,378,051	$2,505,797	$1,167,866
- From gain on sale	$(94,414)	$(6,710)	$(5,202)	$(11,659)
Cash Flow:
Cash generated from Operations(1)	$2,364,746	$2,877,158	$2,948,921	$1,416,732
Cash generated from sales(2)	$7,909,164	$6,222,363	$4,020,230	$1,902,432
Less: Cash distributions from operating cash flow	$262,776	$461,032	$446,070	$271,831
Less: Cash distributions from sales	$30,153,148	$22,396,872	$19,615,387	$6,979,959
Cash generated after cash distributions	$(20,142,014)	$(13,758,383)	$(13,092,306)	$(3,932,626)

(1) Cash generated from managing/holding notes

(2) Cash movements tied to buying or selling notes

Preferred Income LP

Tax and Distributions Data Per $1,000 Invested:	2022	2023	2024
Federal Income Tax Results
Ordinary income (loss)
- From operations	$1,884,074	$2,286,598	$2,312,973
- From recapture	—	—	—
Capital Gain (loss)	$(12,756)	$(37,968)	$(5,202)
Cash Distributions to Investors
Source (GAAP basis)
- Investment Income	$1,099,277	$1,175,671	$1,201,955
- Return of Capital	$636,128	$3,637,241	$4,988,708
Source (on cash basis)
- Sales	$2,363,064	$2,874,304	$2,863,307
- Refinancing	—	—	—
- Operations	—	—	—
- Other	$13,021	$77,502	$85,769
Amount remaining invested in notes at the end of the last year reported in the Table (original total acquisition costs of notes retained divided by original total acquisitions cost of all notes in project).	25%	23%	22%

Table IV – Results of Completed Programs

Preferred Income LP
Dollar Amount Raised	$51,451,071
Number of Notes Purchased	943
Date of Closing of Offering	6/30/2025
Date of First Sale of Note	2/28/2018
Date of Final Sale of Note	6/27/2025
Tax and Distributions Data Per $1,000 Invested Through 2024
Federal Income Tax Results
Ordinary income (loss)
- From operations	$6,483,645
- From recapture	$—
Capital Gain (loss) [60% capital gain exclusion]	$(55,926)
Deferred Gain (loss) [if applicable, explain in note]	$
Cash Distributions to Investors
Source (GAAP basis)
- Investment Income	$3,476,903
- Return of Capital	$9,262,077
Source (on cash basis)
- Sales	$8,100,675
- Refinancing	—
- Operations	$
- Other	$176,292
Receivable on Net Purchase Money Financing	N/A

Table V – Sale or Disposal of Properties

N/A.

Table VI – Acquisitions of Properties by Programs

N/A.

Securities Being Offered

The rights and obligations of our Partners are governed by the Partnership Agreement, as amended from time-to-time, which each prospective investor will be required to execute as a condition to purchasing Interests. The following summary covers certain significant provisions of the Partnership Agreement in addition to the above descriptions and is qualified in its entirety by the provisions of the Partnership Agreement. In the event that any term of this offering circular conflicts with our Partnership Agreement, the Partnership Agreement shall control. Each prospective investor should carefully study the Partnership Agreement attached hereto in its entirety before purchasing Interests.

Partnership Interests

Partnership Interest in the Partnership is represented by Interests. Each Partner’s Percentage Interest is calculated by multiplying one hundred (100) by the quotient of the number of Interests held by such Partner divided by the total number of Interests held by all the Partners of the Partnership. The Percentage Interest of each Partner is set forth opposite the name of the Partner’s name in Exhibit “A” to the Agreement, and such percentage may be adjusted from time to time pursuant to the terms of the Agreement.

The General Partner

Secured Income General Partner LLC, a Florida limited liability partnership, is the General Partner of the Partnership. Jennifer L Jones is the manager of the General Partner. The mailing address of the General Partner is 2400 E. Colonial Dr., Suite 200, Orlando, FL 32803. The General Partner will manage all business and affairs of the Partnership. The General Partner will direct, manage, and control the Partnership to the best of its ability and will have full and complete authority, power, and discretion to make any and all decisions and to do any and all things that the General Partner deems to be reasonably required to accomplish the business and objectives of the Partnership.

The Limited Partners, by an affirmative vote of more than seventy-five percent (75%) of the Investor Interests entitled to vote, shall have the right to remove the General Partner at any time solely “for cause.” For purposes of this Limited Partnership Agreement, removal of the General Partner “for cause” shall mean removal due to the:

●	conviction or judgment for gross negligence or fraud of the General Partner, or

●	conviction or judgment for willful misconduct or willful breach of this Limited Partnership Agreement by the General Partner.

If the General Partner or an affiliate owns any Investor Interests, the General Partner or the affiliate, as the case may be, shall not participate in any vote to remove the General Partner.

The Partners

The Limited Partners are not permitted to take part in the management or control of the business or operations of the Partnership. Assuming that the Partnership is operated in accordance with the terms of the Agreement, a Limited Partner generally will not be liable for the obligations of the Partnership in excess of its total Capital Contributions and share of undistributed profits. However, a Limited Partner may be liable for any distributions made to the Limited Partner if, after such distribution, the remaining assets of the Partnership are not sufficient to pay its then outstanding liabilities.

Capital Contributions

Each Partner shall contribute the amount set forth for such Partner on the books and records of the Partnership as his, her or its Capital Contribution. Said amount shall be credited to the Partners’ respective Capital Accounts upon the date of contribution. No Limited Partner shall be deemed admitted into the Partnership, unless such Limited Partner has fully funded such Limited Partner’s Capital Contribution.

Distributions

The General Partner has the sole discretion to reinvest Capital Contributions into additional Mortgage Loans when principal on a Mortgage Loan is repaid to the Partnership.

Operating Cash Flow. Except as provided elsewhere in the Agreement, Operating Cash Flow of the Partnership shall be distributed to the Partners monthly, so long as the General Partner determines it is available for distribution, in the following order of priority.

(a)	First, to the Limited Partners in proportion to their unpaid cumulative, non-compounded Preferred Returns until all unpaid Preferred Returns have been paid in accordance with their Percentage Interests until all Limited Partners have received a cumulative, non-compounded Preferred Return of seven percent (7%) per annum on their Capital Contributions.

(b)	Second, one hundred percent (100%) to the General Partner.

Capital Transactions. Except as provided elsewhere in the Agreement, Cash Flow of the Partnership resulting from Capital Transactions shall be distributed to the Partners, so long as the General Partner determines it is available for distribution, in the following order of priority.

(a)	First, ratably to the Limited Partners in an amount equal to any accrued but unpaid Preferred Returns.

(b)	Second, ratably to the Limited Partners until they have received one hundred percent (100%) of any unreturned Capital Contributions.

(c)	Third, one hundred percent (100%) to the General Partner.

Deferment of Cash Flow. Upon admission to the Partnership, a Partner may make an election to defer payment of any Cash Flow it is entitled to pursuant to Article VII of the Agreement. In such a case, a Partner’s Preferred Return will be compounded. Such election must be made in writing at the time of admission. A Partner who did not elect to defer payment of Cash Flow at admission to the Partnership may request to have payment of Cash Flow they are entitled to deferred, subject to the approval of the General Partner in its sole discretion. A Partner may rescind their election of deferral of Cash Flow at any time by providing the General Partner ten (10) business days written notice.

Reinvestment

With the approval of the General Partner, existing Partners may elect to reinvest some, or all, of their distributions on an annual basis and receive additional Interests of the same class. Once a Partner elects to reinvest, the designated portion of future distributions will be reinvested annually rather than distributed until the Partner cancels the reinvestment election delivered in writing to the General Partner, or the General Partner elects (permanently or temporarily) not to accept further reinvestment. In addition, reinvestment shall only be permitted by the Partnership so long as an applicable exemption from registration is available for the issuance of additional Interests.

Allocations

Net Losses. Net Losses of the Partnership for each fiscal year shall be charged to the Partners at the end of such fiscal year as follows:

(a)	Reduction of Capital. First, to those Partners with a positive Capital Account balance in the ratio that each such Partner’s Capital Account bears to the Capital Accounts of all such Partners until and to the extent required to reduce the positive balance of such Partners’ Capital Accounts to zero;

(b)	General Partner. Thereafter, to the Partners in accordance with their Percentage Interests.

Net Profits. Net Profits for each fiscal year shall be allocated to the Partners at the end of each fiscal year in the following order of priority:

(a)	Excess General Partner Losses. First, to the General Partner to the extent the Net Losses charged to the General Partner for the current and all prior Fiscal Years under Section 6.01(c) above exceeds the Net Profits allocated to the General Partner for the current and all prior Fiscal Years pursuant to this Section 6.02(a);

(b)	Chargeback for Capital Reduction. Next, to the Limited Partners, to the extent of and in proportion to the amount by which Net Losses charged to each such Limited Partner for the current and all prior Fiscal Years of the Partnership under Section 6.01(a) above exceeds the Net Profits allocated to each such Limited Partner for the current and all prior Fiscal Years of the Partnership pursuant to this Section 6.02 (b);

(c)	Preferred Returns. Next, pro-rata among the Limited Partners in amounts equal to the actual, cumulative distributions of Preferred Returns to such Limited Partners pursuant to Section 7.01(a) and/or Section 7.02(a) below, to the extent that such distributions of Preferred Returns have not previously been taken into account under this Section 6.02(c) or another section of this Agreement that would provide for a similar allocation of taxable income to match Preferred Returns; and Remainder. Thereafter, one hundred percent (100%) to the General Partner.

Voting Rights of the Partners

The Limited Partners will have no right to participate in the management of the Partnership and will have limited voting rights. Limited Partners shall have the right to vote only on the following matters:

Removal for Cause: The Limited Partners, by an affirmative vote of more than seventy-five (75%) of the Partnerships Interests entitled to vote, shall have the right to remove the General Partner at any time solely “for cause.” For purposes of this Limited Partnership Agreement, removal of the General Partner “for cause” shall mean removal due to the:

●	conviction or civil judgment for gross negligence or fraud of the General Partner,

●	conviction or civil judgment for willful misconduct or willful breach of this Limited Partnership Agreement by the General Partner, or

●	bankruptcy or insolvency of the General Partner.

If the General Partner or an affiliate owns any Investor Interests, the General Partner or the affiliate, as the case may be, shall not participate in any vote to remove the General Partner.

Vacancy of General Partner: Any vacancy caused by the removal of any General Partner shall be filled by the affirmative vote of the Limited Partners holding a majority of the Interests at a special meeting called for that purpose.

Dissolution of the Partnership: The Limited Partners holding seventy-five percent (75%) of the Partnership Interest can vote to dissolve the Partnership. However, the Partnership can be dissolved as a result of other actions that do not require the vote of the Limited Partners, as set forth in the Partnership Agreement.

Change to Limited Partner Distribution Structure: Any proposed change to the Limited Partner distribution structure will require approval by Limited Partners holding a Majority of Interest of the Partnership. A non-response by a Limited Partner shall be deemed a vote that is consistent with the General Partner’s recommendation with respect to any proposal.

Amendment of Partnership Agreement: The Agreement may be amended or modified from time to time only by a written instrument adopted by the General Partner and executed and agreed to by the Limited Partners holding a Majority of Interests; provided, however, that: (i) an amendment or modification reducing a Limited Partner’s allocations or share of distributions (other than to reflect changes otherwise provided by the Agreement) is effective only with that Limited Partner’s consent; (ii) an amendment or modification reducing the required allocations or share of distributions or other measure for any consent or vote in the Agreement is effective only with the consent or vote specified in the Agreement prior to such amendment or modification; and (iii) an amendment that would modify the limited liability of a Limited Partner is effective only with that Limited Partner’s consent. The Agreement may be amended by the General Partners without the consent of the Partners: (i) to correct any errors or omissions, to cure any ambiguity or to cure any provision that may be inconsistent with any other provision hereof or with any subscription document; or (ii) to delete, add or modify any provision required to be so deleted, added or modified by the staff of the SEC or similar official, when the deletion, addition or modification is for the benefit or protection of any of the General Partner and/or Limited Partners.

Transfer of Partnership Interests

Except as permitted in Section 10.06 of the Agreement (described below), no Partner may transfer, sell, convey, assign, pledge, hypothecate or encumber in any manner his, her or its respective Partnership Interest without the prior written approval of the General Partner, which approval may be withheld in the General Partner’s sole and absolute discretion. No Partner shall make any disposition of all or any part of their respective Partnership Interest which will result in the violation by such Partner or by the Partnership of any federal or applicable state securities laws. In the discretion of the General Partner, no Partnership Interest may be transferred unless an opinion of counsel is given, satisfactory to the General Partner and its counsel, that registration is not required.

The following transfers by the Partners shall not require the prior consent of the Limited Partners:

●	With the written consent of the General Partner, any Partner who is a person may transfer his or her Partnership Interest or any portion thereof to a trust established for the exclusive benefit of such Partner, his or her spouse and/or lineal descendants, provided such Partner acting alone may bind the trust;

●	Any Partner who is a person may transfer his or her Partnership Interest to his or her spouse and/or lineal descendants by will upon the death of such Partner;

●	Any Successor to a Limited Partner pursuant to Section 10.02(e) of the Agreement; and

●	With the written consent of the General Partner, any Partner may transfer such Partner’s Partnership Interest to any other Partner.

●	Subject to transfer restrictions imposed on the Interests, transfers shall be permitted without a transfer fee for Partners holding Interests through a qualified plan (i.e. any pension, profit sharing or stock bonus plan that is qualified under Code Section 401(a)), tax exempt entities, including individual retirement accounts (i.e. IRA and Roth IRA).

Withdrawal

No Limited Partner may withdraw within the first 6 months following a Limited Partner’s admission to the Partnership. Thereafter, the Partnership will use its best efforts to honor requests for a return of capital and payment of any deferred Preferred Return pursuant to Section 7.03 of this Agreement subject to, among other things, the Partnership’s then available cash flow, financial condition, and approval by the General Partner. The maximum aggregate amount of capital that the Partnership will return to the Limited Partners each calendar quarter is limited to 10% of the total outstanding capital of the Partnership as of December 31 of the prior year. Additionally, the General Partner has the discretion to limit aggregate withdrawals during any single calendar year to not more than 10% of the total outstanding capital of the Partnership as of December 31 of the prior year. Notwithstanding the foregoing, the General Partner may, in its sole discretion, waive such withdrawal requirements if a Limited Partner is experiencing undue hardship.

Limited Partners may submit a written request for withdrawal as a Limited Partner of the Partnership and may receive a 100% return of capital and payment of any deferred Preferred Return pursuant to Section 7.03 provided that the following conditions have been met: (a) the Limited Partner has been a Limited Partner of the Partnership for a period of at least six (6) months; and (b) the Limited Partner provides the Partnership with a written request for a return of capital at least ninety (90) days prior to such withdrawal.

See Section 10.07 of the Agreement for the complete withdrawal policy of the Partnership.

Election to Liquidate a Limited Partner

At any time for any reason, the General Partner may elect to liquidate a Limited Partner’s interest. The General Partner shall provide notice of liquidation to the Limited Partner in writing. Upon 100% return of capital and any deferred Preferred Return to the Limited Partner pursuant to Section 7.03 of the Agreement, said Limited Partner shall no longer be a Limited Partner of the Partnership.

Term and Dissolution

The Partnership will be dissolved upon the occurrence of any of the following events:

●	the happening of any other event that makes it unlawful, impossible or impractical to carry on the business of the Partnership;

●	the vote of the Limited Partners holding an aggregate Percentage Interest of more than 75%;

●	the General Partner ceases to be a general partner of the Partnership and a Majority of Interest of the Limited Partners elect not to continue the business of the Partnership; or

●	the General Partner, in its sole discretion, may elect to dissolve the Partnership at any time.

Access to Partnership Information

Partners, but not assignees, may examine and audit the Partnership’s books, records, accounts, and assets at the principal office of the Partnership, or such other place as our General Partner may specify, subject to such reasonable restrictions as may be imposed by our General Partner. All expenses attributable to any such examination or audit shall be borne by such member.

Indemnification

The Partnership does hereby agree to protect, defend, indemnify and hold the General Partner, its officers, directors, shareholders and authorized agents, and any Person serving at the request of the Partnership as a manager, officer, employee or agent of any other entity (each a “Indemnified Party”), harmless from and against any liability, cost, loss, expense (including, without limitation, attorney’s fees) or damage (or collectively, “Losses”) suffered by such Indemnified Party by reason of anything that they, or any of them, may do or refrain from doing hereafter for and on behalf of the Partnership or otherwise in their designated capacities, and in furtherance of the interests of the Partnership. Moreover, the General Partner shall not be liable to the Partnership or the Limited Partners because any taxing authorities disallow or adjust any deductions or credits in the Partnership’s income tax returns.

The General Partner shall indemnify and hold harmless the Partnership from contract or other liability, claims, damages, taxes or losses and related expenses including attorneys’ fees, to the extent that (i) such liability, claims, damages, taxes or losses and related expenses are not fully reimbursed by insurance and (ii) are incurred by reason of the General Partner’s bad faith, fraud, misfeasance, misconduct, negligence or reckless disregard of its duties.

The Partnership shall pay or reimburse in advance of the final disposition of a proceeding any reasonable expenses incurred by any Indemnified Party who was, is or is threatened to be, made a named defendant or respondent in such a proceeding after the Partnership receives a written affirmation by such Indemnified Party of his or her good faith belief that he or she has met the standard of conduct necessary for indemnification as set forth herein, and a written undertaking by such Indemnified Party to repay the amount paid or reimbursed if it is ultimately determined that he has not met those requirements.

The termination of a proceeding by judgment, order, settlement, or conviction, or on a plea of nolo contendere or its equivalent is not of itself determinative that the Person did not meet the requirements set forth herein. A Person shall be deemed to have been found liable in respect of any claim, issue or matter only after the Person shall have been finally so adjudged by a court of competent jurisdiction and no opportunity for appeal then exists. The protection and indemnification provided by this Agreement shall not be deemed exclusive of any other rights to which such Person may be entitled, under any agreement, insurance policy or vote of the Partners, or otherwise.

To the extent that the indemnification provisions purport to include indemnification for liabilities arising under the Securities Act, in the opinion of the SEC, such indemnification is contrary to the public policy and therefore unenforceable. See Section 8.05 of the Agreement for the complete indemnity provisions of the Agreement.

Federal and State Taxes

The potential investor should be aware of the material Federal and State income tax aspects of an investment in the Interests. Investors should consult with their tax professional to determine the effects of the tax treatment of the Interests with respect to their individual situation.

Reporting Status of the Partnership

The Partnership will elect to be treated as a partnership for Federal and State income tax purposes unless an election is made to treat the Partnership as a corporation. By maintaining partnership tax status, the Partnership will be responsible for preparing appropriate federal and state partnership tax returns, reporting income or loss and allocating such income and loss to each Partner for such Partner’s share of profits and losses from operations and disposition. Such will be made to the Partners in accordance with the laws and regulations governing federal income taxation. This process will make the Series a pass-through entity for tax purposes.

Classification as a Partnership

The Partnership was formed as a partnership, accordingly, pursuant to applicable U.S. Treasury Regulations, it will be treated as a partnership, rather than a corporation, for U.S. federal income tax purposes. We will not list any Interests on any stock exchange. The Treasury Regulations provide certain safe harbors that, if satisfied, will allow transfers to occur that will not result in the Interests being treated as publicly-traded or treated as readily tradable on a secondary market or the substantial equivalent. The safe harbors include transfers:

●	In “private” transfers;

●	Pursuant to a qualified matching service (“QMS”); or

●	In limited amounts that satisfy a 2% test.

“Private” transfers include, among others:

●	Transfers in which the basis of the partnership interest in the transferee is determined, in whole or in part, by reference to its basis in the hands of the transferor or is determined under Code §732, related to distributions from a partnership;

●	Transfers at death, including transfers from an estate or testamentary trust;

●	Transfers between members of a family as defined in Code §267(c)(4);

●	Transfers from retirement plans qualified under Code §401(a) or an IRA; and

●	“Block transfers.” A block transfer is a transfer by a Partner and any related persons as defined in the Code in one or more transactions during any 30 calendar day period of Interests that in the aggregate represents more than 2% of the total interests in partnership capital or profits.

In addition, interests are not treated as readily tradable if the sum of the percentage of the interests transferred during the entity’s tax year, excluding private transfers, does not exceed two percent (2%) of the total interests in partnership capital or profits.

If we are classified as an association taxable as a corporation instead of as a partnership, for any year, we would be subject to U.S. federal income tax on our taxable income at rates applicable to corporations and any applicable state and local taxes; distributions to Partners would be taxable as dividends to the Partners to the extent of our current and accumulated earnings and profits and would not be deductible by us; and our deductions, if any, would be allowed only by the Partnership, rather than being passed through to Partners.

The remainder of this discussion of ”Federal and State Taxes” assumes that we will be classified as a partnership, and not as a corporation, for U.S. federal income tax purposes. Thus, the following rules applicable to partnerships and their partners will apply to us and our Partners unless otherwise indicated.

Taxation of Partners

The Partnership will be treated as a partnership for federal tax purposes. A partnership is not generally a taxable entity. For U.S. federal income tax purposes, a partnership is not a taxable entity but rather a conduit through which items of income, gain, loss, deduction and credit are passed and its partners must report. Thus, each Partner will be required to report on its federal income tax return its allocable share of items of income, gain, loss, deduction or credit realized by us. Because portions of our available cash will be used to fund certain expenses and may be used to repay borrowings for which we are liable, such funds may not be available for distribution to Partners. Consequently, a Partner may be allocated income from us in a particular year yet may not receive a cash distribution in respect of such income and would have to find an alternate source of funds to pay its taxes on such amount. Taxable income or loss allocated to Partners from us will retain the same character, as capital gain or loss, or ordinary income or loss, for the Partners as determined at the partnership level. Such income will be capital gain or loss to the extent that it arises from the sale of capital assets.

Code §704(b) and the Treasury Regulations thereunder provide that a partner’s distributive share of income, gain, loss, deduction or credit will be controlled by the partnership agreement if the allocation provided for in the partnership agreement has “substantial economic effect.” If the allocation provided for in the partnership agreement does not have substantial economic effect, then a partner’s distributive share must be allocated in accordance with each partner’s interest in the partnership, which will be determined by taking into account all the facts and circumstances, such as a partner’s interest in profits and losses, relative share of capital contributed, interest in cash flow and right to distributions upon liquidation.

Treasury Regulations promulgated under Code §704(b) provide certain guidelines which, if satisfied by the Partnership, will result in the allocation of profits and losses being deemed to have substantial economic effect. If the IRS were to contend successfully that the allocation of profits and losses under the terms of the Series Designation was not in accordance with such guidelines, then each Partner’s share of the income, gain, losses, deductions or credits from us would be determined in accordance with his, her or its interest in the Partnership, taking into account all the facts and circumstances, including those discussed above.

Basis of the Partnership

An original tax basis will be established for the Partnership in each asset acquired by the Partnership. The tax basis of the Partnership will be adjusted during the operations of the Series under applicable partnership tax principles.

Basis and Risk of a Partner

Tax Basis in an Interest. A Partner’s tax basis in the Partnership initially will equal the amount paid to acquire such Unit by capital contribution. It will be increased by (i) any subsequent cash contributions the Partner makes to the Partnership, (ii) the Partner’s distributive share of the Partnership’s taxable income, (iii) the Partner’s distributive share of the Partnership’s tax-exempt income, and (iv) any increase in the Partner’s share of the Partnership’s liabilities. It will be decreased (but not below zero) by (i) actual distributions the Partnership makes to the Partner, (ii) the Partner’s distributive share of the Partnership’s losses (even if such losses are deferred as described below), (iii) the Partner’s distributive share of the Partnership’s non-deductible expenses that are not properly chargeable to a capital account and (iv) a decrease in the Partner’s share of the Partnership’s liabilities.

Basis & At Risk Limitations on Deductions. Partners’ ability to deduct their share of deductions and losses will be limited to their adjusted tax basis in their Interests, or in the case of a Partner that is an individual or a corporation (if more than 50% of the value of such corporation’s stock is owned directly or indirectly by five or fewer individuals or certain tax-exempt organizations), to the amount that the Partner is considered to be “at risk” with respect to our activities, if that is less than the Partner’s adjusted tax basis. A Partner must recapture losses deducted in previous years to the extent that our distributions cause the Partner’s at risk amount to be less than zero at the end of any taxable year. Losses disallowed to a Partner or recaptured as a result of these limitations will carry forward and will be allowable to the extent that the Partner’s tax basis or at risk amount (whichever is the limiting factor) is increased above zero.

In general, each Partner will be at risk to the extent of the purchase price of its Interests, but this will be less than the Partner’s tax basis in its Interests to the extent of the Partner’s share of any of our nonrecourse liabilities (other than certain “qualified nonrecourse financing”). A Partner’s at risk amount will increase or decrease as the adjusted tax basis of the Partner’s Interests increase or decrease except that changes in our nonrecourse liabilities (other than with respect to certain “qualified nonrecourse financing”) will not increase or decrease the Partner’s at risk amount.

Qualified Business Income. Under current law, and subject to certain restrictions, individuals (or entities treated as individuals), trusts and estates will generally be entitled to deduct twenty percent (20%) of their “qualified business income” for a taxable year. Qualified business income includes, for these purposes, income and gain from certain qualified trades or businesses, but does not include investment-related income such as net capital gain, dividend or interest income. For taxpayers whose income exceeds certain threshold amounts: (i) the deduction is subject to various limitations, including limitations based on the wages paid with respect to, and the adjusted tax basis of property held by, a qualified trade or business, and (ii) the deduction is not available with respect to income from certain service businesses. A portion of a Partner’s allocable share of income or gain from the Partnership may constitute qualified business income, in which case it generally will be eligible for the deduction described above. There can be no assurance that any portion of a Partner’s allocable share of income or gain from the Partnership will constitute qualified business income. Prospective investors that are individuals, trusts or estates should consult their tax advisors as to whether they are eligible to deduct a portion of any income allocated to them for U.S. federal income tax purposes by the Partnership.

Investment Interest Expense Deductions. To the extent that the Partnership has interest expense and such interest expense is considered allocable to investment property, a non-corporate Partner may be subject to the “investment interest” limitations of Code §163(d). Investment interest includes interest paid or accrued on indebtedness incurred or continued to purchase or carry property held for investment, and short sale expenses. Investment interest is not deductible in the current taxable year to the extent it exceeds a taxpayer’s “net investment income,” consisting of net gain and ordinary income from investments in the current year. For the purposes of this limitation, net long-term capital gains are generally excluded from the computation of investment income, unless the taxpayer elects to pay tax on such gains at ordinary income tax rates.

If or to the extent that the limitation on investment interest applies, a non-corporate Partner could be denied a deduction for all or part of its distributive share of Partnership interest expenses unless such Partner had sufficient investment income from all sources, including the Partnership. In such case, a Partner that could not deduct such interest expenses currently as a result of the application of this limitation would be entitled to carry such amounts forward to future years when the same limitation would again apply. The limitations on the deductibility of investment interest would also apply to interest paid by a Partner on debt incurred to finance its investment in the Partnership.

Passive Activity Losses. The passive activity limitations of Code §469 apply to individuals, trusts, estates, personal service corporations, and certain closely-held C corporations. In general, these rules limit the deductibility of losses from passive activities (which may include losses attributable to a trade or business carried on as an investing Partner) as well as any rental activity or other business activity in which the taxpayer does not materially participate, to the income generated from the taxpayer’s other passive activities. In general, a Partner may realize passive income or loss from our operations. If a Partner is subject to these rules, such Partner’s share of passive losses, if any, from our operations may be used to offset such Partner’s net income (and associated tax liability) from other passive activities. Conversely, such Partner may utilize losses, if any, from its other passive activities to offset their passive income, if any, from our operations. However, any “excess” passive loss from our operations cannot be utilized to offset the Partner’s income from other sources, such as “active income” (i.e., wages and active trade or business income) or “portfolio income” (i.e., dividend, interest, royalty and annuity income and gains derived from assets producing portfolio income).

If a Partner’s passive losses exceed its passive income, such excess may not be used to offset such Partner’s other taxable income and must be carried forward to future years to offset passive income recognized in those years under the same rules or upon the disposition in full of such passive interest. Therefore, a Partner will receive no current tax benefit from our losses to the extent that such Investor has no passive activity income from other sources during that tax year.

Portfolio income earned by a taxpayer is treated as non-passive income of the taxpayer and cannot be offset by such taxpayer’s passive losses, if any. Consequently, to the extent that we generate portfolio income, each Partner will have an increased tax liability regardless of the amount of passive losses, if any, realized by the Partnership from its operations. Please note that certain income (including dividend and royalty income) generated by the Partnership may constitute portfolio income to Partners.

The passive activity loss rules are applied after other applicable limitations on deductions such as the tax basis limitation and the at risk rules described above.

Limitation on Deductibility of Excess Business Losses. Under current law, individuals (or entities treated as individuals), trusts and estates are not permitted to deduct “excess business losses,” very generally defined to be aggregate deductions with respect to a taxable year attributable to trades or business of the taxpayer that exceed certain threshold amounts. In the case of partnerships, the limitation is applied at the partner level and each partner must take into account its allocable share of partnership income, gain, deductions and losses from trades or businesses of the partnership for purposes of calculating its excess business loss, if any. The limitation on deductibility of excess business losses is applied after the limitation on passive losses described above. The limitations on deductions of “excess business losses” may limit the deductibility of certain of the Partnership’s losses. Any losses disallowed as a result of this limitation may be carried forward to future years, subject to certain limitations.

Treatment of Distributions. In the event cash distributions made to a Partner by us exceed such Partner’s adjusted tax basis in his, her or its Series Interests, such Investor must recognize gain equal to such excess. Cash distributions in excess of a Partner’s adjusted tax basis generally will be considered gain from the sale or exchange of an interest in the Partnership, which gain may be treated, at least in part, as capital gain. Please note that any reduction in a Partner’s share of our liabilities will be treated as a cash distribution for federal income tax purposes.

Surtax on Unearned Income. Code §1411 imposes a 3.8% surtax on the “net investment income” of certain U.S. persons who are citizens and resident aliens, and on the undistributed “net investment income” of certain U.S. estates and trusts. Among other items, “net investment income” generally would include a Partner’s allocable share of the Partnership’s net gains and certain other income such as interest and dividends, less deductions allocable to such income. In addition, “net investment income” may include gain from the sale, exchange or other taxable disposition of an interest in the Partnership, less certain deductions. Prospective investors should consult their own advisors concerning its potential applicability to their individual circumstances.

Disposition of a Unit. Upon the sale of Interests, a Partner will recognize gain or loss equal to the difference between such Partner’s “amount realized” and such Partner’s adjusted tax basis in their Interests. A Partner’s “amount realized” will equal the sum of the cash and fair market value of other property received plus the portion of our nonrecourse liabilities allocated to the Interests sold and any Partner recourse liabilities of which the Partner is relieved. If the amount of cash and fair market value of other property received plus the allocable share of our nonrecourse liabilities and Partner recourse liabilities of which the Partner is relieved exceeds the Partner’s adjusted basis with respect to the Interests disposed of, such Partner will recognize gain equal to such excess. The tax liability resulting from such gain could exceed the amount of cash received upon the disposition of such Interests. To the extent that a portion of the gain upon the sale of Interests is attributable to a Partner’s share of our “inventory items” and “unrealized receivables,” (customarily referred to as “hot assets”) as those terms are defined in Code §751, such portion will be treated as ordinary income. Unrealized receivables include (i) to the extent not previously includable in our income, any rights to pay for services rendered or to be rendered and (ii) amounts that would be subject to recapture as ordinary income if we had sold our assets at their fair market value at the time of the transfer of such Interests.

Capital gain or loss recognized by an individual Partner on the sale or exchange of a Unit held for more than 12 months will be long-term capital gain or loss for United States federal income tax purposes. All other gains will be taxed at ordinary income rates. A Partner’s ability to deduct capital losses may be severely limited.

If a Partner sells or otherwise disposes of a Unit prior to the end of a taxable year in which the Partnership has net income, such Investor will be liable for the income taxes due on its proportionate share of the net income attributable to such Unit for that period ending on the date of disposition, even though the Partner may not have received any cash distributions.

Pursuant to the current law, if any portion of the gain realized by a Partner on a sale or disposition (or deemed sale or disposition, including any deemed disposition resulting from a subsequent closing of the Partnership) of its interest (or any portion thereof) in the Partnership would be treated as effectively connected with the conduct of a U.S. trade or business, the Partnership may be required to withhold taxes from future distributions to a transferee Partner in an amount up to ten percent (10%) of the amount realized by the transferor Partner unless (x) the transferor Partner provides an affidavit of non-foreign status within the meaning of Section 1446 of the Code in connection with such transfer or (y) the transferee withholds and remits a sufficient amount from the purchase price. The Manager shall provide the form and content of such affidavit based on advice of tax counsel and its sole reasonable discretion. A Partner is expected to be required to provide and certify its correct taxpayer identification number, and to provide other relevant certifications regarding its identity and U.S. federal income tax characteristics in order to avoid ten percent (10%) withholding upon the sale, transfer, or other disposition of its interest (or any portion thereof) in the Partnership, and each Partner will be required to indemnify the Partnership for any liabilities arising from any tax liability described above.

Deductibility of Prepaid and Other Expenses

The Partnership will incur expenditures for legal fees in association with the set-up of the Partnership. These expenditures will be capitalized and will be deducted on dissolution of the Partnership based on current tax law.

The Partnership will incur expenditures for professional fees associated with the preparation and filing of the annual income tax and informational return and the preparation of Schedule K-1 reports to be distributed to the Partners. These expenditures will be deducted on an annual basis. All other normal operating expenses will be deducted on an annual basis by the Partnership, which will use a calendar accounting year.

Cost Recovery and Recapture

The tax basis of the Partnership’s assets will be used for purposes of computing depreciation and cost recovery deductions and, ultimately, gain or loss on the disposition of these assets. If a Series disposes of depreciable property by sale, foreclosure or otherwise, all or a portion of any gain, determined by reference to the amount of depreciation deductions previously taken, may be subject to the recapture rules and taxed as ordinary income rather than capital gain. Similarly, a Partner who has taken cost recovery or depreciation deductions with respect to property the Partnership owns will likely be required to recapture some or all of those deductions as ordinary income upon a sale of its interest in the Partnership.

The costs the Partnership incurs in offering and selling its Interests must be capitalized and cannot be deducted currently, ratably or upon the Partnership’s termination. While there are uncertainties regarding the classification of certain costs as organization expenses, which may be amortized by the Partnership, and as Offering expenses, which may not be amortized by the Partnership, the underwriting discounts and commissions the Partnership incurs will be treated as Offering expenses.

Deductibility of Other Expenses

Our organizational expenses are not currently deductible, but may, at our election, be amortized ratably over a period of not less than 15 years (and may be amortized over a different period for book purposes). Our Offering expenses (i.e., expenditures made in connection with the marketing and issuance of Interests, including placement fees) are neither deductible nor amortizable. The Internal Revenue Service may disagree with us as to the allocation of expenses between organizational and syndication expenses and may assert that a portion of any management fees paid by us to the Manager should be deemed to be a reimbursement for organizational or nondeductible Offering expenses. The IRS may also challenge the deductions of other expenses, depending on all the facts and circumstances.

Taxable Gain

The tax basis of each of the Partnership’s assets will be used for purposes of computing depreciation and cost recovery deductions and, ultimately, gain or loss on the disposition of these assets. If the Partnership disposes of depreciable property by sale, foreclosure or otherwise, all or a portion of any gain, determined by reference to the amount of depreciation deductions previously taken, may be subject to the recapture rules and taxed as ordinary income rather than capital gain. Similarly, a Partner who has taken cost recovery or depreciation deductions with respect to property the Partnership owns will likely be required to recapture some or all of those deductions as ordinary income upon a sale of its interest in the Partnership.

Phantom Income

It may occur that in any year the Partners will receive an allocation of taxable income and not receive cash distributions sufficient to pay the tax liability arising from such income. Colloquially, this is referred to as “phantom income.” In this event, the Partners may owe tax on the reportable income, which the Partner will need to pay out of pocket.

Unrelated Business Income Tax (UBIT)

Employee benefit plans and most organizations exempt from federal income taxes (“Exempt Organizations”), including IRAs and other similar retirement plans, are subject to tax to the extent that their unrelated business taxable income (“UBTI”) exceeds $1,000.00 during any tax year. To the extent that an Exempt Organization is allocated UBTI from the Partnership, it would be subject to tax on such amounts exceeding $1,000 at the trust tax rates. UBTI generally means the gross income derived from any unrelated trade or business regularly carried on by the exempt organization, less the deductions directly connected with carrying on the trade or business. Certain types of income (and deductions directly connected with the income) are generally excluded when calculating UBTI, such as rents from real property and gains or losses from the sale, exchange, or other disposition of property. However, there are exceptions to the exclusion that will likely apply with respect to Partnership investments. In this regard, it is likely that the Partnership investments will be acquired with funds from loans, which will be “acquisition indebtedness” and result in a portion of the net income therefrom, generally equal to the ratio of acquisition indebtedness to basis in property, being UBTI. The fact that UBTI will be generated and allocated to the Partnership (and ultimately the Partners) may make an investment in the Partnership less desirable for an Exempt Organization, IRA or other similar retirement plan.

Audits

Election Out of Bipartisan Budget Act Audit Rules

Effective for partnership returns for tax years beginning on or after January 1, 2018, partnerships will be subject to the audit rules of sections 6221 through 6241 of the Internal Revenue Code, as amended by Bipartisan Budget Act of 2015 (BBA). Under the previous rules, partnership audits (subject to certain exceptions for small partnerships) were conducted at the partnership level, through interaction with a Tax Matters Partner (TMP) authorized to bind all partners (subject to participation in some instances by Notice Partners). Tax adjustments were made at the partnership level, but the adjustments would flow through to the partners who were partners during the year(s) under audit. Collection would then occur at the partner level.

Under the BBA audit rules, the IRS will assess and collect tax deficiencies directly from the partnership at the entity level. Generally, the tax is imposed on and paid by the partnership in the current year, calculated at the highest individual rate. The result is that the underlying tax burden of the underpayment may be shifted from the partners who were partners during the year(s) under audit to current partners.

In addition, the positions of TMP and Notice Partners have been eliminated and replaced with a Partnership Representative, which must be designated annually on the partnership’s timely filed return. The Partnership Representative has the sole authority to act on behalf of the partnership and the partners in an audit, and those powers cannot be limited.

A partnership may elect out of the BBA audit rules if certain conditions are met. In order to elect out, the partnership must issue 100 or fewer K-1s each year with respect to its partners. Moreover, each partner must be either an individual, a C corporation, a foreign entity that would be treated as a C corporation if it were domestic, an S corporation, or the estate of a deceased partner. Thus, a partnership is ineligible to elect out if any partner is a trust (including a grantor trust), a partnership, or a disregarded entity, such as an LLC where the social security number of the individual Partner is used for income tax reporting purposes. The election out must be made annually on the partnership’s timely filed return and must include a disclosure of the name and taxpayer identification number of each partner. In the case of a partner that is an S corporation, each K-1 issued by the S corporation partner counts toward the limit of 100 K-1s. The partnership must notify each partner of the election.

It is the intent of the Partnership to elect out of the BBA audit rules, if possible. By electing out of the BBA audit rules, the Partnership will be subject to audit procedures similar to the TEFRA and pre-TEFRA rules, but the IRS will be required to assess and collect any tax that may result from the adjustments at the individual partner level. However, this opt-out provision likely will not be available to the Partnership based on the tax classification of the Partners.

Partners will be required timely to furnish the Partnership with the information necessary to make the annual election, and the Partnership will be authorized to provide such information to the IRS.

Push Out Election (Audit)

The “push out” election of Internal Revenue Code section 6226 provides an alternative to the general rule that the partnership must pay any tax resulting from an adjustment made by the IRS. Under section 6226, a partnership may elect to have its reviewed year partners consider the adjustments made by the IRS and pay any tax due as a result of those adjustments. The partnership must make the “push out” election no later than 45 days after the date of the notice of final partnership adjustment and must furnish the Secretary and each partner for the reviewed year a statement of the partner’s share of the adjustment.

If the Partnership fails to make a valid election out of the BBA audit rules or is otherwise disqualified from electing out of their application, the Partnership intends to elect the application of the “push out” procedures. In the event of a push out, a former Partner may owe additional tax if they were a Partner during the reviewed year.

THE U.S. FEDERAL INCOME TAX TREATMENT OF HOLDERS OF OUR INTERESTS DEPENDS IN SOME INSTANCES ON DETERMINATIONS OF FACT AND INTERPRETATIONS OF COMPLEX PROVISIONS OF U.S. FEDERAL INCOME TAX LAW FOR WHICH NO CLEAR PRECEDENT OR AUTHORITY MAY BE AVAILABLE. IN ADDITION, THE TAX CONSEQUENCES OF HOLDING OUR INTERESTS TO ANY PARTICULAR INVESTOR WILL DEPEND ON THE INVESTOR’S PARTICULAR TAX CIRCUMSTANCES. YOU ARE URGED TO CONSULT YOUR TAX ADVISOR REGARDING THE U.S. FEDERAL, STATE, LOCAL, AND NON-U.S. INCOME AND OTHER TAX CONSEQUENCES TO YOU, IN LIGHT OF YOUR PARTICULAR INVESTMENT OR TAX CIRCUMSTANCES, OF ACQUIRING, HOLDING, AND DISPOSING OF OUR INTERESTS.

THE MANAGER MAY DETERMINE IN ITS SOLE AND ABSOLUTE DISCRETION WHETHER TO MAKE ANY AVAILABLE ELECTION UNDER THE CODE IN RESPECT OF THE PARTNERSHIP, AND MAY REVOKE ANY SUCH ELECTION IF, IN ITS SOLE AND ABSOLUTE DISCRETION, IT DETERMINES THAT SUCH REVOCATION IS IN THE BEST INTEREST OF THE MEMBERS TAKEN AS A WHOLE. UNDER THE PARTNERSHIP AGREEMENT, THE MANAGER SHALL BE UNDER NO OBLIGATION TO TAKE INTO ACCOUNT THE TAX CONSEQUENCES TO ANY SHAREHOLDER. THE PARTNERSHIP AGREEMENT ALSO PROVIDES THAT NEITHER THE MANAGER NOR THE PARTNERSHIP SHALL HAVE LIABILITY TO A MEMBER UNDER ANY CIRCUMSTANCES AS A RESULT OF AN INCOME TAX LIABILITY INCURRED BY SUCH MEMBER AS A RESULT OF AN ACTION (OR INACTION) BY THE MANAGER PURSUANT TO ITS AUTHORITY UNDER SUCH AGREEMENT.

The preceding discussion of United States federal tax considerations is for general information only. It is not tax advice. Each prospective investor should consult its own tax advisor regarding the particular United States federal, state and local and foreign tax consequences, if applicable, of purchasing, holding and disposing of the Interests, including the consequences of any proposed change in applicable laws.

Erisa Considerations

 Each respective member that is an employee benefit plan or trust (an “ERISA Plan”) within the meaning of, and subject to, the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”), or an individual retirement account (“IRA”) or Keogh Plan subject to the Internal Revenue Code, should consider the matters described below in determining whether to invest in the Partnership.

In addition, ERISA Plan fiduciaries must give appropriate consideration to, among other things, the role that an investment in the Partnership plays in such ERISA Plan’s portfolio, taking into consideration (i) whether the investment is reasonably designed to further the ERISA Plan’s purposes, (ii) an examination of the risk and return factors, (iii) the portfolio’s composition with regard to diversification, (iv) the liquidity and current return of the total portfolio relative to the ERISA Plan’s objectives and (v) the limited right of members to withdraw all or any part of their capital accounts or to transfer their Partnership Interests in the Partnership.

If the assets of the Partnership were regarded as “plan assets” of an ERISA Plan, an IRA, or a Keogh Plan, our General Partner of the Partnership would be a “fiduciary” (as defined in ERISA) with respect to such plans and would be subject to the obligations and liabilities imposed on fiduciaries by ERISA. Moreover, other various requirements of ERISA would also be imposed on the Partnership. In particular, any rule restricting transactions with “parties in interest” and any rule prohibiting transactions involving conflicts of interest on the part of fiduciaries would be imposed on the Partnership which may result in a violation of ERISA unless the Partnership obtained an appropriate exemption from the Department of Labor allowing the Partnership to conduct its operations as described herein.

Regulations adopted by the Department of Labor (the “Plan Regulations”) provides that when a Plan invests in another entity, the Plan’s assets include both the equity interest and an undivided interest in each of the underlying assets of the entity, unless it is established that, among other exceptions, the equity participation in the entity by “benefit plan investors” is not “significant.” The Pension Protection Act of 2006 amended the definition of “benefit plan investors” to include only plans and plan asset entities (i.e., entities that are themselves deemed to hold plan assets by virtue of investments in them by plans) that are subject to part 4 of Title I of ERISA or section 4975 of the Internal Revenue Code. This new definition excludes governmental, church, and foreign benefit plans from consideration as benefit plan investors.

Under the Plan Regulations, participation by benefit plan investors is “significant” on any date if, immediately after the last acquisition, twenty-five percent (25%) or more of the value of any class of equity Partnership Interests in the entity is held by benefit plan investors. The Partnership intends to limit the participation in the Partnership by benefit plan investors to the extent necessary so that participation by benefit plan investors will not be “significant” within the meaning of the Plan Regulations. Therefore, it is not expected that the Partnership assets will constitute “plan assets” of plans that acquire Partnership Interests.

It is the current intent of the Partnership to limit the aggregate investment by benefit plan investors to less than twenty-five percent (25%) of the value of the members’ Partnership Interests so that equity participation of benefit plan investors will not be considered “significant.” The Partnership reserves the right, however, to waive the twenty-five percent (25%) limitation.

ACCEPTANCE OF SUBSCRIPTIONS ON BEHALF OF INDIVIDUAL RETIREMENT ACCOUNTS OR OTHER EMPLOYEE BENEFIT PLANS IS IN NO RESPECT A REPRESENTATION BY OUR PARTNERSHIP OR ITS OFFICERS, DIRECTORS, OR ANY OTHER PARTY THAT THIS INVESTMENT MEETS ALL RELEVANT LEGAL REQUIREMENTS WITH RESPECT TO INVESTMENTS BY ANY PARTICULAR PLAN. THE PERSON WITH INVESTMENT DISCRETION SHOULD CONSULT WITH HIS OR HER ATTORNEY AND FINANCIAL ADVISERS AS TO THE PROPRIETY OF SUCH AN INVESTMENT IN LIGHT OF THE CIRCUMSTANCES OF THAT PARTICULAR PLAN AND CURRENT TAX LAW.

Experts

Our financial statements as of inception June 23, 2025, included in this offering circular have been audited Alice.CPA LLC as stated in its report appearing herein. Such financial statements have been so included in reliance upon the report of such firm given upon its authority as an expert in accounting and auditing.

Where You Can Find Additional Information

 We have filed with the SEC an offering statement on Form 1-A under the Securities Act with respect to the Interests offered by this offering circular. This offering circular does not contain all of the information included in the offering statement, portions of which are omitted as permitted by the rules and regulations of the SEC. For further information pertaining to us and the Interests to be sold in this offering, you should refer to the offering statement and its exhibits. Whenever we make reference in this offering circular to any of our contracts, agreements or other documents, the references are not necessarily complete, and you should refer to the exhibits attached to the offering statement for copies of the actual contract, agreement or other document filed as an exhibit to the offering statement or such other document, each such statement being qualified in all respects by such reference. Upon the closing of this offering, we will be subject to the informational requirements of Tier 2 of Regulation A and will be required to file annual reports, semi-annual reports, current reports and other information with the SEC. We anticipate making these documents publicly available, free of charge, on our website as soon as reasonably practicable after filing such documents with the SEC.

You can read the offering statement and our future filings with the SEC over the Internet at the SEC’s website at www.sec.gov. You may also read and copy any document we file with the SEC at its public reference facility at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. You may also obtain copies of the documents at prescribed rates by writing to the Public Reference Section of the SEC. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference facilities.

Our General Partner will answer inquiries from potential investors concerning the Interests, the Partnership, our General Partner and other matters relating to the offer and sale of the Interests under this offering circular. We will afford the potential investors the opportunity to obtain any additional information to the extent we possess such information or can acquire such information without unreasonable effort or expense that is necessary to verify the information in this offering circular.

Requests and inquiries regarding this offering circular should be directed to:

BRIDGEWELL SECURED INCOME LP

Attn: Jennifer Jones

2400 E. Colonial Dr., Ste 200

Orlando, FL 32803

Phone No.: (877) 700-4800

Email: manager@bridgewellfunds.com

We will provide requested information to the extent that we possess such information or can acquire it without unreasonable effort or expense.

BridgeWell Secured Income LP

(a Florida Limited Partnership)

Audited Financial Statements

As of the years ended December 31, 2025

Financial Statements

BridgeWell Secured Income LP

Independent Auditor’s Report

April 28, 2026

To the Lenders of BridgeWell Secured Income LP

Re: 2025 Financial Statement Audit – BridgeWell Secured Income LP Orlando, Florida

Report on the Audit of the Financial Statements

Opinion

We have audited the financial statements of BridgeWell Secured Income LP, which comprise the balance sheets as of December 31, 2025, and the related statements of income, changes in members’ equity, and cash flows for the year then ended, and the related notes to the financial statements. In our opinion, the accompanying financial statements present fairly, in all material respects, the financial position of BridgeWell Secured Income LP as of December 31, 2025, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

We conducted our audits in accordance with auditing standards generally accepted in the United States of America (GAAS). Our responsibilities under those standards are further described in the Auditor’s Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of BridgeWell Secured Income LP and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements relating to our audits. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error. In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about BridgeWell Secured Income LP’s ability to continue as a going concern.

Auditor’s Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with GAAS will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the financial statements.

In performing an audit in accordance with GAAS, we:

●	Exercise professional judgment and maintain professional skepticism throughout the audit.

●	Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.

●	Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of BridgeWell Secured Income LP’s internal control. Accordingly, no such opinion is expressed.

●	Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.

●	Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about BridgeWell Secured Income LP’s ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control–related matters that we identified during the audit.

Alice.CPA LLC

Alice.CPA LLC

Robbinsville, New Jersey

April 28, 2026

BRIDGEWELL SECURED INCOME LP

BALANCE SHEET

As of December 31, 2025 (Audited)

2025
ASSETS

Current Assets
Cash	$29,093
Due from Related Party	1,000
Mortgage Loans Receivable	4,528,766
Accrued Interest	33,716
Total Current Assets	$4,592,575

Total Assets	$4,592,575

LIABILITIES AND PARTNERS' CAPITAL

Current Liabilities
Accrued Payable	$25,015
Due to Related Party	16,923
Deferred Payment	9,483
Total Liabilities	$51,421

Partners' Capital	$4,541,154

Total Liabilities and Partners' Capital	$4,592,575

The accompanying footnotes are an integral part of these financial statements.

BRIDGEWELL SECURED INCOME LP

STATEMENT OF OPERATIONS

For the Year Ended December 31, 2025

(Audited)

2025
Income:
Interest Income	$48,285
Total Income	48,285

Operating Expenses:
General and administrative	—
Total Operating Expenses	—

Net Income	$48,285

The accompanying footnotes are an integral part of these financial statements.

BRIDGEWELL SECURED INCOME LP

STATEMENT OF CHANGES IN PARTNERS’ CAPITAL

For the Year Ended December 31, 2025 (Audited)

Partners

	Limited	General	Syndication Fees	Total Partners' Capital
Balance as of June 23, 2025
(Inception)	$—	$—	$—	$—
Contribution	4,643,200	13,266	(115,312)	4,541,154
Distribution and Withdrawals	(36,019)	(12,266)	—	(48,285)
Net Income	36,019	12,266	—	48,285
Balance as of December 31, 2025	$4,643,200	$13,266	$(115,312)	$4,541,154

The accompanying footnotes are an integral part of these financial statements.

BRIDGEWELL SECURED INCOME LP

STATEMENT OF CASH FLOWS

For the Year Ended December 31, 2025

(Audited)

2025
Cash Flows from Operating Activities
Net income	$48,285
Adjustments to Reconcile Net Income to Net Cash from Operating Activities:

(Increase)/Decrease in Assets:
Due from Related Party	(1,000)
Mortgage Loans Receivable	(3,670,866)
Accrued Interest	(33,716)
Increase/(Decrease) in Liabilities:
Accrued Payable	25,015
Due to Related Party	16,923
Deferred Payment	9,483
Net cash provided used operating activities	(3,605,876)

Cash Flows from Financing Activities
Partners' Contribution	3,798,566
Distribution	(48,285)
Capital offering cost	(115,312)
Net cash used in financing activities	3,634,969
Net change in cash and cash equivalents	29,093

Cash and cash equivalents at beginning of period	—
Cash and cash equivalents at end of period	$29,093

Noncash transactions
Noncash capital contribution (see Note 7)	$857,900

The accompanying footnotes are an integral part of these financial statements.

BRIDGEWELL SECURED INCOME LP

NOTES TO FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2025

(AUDITED)

NOTE 1 – NATURE OF OPERATIONS AND CONSOLIDATION

Organization

BridgeWell Secured Income LP (which may be referred to as the “Company,” “we,” “us,” or “our”) was formed as Limited Partnership on June 23, 2025, in Florida and is headquartered in Orlando, Florida. The Partnership provides investors with the opportunity to earn a preferred return and receive predictable monthly distributions. Its investment strategy focuses on real estate-backed bridge loans that emphasize high yield, liquidity, and security.

The Partnership operates by providing short-term bridge loans to real estate investors. These loans are originated by the Lender, BridgeWell Capital, and carry a fixed note rate. Monthly interest payments on performing notes allow the Partnership to make regular distributions to investors. Secured Income Manager LLC serves as the General Partner, overseeing operations, ensuring compliance with investment objectives, and maintaining ethical business practices.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying financial statements have been prepared using the accrual method of accounting in conformity with accounting principles generally accepted in the United States of America (“US GAAP”). Any reference in these notes to applicable guidance is meant to refer to U.S. GAAP as found in the Accounting Standards Codification (“ASC”) and Accounting Standards Updates (“ASU”) of the Financial Accounting Standards Board (“FASB”).

Fiscal Year-End

The Partnership’s fiscal year ends on December 31st.

Use of Estimates

The preparation of the financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and the footnotes thereto. Actual results could differ from those estimates. It is reasonably possible that changes in estimates will occur in the near term.

Risks and Uncertainties

The Company has a limited operating history. The Company’s business and operations are sensitive to general business and economic conditions in the United States. A host of factors beyond the Company’s control could cause fluctuations in these conditions. Adverse conditions may include recession, downturn or otherwise, local competition or changes in consumer taste. These adverse conditions could affect the Company’s financial condition and the results of its operations.

Cash and Cash Equivalents

Cash consists of funds held in the Company’s checking account. The Company considers short- term, highly liquid investments with original maturities of three months or less at the time of purchase to be cash equivalents. The Company has no cash equivalents as of December 31, 2025.

BRIDGEWELL SECURED INCOME LP

NOTES TO FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2025

(AUDITED)

Mortgage Loans Receivable

Mortgage loans receivable consists of fixed rate loans secured primarily first on residential and commercial properties. These loans are carried at their unpaid principal balance, adjusted for any unamortized premiums or discounts and net of the allowance for credit loss. Company loans will have varying terms at the discretion of the Manager. The Company recognize interest income monthly based on the agreed interest in the loan agreements. A loan is impaired when, based on current information and events, it is probable that the Company will be unable to collect all amounts due according to the contractual terms of the loan agreement. Impairment is measured on a loan- by-loan basis by either the present value of expected future cash flows discounted at the loan’s effective interest rate, the loan’s obtainable market price or the fair value of the underlying collateral.

The Company will from time to time purchase non-performing loans from other individual or institutional investors. At its sole discretion, the Manager may accrue interest on these loans after assessing the likelihood of collection of such interest. This is reassessed at regular intervals by the Manager during the time of non-performance and pending foreclosure. If it is determined at reassessment that some or all of the accrued interest is likely uncollectable, these amounts will be recorded as a loss on the statement of income.

Allowance for Credit Losses (CECL)

The Company accounts for expected credit losses on financial assets measured at amortized cost, including mortgage loans receivable, in accordance with ASC 326, Financial Instruments—Credit Losses. The Company recognizes an allowance for credit losses based on management’s estimate of lifetime expected credit losses, considering historical loss experience, current conditions, and reasonable and supportable forecasts.

Mortgage loans are primarily secured by real estate collateral. The Company evaluates its loan portfolio on an individual basis due to the nature of the underlying assets. In estimating expected credit losses, the Company considers the value of the underlying collateral, borrower payment performance, loan-to-value ratios, and other relevant qualitative factors. For loans in which repayment is expected to be substantially through the operation or sale of the collateral, the Company applies a collateral-dependent approach, whereby expected credit losses are measured based on the fair value of the underlying collateral, less estimated costs to sell, as applicable.

As of December 31, 2025, management determined that no allowance for credit losses was required, as no expected credit losses were identified after considering the estimated fair value of the underlying collateral relative to outstanding loan balances, borrower payment performance, and other relevant factors. The Company has not historically experienced credit losses on its loan portfolio. Management will continue to monitor the loan portfolio and will record an allowance for credit losses in future periods as expected credit losses arise based on updated information and estimates.

Fair Value Measurements

US GAAP defines fair value as the price that would be received to sell an asset or be paid to transfer a liability in an orderly transaction between market participants at the measurement date (exit price) and such principles also establish a fair value hierarchy that prioritizes the inputs used to measure fair value using the following definitions (from highest to lowest priority):

●	Level 1 – Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.

BRIDGEWELL SECURED INCOME LP

NOTES TO FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2025

(AUDITED)

●	Level 2 – Observable inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly, including quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data by correlation or other means.

●	Level 3 – Prices or valuation techniques requiring inputs that are both significant to the fair value measurement and unobservable.

Mortgage loans receivable is presented at fair value as of December 31, 2025.

Valuation Process and Techniques

The Company has various processes and controls in place to ensure that fair value is reasonably estimated. A model validation policy governs the use and control of valuation models used to estimate fair value. Periodic reassessments of the models are performed to ensure that they are continuing to perform as designed.

Income Taxes

The Company has elected to be a partnership under the Internal Revenue Code and a similar section of the state code. The members of a partnership are taxed on their proportionate share of the Company’s taxable income. Therefore, no provision or liability for income taxes has been included in these financial statements.

Revenue Recognition

Mortgage interest income on performing loans is recognized as revenue when earned according to the contractual terms of the loan agreement. Payoff fees and rebates are recognized when earned according to the contractual terms of the loan or other agreement. Loan sale premiums are earned when a loan is sold to an institutional investor who pays an amount over the value of the underlying mortgages. This is typically 1% of the par value.

Transfers of Financial Assets

Transfers of financial assets are accounted for as sales when control over the asset has been surrendered. Control over transferred assets is deemed to be surrendered when (i) the assets have been isolated from the Fund, (ii) the transferee obtains the right (free of conditions that constrain it from taking advantage of that right) to pledge or exchange the transferred assets, and (iii) the Company does not maintain effective control over transferred assets through an agreement to repurchase them before their maturity.

Organizational Costs

In accordance with FASB ASC 720, organizational costs, including accounting fees, legal fee, and costs of incorporation, are expensed as incurred.

Advertising

The Company expenses advertising costs as they are incurred.

Recent Accounting Pronouncements

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact our financial statements.

BRIDGEWELL SECURED INCOME LP

NOTES TO FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2025

(AUDITED)

General Company Provisions

All of the business, investments, and affairs of the Partnership are directed by its general partner, Secured Income Manager LLC (the “General Partner”). The General Partner has full authority, power, and discretion to manage and control the Partnership, and Limited Partners have little or no control over day-to-day operations (with voting only on limited matters).

The Partnership is governed by a limited partnership agreement dated September 16, 2025 (the “Agreement”), which includes detailed provisions on governance, accounting and financial matters, transfer restrictions, and other key terms.

Terms and Offering of the Company

The General Partner does not currently have an exit strategy and intends to operate the Partnership in perpetuity, subject to dissolution events described below.

The Partnership Interests have not been registered with the U.S. Securities and Exchange Commission and are offered in reliance on exemptions from registration, including Section 4(a)(2) of the Securities Act and Regulation A.

The Partnership shall be dissolved upon the first to occur of, among other events: (i) an event making it unlawful/impossible/impractical to carry on the business, (ii) a vote of Limited Partners holding more than 75% of the Partnership Interests, (iii) the General Partner ceases to be general partner and holders of more than 50% of Interests elect not to continue, or (iv) the General Partner elects to dissolve at its sole discretion.

Limited Partnership Units

On September 17, 2025, the Partnership commenced an offering of up to 2,500 Limited Partner Interests at an offering price of $1,000 per Interest (the “Maximum Offering Amount” of $2,500,000). Interests may be issued in fractional amounts.

On December 3, 2025, the Partnership increased the Maximum Offering Amount to $10,000,000 and increased the maximum Interests offered from 2,500 to 10,000 Interests (at $1,000 per Interest).

As of December 31, 2025, capital raised was $4,643,200 for an outstanding limited partnership interest of 4,643.20 units.

General Partnership Units

The Partnership issued General Partner Interests to Secured Income Manager LLC (the “General Partner”). General Partner Interests are voting interests and give the General Partner full authority, power, and discretion to manage and control the business and affairs of the Partnership and to act for and bind the Partnership; Limited Partners are not permitted to participate in the management or control of the Partnership’s business or operations except for limited voting matters.

General Partner Interests are entitled to 100% of remaining cash flow/profits after (i) payment of any deferred and compounded Preferred Return (if applicable) and (ii) the Limited Partners’ 7.00% per annum preferred return, and thereafter 100% of the remainder to the General Partner.

As of December 31, 2025, the General Partner, has a cumulative capital balance of $13,266 representing 13.26662 General Partner Interests.

BRIDGEWELL SECURED INCOME LP

NOTES TO FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2025

(AUDITED)

Liquidity, Transfers and Withdrawals

There is no trading market for the Interests and none is expected to develop; Interests are “restricted securities,” and transfers are generally prohibited without the General Partner’s prior written approval (subject to limited exceptions and applicable securities law requirements).

Withdrawal / Redemption Policy

No Limited Partner may withdraw within the first six (6) months following admission. Thereafter, the Partnership will use best efforts to honor withdrawal requests for return of capital and payment of any deferred Preferred Return, subject to available cash flow, financial condition, and General Partner approval.

A Limited Partner may request withdrawal and may receive a 100% return of capital (and payment of any deferred Preferred Return) provided: (a) the Limited Partner has been admitted for at least six (6) months, and (b) the Limited Partner provides a written withdrawal request at least ninety (90) days prior to the requested withdrawal.

Withdrawals are subject to aggregate limits: the maximum aggregate amount of capital returned (i) each calendar quarter is limited to 10% of the total outstanding capital of the Partnership as of December 31 of the prior year, and (ii) the General Partner may also limit aggregate withdrawals during any calendar year to not more than 10% of the total outstanding capital as of December 31 of the prior year. The General Partner may waive requirements in cases of undue hardship.

The Partnership will not establish a dedicated reserve to fund withdrawals; withdrawal payments are limited to “Cash Available for Withdrawals” after paying current expenses (including compensation to the General Partner and affiliates), establishing adequate reserves, and providing for monthly cash distributions owed to Limited Partners. If cash is insufficient, payments may be made pro-rata, with unfulfilled portions carried forward (and the General Partner may further postpone or cancel unfulfilled portions in its discretion).

Profits and Losses

Net losses are allocated at fiscal year-end (a) first to Partners with positive capital accounts in proportion to their positive capital balances until reduced to zero, and (b) thereafter to the Partners in accordance with their Percentage Interests.

Net profits are allocated at fiscal year-end in the following order: (a) first to the General Partner to the extent of “excess” prior losses allocated to it, (b) next to Limited Partners as a “chargeback” to the extent of prior capital reductions, (c) next pro-rata among Limited Partners in amounts equal to actual cumulative preferred return distributions (to the extent not previously taken into account), and (d) thereafter 100% to the General Partner.

Distributions

Operating Cash Flow is distributed monthly, to the extent the General Partner determines cash is available, in the following order: first, ratably to Limited Partners for any previously deferred and compounded Preferred Return owed; second, ratably to Limited Partners a non-cumulative, non-compounded 7% per annum Preferred Return calculated on capital contributions; and third, 100% to the General Partner.

If Limited Partners do not receive their full Preferred Return in a particular year, the unpaid portion does not carry forward unless a Limited Partner has elected deferment as described below.

BRIDGEWELL SECURED INCOME LP

NOTES TO FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2025

(AUDITED)

Capital Transaction Cash Flow (and cash from dissolution) is distributed, to the extent available, (a) first for any deferred and compounded Preferred Return, (b) second to Limited Partners until they have received 100% of unreturned capital contributions, and (c) thereafter 100% to the General Partner.

Management and Related Party Fees

The General Partner and its affiliates may receive fees, compensation, and reimbursements in connection with the Offering and ongoing operations.

Asset Management Fee: The General Partner earns an asset management fee of up to 1% per annum of the total amount of capital invested by the Partnership; calculated and paid monthly in arrears.

Partnership Management Fee / Residual Cash Flow: The General Partner receives 100% of Operating Cash Flow remaining after Limited Partners have received their preferred return (per the distribution waterfall).

Loan Servicing Fees: The Partnership’s servicer (which may be a related party) is compensated up to 3% annually of the loan amount of performing loans being serviced, paid monthly and only from borrower payments. The Partnership has entered into a note servicing arrangement with BridgeWell Capital LLC, an affiliated licensed mortgage lender, to service notes owned by the Partnership.

Expense Reimbursements: The Partnership pays organizational and operating expenses, including reimbursement to the General Partner for out-of-pocket organizational/marketing expenses and other Partnership expenses (e.g., legal, tax, accounting, auditing, administration, and other professional fees).

NOTE 3 – MORTGAGE LOANS RECEIVABLE

Mortgage loans receivable consists of notes to individuals and companies, secured by deeds of trust, generally bearing interest at 8.00% to 12.99% per annum with either a balloon payment due at maturity or periodic amortizing payments. Notes have maturity dates through April 2033.

At December 31, 2025, mortgage loans receivable matures as follows:

Years Ending December 31,	Amount
Matured before December 31, 2025	$230,089
2026	1,827,683
2027	—
2028	976,565
2029	—
2030	—
Thereafter	1,494,429
Total	$4,528,766

Mortgage Loan Participations

On the succeeding years the Company will periodically sell participations in its mortgage loans receivable. Sold participation that qualifies as a sale will be removed from the Company’s books and management recognizes its proportionate share of interest income on the remaining mortgage loans receivable as earned.

BRIDGEWELL SECURED INCOME LP

NOTES TO FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2025

(AUDITED)

Sold participations that do not qualify as a sale are recorded as a secured borrowing that is paid down based on the payment terms of the corresponding mortgage loan receivable. Secured borrowings are reflected on the accompanying balance sheets, and interest expense is reflected in the accompanying statements of income. For the year ended December 31, 2025, the Company did not have participation that qualify as a sale.

Credit Risk Concentrations and Credit Quality

Concentrations of credit risk arise when a number of customers are engaged in similar business activities or activities in the same geographic region, or when they have similar economic features that would cause their ability to meet contractual obligations to be similarly affected by changes in economic conditions. Most of the Company’s business activity is with customers located in Florida, North Carolina, and South Carolina. Therefore, the Company’s exposure to credit risk is significantly affected by changes in the economy in those areas. The Company does not believe that its exposure to any particular loan product or geographic area results in a significant concentration of credit risk.

The following table provides information about the outstanding loan portfolio as of December 31, 2025:

Number of Secured Loans Outstanding	19
Total Secured Loans Outstanding	$4,528,766
Average Secured First Loan Outstanding	$261,227
Average Secured Second Loan Outstanding	$43,957
Average Secured Loan as Percent of Total Secured Loans	5.26%
Average Secured Loan as Percent of Partners’ Capital	5.25%

The following table provides information about the outstanding loan portfolio as of December 31, 2025:

Largest Secured Loan Outstanding	$694,316
Largest Secured Loan as Percent of Total Secured Loans	15.33%
Largest Secured Loan as Percent of Partners' Capital	15.29%

Delinquency rates are the primary credit quality indicator. Delinquencies greater than 90 days are a strong indicator of loans that will ultimately result in a foreclosure or similar pay, as the delinquency rate of high-LTV loans tends to be greater than that for loans where the borrower has more equity in the collateral. As of December 31, 2025, the LTV for all outstanding loans measured at the origination of the loan ranged between 11% and 80%, with a weighted average LTV of 64%.

The geographic distribution of the loan collateral also provides insight as to the credit quality of the portfolio, as factors such as the regional economy, home price changes, and specific events such as natural disasters will affect credit quality.

NOTE 4 – FAIR VALUE MEASUREMENTS

The following table represents the Company’s fair value hierarchy for its assets measured at fair value on a recurring basis as of December 31,

	2025
	Level 1	Level 2	Level 3
Mortgage Loans Receivable	$—	$—	$4,528,766
	$—	$—	$4,528,766

BRIDGEWELL SECURED INCOME LP

NOTES TO FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2025

(AUDITED)

For the year ended December 31, 2025, the Company had the following Level 3 assets:

Mortgage Loans Receivable
Beginning Balance	$—
Purchases	4,529,764
Payoffs or Paydowns	(998)
Total	$4,528,766

Due to their short-term nature, the carrying values of cash, accrued interest, related party receivable, accounts payable and related party payable approximate their fair values at December 31, 2025.

NOTE 5 – RELATED PARTY

Related Party Receivable

The balance of related party receivable at December 31, 2025 was $1,000, owed by SIM. This amount is comprised of uncollected members’ capital.

Related Party Payable

The balance of related party payable on December 31, 2025 was $16,923 owed to BW Preferred Income LP. This amount is comprised of syndication fees in preparing, marketing and selling the partnership units.

NOTE 6 – INCOME TAXES

The Company has evaluated its current tax positions and has concluded that as of December 31, 2025 no significant uncertain tax positions exist for which a reserve would be necessary.

The Company’s income tax returns are subject to review and examination by federal, state and local governmental authorities. To the extent penalties and interest are incurred through the examinations, they would be included in the accompanying statements of income.

NOTE 7 – PARTNERS CAPITAL

Limited Partnership Units

On September 17, 2025, the Company received qualification from the U.S. Securities and Exchange Commission to issue Limited Partnership Units under Regulation A, the Conditional Small Issues Exemption, for a period of 12 months. Under the terms of the Company’s offering, it can issue up to 2,500 Limited Partnership Units at a price of $1,000 per unit. The Limited Partnership Units bear a preferred return of 7.00%. Limited Partners collectively holding more than 75% of the Limited Partnership Units may vote to dissolve the Company.

On December 3, 2025, the Company filed a Post-Qualification Amendment to increase the maximum number of offerings to $10 million. Under the terms of the Company’s offering, it can issue up to 10,000 Limited Partnership Units at a price of $1,000 per unit. The Limited Partnership Units bear a preferred return of 7.00%. Limited Partners collectively holding more than 75% of the Limited Partnership Units may vote to dissolve the Company. As of December 31, 2025 the number of outstanding Limited Partnership Units was 4,643.20 units with a valuation of $4,643,200.

BRIDGEWELL SECURED INCOME LP

NOTES TO FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2025

(AUDITED)

Included in total capital contributions is $857,900 of noncash contributions received in the form of mortgage loans transferred from BW Preferred Income LP, an affiliated entity under common control. The noncash contribution was recorded at the estimated fair value of the loans transferred on the date of contribution.

General Partnership Units

The Company issued General Partnership Units to secured income manager, the General Partner. General Partnership Units are voting units and give the General Partner the sole discretion to operate the Company. General Partnership Units are entitled to 100% of profits after the payment of Company expenses and the 7.00% preferred return to the limited partners. As of December 31, 2025 the number of General Partnership Units was 13.2662 units amounting to $13,266.

Syndication Costs

Syndication costs, which consist primarily of legal, accounting, and marketing fees associated with the syndication of partnership interests, are capitalized and recorded as a reduction of total partners’ capital. These costs are not amortized. For the year ended December 31, 2025, the Fund incurred $115,312 in syndication costs, which are reflected as a reduction to partners’ capital in the Statement of Changes in Partners’ Capital

NOTE 8 – COMMITMENTS AND CONTINGENCIES

The Company is not currently involved with and does not know of any pending or threatening litigation against the Company as of December 31, 2025.

NOTE 9 – GOING CONCERN

These financial statements are prepared on a going concern basis. The Company was formed in 2025 and generated revenue and net profit on its first year of operation. Management has evaluated the Company’s financial condition and results of operation as of December 31, 2025, and has determined there were no conditions or events that raise substantial doubt about the Company’s ability to continue as a going concern for a period of twelve months from the date these financial are issued. The financial statements do not include any adjustments that might be necessary if the Company is not able to continue as a going concern.

NOTE 10 – SUBSEQUENT EVENTS

Investment Capital

From January 1, 2026 through April 28, 2026 the Company issued an additional 3,216.221 Limited Partnership Units for $3,216,221 and returns 25 Limited Partnership Units for $25,000.

Management’s Evaluation

Management has evaluated subsequent events through April 28, 2026, the date the financial statements were available to be issued. Based on this evaluation, no additional material events were identified which require adjustment or disclosure in the financial statements.